April 25, 2008
Rebecca A. Marquigny, Esq.
Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re:    Principal Life Insurance Company Separate Account B (the “Registrant”)
Response to Oral Comments of April 14, 2008; Post-Effective Amendment No. 7 to the Registration Statement on Form N-4 filed
   February 29, 2008 for the Investment Protector Plus Variable Annuity Contract
File Nos. 333- 116220 & 811-02091
Dear Ms. Marquigny:
Thank you for your time and attention during your telephone conference with Amy Piepmeier on April 14, 2008. This letter is in response to the Staff’s comments you provided during that conversation regarding the above referenced Post-Effective Amendment No. 7 to Registrant’s Registration Statement on Form N-4 as filed on February 29, 2008 pursuant to Rule 485(a) (the “Post-Effective Amendment”) for the Investment Protector Plus Variable Annuity Contract (the “Contract”).
In order to facilitate your review of Registrant’s responses, a summary of each of the Staff’s oral comments (in italics) is set forth below in chronological order immediately followed by Registrant’s response.
In addition, Registrant is enclosing as an exhibit a proposed Post-Effective Amendment No. 8 with revisions made in response to the Staff’s comments and certain additional changes which are described below. All references to page numbers in the responses are to the page numbers in the exhibit. All references to page numbers in the comments are to the page numbers in the courtesy copy of the Post-Effective Amendment provided to you earlier.
RESPONSES TO STAFF COMMENTS

COMMENT 1.	Cover Page – Please include the statement required by Item 1(a)(v)(C) of Form N-4 or explain why its inclusion is not required.

RESPONSE:	Registrant has revised the cover page to include the statement required by Item 1(a)(v)(C) of Form N-4.

COMMENT 2.	Glossary – Please consider adding a definition of “good order” and capitalize its use through out the prospectus.

RESPONSE:	Registrant has revised the Glossary to include a definition of “good order.” Please see page 5 of the prospectus.

Ms. Rebecca Marquigny
April 25, 2008

Registrant has given serious consideration to the capitalization of defined terms. However, Registrant believes that the prospectus’ readability is enhanced by not capitalizing terms each time they are used, and that such capitalization is visually distracting to the reader and may detract from the goals of Plain English and document simplification.

COMMENT 3.	Summary of Expense Information –
a.	General Comments –
i.	Please consolidate the footnotes to the tables and move the footnotes so that they follow the presentation of the Minimum and Maximum Total Annual Operating Expenses of the Underlying Mutual Funds.

RESPONSE:	Registrant has revised the prospectus to consolidate the footnotes to the fee tables and has moved the footnotes to follow the table presentation of the Minimum and Maximum Total Annual Operating Expenses of the Underlying Mutual Funds. Please see the prospectus beginning at page 7.
ii.	Please alter the font size or formatting of the tables and footnotes so as to make the tables more predominant than the footnotes.

RESPONSE:	Registrant has increased font size of the tables to 10 point font with 12 point font headings and decreased the font size of the footnotes to 8 point font. Please see the prospectus beginning at page 7.
iii.	Please consider adding footnote(s) to the tables cross-referencing the narrative description of the charges.

RESPONSE:	Registrant has included a footnote to the fee tables cross-referencing the narrative description of the fees and charges. Please see the prospectus beginning at page 7.
b.	Periodic Expenses – In presenting charges, the charges should be annualized numbers rounded to the nearest 100th decimal place. If a quarterly charge could reflect a higher expense, then in the annualized charge reflect the worst quarterly expense and use a footnote to explain. Please revise the fee tables accordingly. Note that this also applies to the narrative discussion of the expenses in the Charges and Deductions section.

RESPONSE	Registrant has revised the periodic expenses fee table to present charges as annualized numbers rounded to the nearest 100th decimal place. Registrant has also revised the narrative presentation of the charges to reflect annualized numbers. Please see the prospectus beginning at page 7.

COMMENT 4.	Examples –

Ms. Rebecca Marquigny
April 25, 2008

a.	In presenting examples, the examples should reflect the maximum expenses. See Instruction 21 to Item 3 of Form N-4, which provides that current expenses may be presented but must follow presentation of examples reflecting the maximum expenses. Please revise accordingly.

RESPONSE:	Registrant has revised the Example so as to reflect the maximum charges allowable under the Contract. Please see page 12 of the prospectus.
b.	Please remove Example 1 or explain to the Staff why this disclosure is appropriate. See Instruction 21 to Item 3 of Form N-4.

RESPONSE:	Registrant has revised the Examples section to contain only an example which reflects the maximum allowable charges under the Contract and the combination of optional riders whose cumulative expenses totaled more than any other combination of optional riders. Please see page 12 of the prospectus.

COMMENT 5.	Summary – Examination Offer Period (Free-Look): Please revise disclosure to indicate that Registrant will return the greater of the customer’s current accumulated value or the amount of the premium payment(s) applied during the examination offer period.

RESPONSE:	Registrant has revised the disclosure as requested. Please see pages 14 and 17 of the prospectus.

COMMENT 6.	Premium Payments – Exchange Credit: In the last statement of the fourth paragraph of this section, please state that additional charges and deductions may result if the PPC rider is elected at the exchange.

RESPONSE:	Registrant has revised the disclosure in this section to state that election of the PPC and other riders will increase charges. Please see page 17 of the prospectus.

COMMENT 7.	Accumulation Period – Value of Your Contract: In the last paragraph on page 18, please add a bullet reflecting the impact of exchange credits on the contract value.

RESPONSE:	Registrant has revised the disclosure as requested. Please see page 18 of the prospectus.

COMMENT 8.	Telephone and Internet Services
a.	Either in the Glossary or in the narrative, please add user-friendly definition of the “Good Order” (p. 19) as used on the page indicated.

RESPONSE:	Registrant has revised the Glossary to include a definition of “good order.” Please see response to Comment 2.

Ms. Rebecca Marquigny
April 25, 2008

b.	Please indicate whether and how contract owners will be notified should you exercise your right to modify or terminate telephone services or internet transaction procedures.

RESPONSE:	Registrant has revised the disclosure to indicate that contract owners will be notified when reasonably feasible prior to any modification or termination of telephone services or internet transaction procedures and that, where notice is not reasonably feasible, any such modifications or terminations will be applied in a non-discriminatory manner. Please see page 20 of the prospectus.
c.	The last bulleted sentence under the Internet header is difficult to understand. Please clarify.

RESPONSE:	Registrant has revised the disclosure to clarify that instructions will be effective on the next valuation day if the instructions are received by the Registrant when the Registrant is not open for business and/or after the NYSE closes its normal trading. Please see page 21 of the prospectus.

COMMENT 9.	Death Benefit - Please clarify the death benefit outcome by adding additional line items to the table for the following situations: (i) when the owner is the sole annuitant, (ii) when the owner is a joint annuitant, and (iii) when the owner is a natural person but not the annuitant. In the alternative, please explain to the Staff why this disclosure is not appropriate. This comment also applies to similar statements under “Rider Benefits – GMWB Riders, GMWB 1 Rider Death Provision” and “Rider Benefits – GMWB Riders, GMWB 2 Rider Death Provision”.

RESPONSE:	Registrant believes this disclosure is not appropriate. The Contract provides a death benefit upon the death of the owner or, if there are joint owners, upon the death of the first owner to die. The Contract provides a death benefit upon the death of an annuitant who is not an owner only if the owner is not a natural person. In such case, the death benefit is paid upon the death of the annuitant, or if there are joint annuitants, upon the death of the first annuitant to die. The death benefits provided by the GMWB Riders work in this same fashion. Registrant has added an additional introductory paragraph to the death benefit tables to clarify that the death benefit is payable upon the death of the owner. Please see page 22 of the prospectus.

COMMENT 10.	Rider Benefits – Premium Payment Credit Rider
a.	Please add a narrative description of the charge to the discussion of the rider, specifically including a discussion regarding the length of time the rider charge is imposed.

Ms. Rebecca Marquigny
April 25, 2008

RESPONSE:	Registrant has revised the disclosure as requested. Please see the prospectus beginning at page 30.
b.	Please indicate that the tables demonstrating the hypothetical surrender value reflect the maximum charges that may be imposed. lf current charges are below the maximums, you may indicate it as well but such tables must follow disclosure of the hypothetical values based on the maximum charges.

RESPONSE:	Registrant has revised the tables as requested to reflect the maximum charges that may be imposed. Please see page 32 of the prospectus.
c.	If correct, please consider changing the word “may” to “will” in the last sentence of the last paragraph of this section. If not, please expand your disclosure to describe any situation in which the surrender value of a Contract with the PPC rider would be greater than the surrender value of a Contract without the PPC rider.

RESPONSE:	Registrant has revised the disclosure as requested. Please see page 32 of the prospectus.

COMMENT 11.	Rider Benefits – Enhanced Death Benefit Rider: Please revise the third paragraph under this heading. The current phrase, “After the lock-in date, a. and b. are only:” is ambiguous. Specifically, clarify how the Enhanced Death Benefit amount is calculated after the lock- in date. Please consider including examples illustrating the difference between the enhanced death benefit calculations before and after the lock-in date.

RESPONSE:	Registrant has revised the disclosure as requested. Registrant respectfully declines to include examples as it does not believe that such examples are necessary in light of the revised disclosure. Please see page 32 of the prospectus.

COMMENT 12.	Rider Benefits – GMWB Riders
a.	General – Please consider altering the font size or formatting of the headings to make them more predominant.

RESPONSE:	Registrant has revised the font size and style of the headings to make them more predominant. Please see the prospectus beginning at page 33.
b.	Introduction of the GMWB riders:
i.	Please revise the introduction to eliminate repetitive disclosure.

RESPONSE:	Registrant has revised the disclosure as requested.
ii.	Please provide additional disclosure explaining the circumstances in which each rider would be more advantageous than the other.

Ms. Rebecca Marquigny
April 25, 2008

RESPONSE:	Registrant has revised the disclosure to identify instances when one GMWB rider may be more beneficial than another. Please see page 36 of the prospectus.
c.	GMWB Glossary
i.	GMWB Step-Up. This definition is difficult to understand. Please clarify.

RESPONSE:	Registrant has revised the disclosure as requested. Please see page 36 of the prospectus.
ii.	Rider effective date. Please delete this language or indicate the specific situations in which a “special offer” from the Registrant would arise.

RESPONSE:	Registrant has deleted the disclosure as requested. In addition, Registrant has added disclosure to the availability and eligibility section of the GMWB riders to indicate that in the future Registrant may allow GMWB riders to be added to a Contract after issue and that any such offer will be made in a non-discriminatory manner. Please see page 36 of the prospectus.

d.	Investment Protector Plus Rider (GMWB 1 Rider):
i.	Please revise the description of this rider as follows. Using Plain English, describe the benefits more clearly. (e.g. Consider describing the practical effect of the various calculations of benefits under the rider? How are the rider’s benefits/calculation impacted by contract value, death benefits and any other relevant contract features (such as the premium payment credit)?) Consider including examples illustrating the calculations of rider benefits within the narrative of the rider?

RESPONSE:	Using Plain English, Registrant has revised the disclosure to more clearly describe the benefits, the impact of contract provisions on the riders’ features and the impact of the riders’ features on the contract provisions. Registrant has also revised the disclosure to broaden the descriptions of how the GMWB features vary between the riders.

Registrant respectfully declines to add any such examples beyond those already included in the prospectus. Registrant believes including such examples would lengthen and complicate the disclosure in a manner that would be burdensome and distracting to the reader. However, Registrant has included additional cross-references to the Appendices, which include such examples.

ii.	Please explain the significance of the various dates cited in the narrative disclosure (i.e. March 25, 2008 is cited on page 29).

Ms. Rebecca Marquigny
April 25, 2008

RESPONSE:	Registrant has revised the disclosure to explain the significance of the dates cited in the narrative description of the rider. Please see page 38 of the prospectus.
iii.	Required Minimum Distributions under the GMWB 1Rider
1.	Please indicate whether and how contract owners will be notified should they exercise their right to modify or eliminate the RMD Program for GMWB Riders. In addition, please clarify whether any such modification or elimination of the program would be: (i) applied prospectively or retroactively; and (ii) if applied mid-year, how withdrawals of program participants would be treated after implementation of the modification or elimination.

RESPONSE:	Registrant has revised the disclosure to indicate that contract owners will receive 30 days advance notice of any modification or elimination of the RMD Program for GMWB riders and that such modification or elimination will not be effective as to that contract owner until the next contract anniversary following the date of the notification.

iv.	Effect of Accumulated Value Reaching Zero under the GMWB 1 Rider:
1.	Please include disclosure of whether and what types of information are provided to contract owners and when such information will be provided.

RESPONSE:	Registrant has included the requested disclosure. Please see page 39 of the prospectus.
2.	Please provide additional disclosure explaining the circumstances in which each withdrawal benefit option would be more advantageous than the other.

RESPONSE:	Registrant has included the requested disclosure. Please see page 39 of the prospectus.
v.	Effect of Reaching the Annuitization Date under the GMWB 1 Rider:
1.	Please include disclosure of what types of information are provided to contract owners and when such information will be provided relative to the annuitization date.

RESPONSE:	Registrant has included such disclosure as requested. Please see page 40 of the prospectus.
2.	Please provide additional disclosure explaining the circumstances in which each withdrawal benefit option would be more advantageous than the other.

Ms. Rebecca Marquigny
April 25, 2008

RESPONSE:	Registrant has included the requested disclosure. Please see page 40 of the prospectus.
vi.	GMWB 1 Step-Up
1.	Please provide additional disclosure comparing and contrasting the GMWB Step-Up before and after the date cited so that the reader may distinguish between the provisions.

RESPONSE:	Registrant has revised the disclosure to clearly indicate the differences in the GMWB Step-Up for the GMWB 1 Rider before and after the date cited. Please see the prospectus beginning at page 40.
vii.	Investment Options under the GMWB 1 Rider:
1.	Please explain to the staff the basis upon which the Registrant can vary the GMWB model options and/or allocation percentages within those model portfolios. Also, please explain how those changes will be implemented.

RESPONSE:	The proposed changes to the GMWB investment options were intended to go into effect as of May 19, 2008. However, after consultation with the Staff regarding the changes, Registrant has determined not to make any changes to the GMWB investment options at this time and has removed any changes to the GMWB investment options from the prospectus. Please note that there is a format change in the presentation of the GMWB Self-Build and GMWB Select Models in Appendix D. The categories have been re-named and a new category has been added to better reflect the investment goals of each category. This format change is one of style, not substance. It does not effect any change in the investment options under a model or the percentage allocations that may be made to them.
2.	Please describe, in greater detail, the role of Principal Financial Advisors, Inc.

RESPONSE:	Registrant has deleted the reference to Principal Financial Advisors, Inc. because it is continuing to review the process it will follow if it should decide to revise GMWB investment options in the future. Please see the response immediately preceding this response.
3.	Please delete the reference to Appendix E.

RESPONSE:	Registrant has removed the reference to Appendix E.
viii.	GMWB 1 Rider Death Provision: Please clarify the death benefit outcome by adding additional line items to the table for the following situations: (i) when the owner is the sole annuitant, (ii) when the owner is a joint annuitant, and (iii) when the owner is a natural person but not the annuitant. In the alternative, please explain to the Staff why this disclosure is not appropriate.

Ms. Rebecca Marquigny
April 25, 2008

RESPONSE:	Please see the response to Comment 9.
e.	Investment Protector Plus 2 Rider (GMWB 2 Rider):
i.	Please revise the descriptions of this rider in the same manner as requested for the Investment Protector Plus Rider (GMWB 1 Rider).

ii.	For each feature of the GMWB 2 Rider, please expand the disclosure to describe how the feature differs from the same or similar feature of the GMWB 1 rider. The information provided should allow the reader to distinguish between the benefits each rider provides. You may include examples illustrating these differences and comparing the effect of the riders.

iii.	Please consider adding cross-reference(s) to the Comparison of the GMWB 1 Rider and the GMWB 2 Rider.

RESPONSE:	Registrant has revised the GMWB 2 disclosure to focus on the features that are different from GMWB 1. The revision incorporates responses to these comments. Please see the prospectus beginning at page 43.

COMMENT 13.	Charges and Deductions
a.	Please consider moving the narrative presentation of the charges and deductions closer to the presentation of the Summary of Expense Information

RESPONSE:	Registrant has moved the disclosure as requested. The Charges and Deductions section now follows presentation of the Contracts feature and precedes presentation of optional riders available under the Contract. Please see the prospectus beginning at page 26.
b.	Please consider re-ordering the narrative presentation of charges and deductions to correspond with the presentation of charges and deductions set forth in the Summary of Expense Information.

RESPONSE:	Registrant has revised the disclosure as requested. Please see the prospectus beginning at page 26.
c.	Please consider adding cross-reference(s) to the Summary of Expense Information presentation of the charges and deductions.

RESPONSE:	Registrant has revised the disclosure as requested. Please see page 26 of the prospectus.
d.	In presenting charges, the charges should be annualized numbers rounded to the nearest 100th decimal place. If a quarterly charge could reflect a higher expense,

Ms. Rebecca Marquigny
April 25, 2008

then in the annualized charge reflect the worst quarterly expense and use a footnote to explain. Note that this also applies to the presentation of the charges and deductions in the fee tables.

RESPONSE:	Registrant has revised the disclosure as requested. Please see the prospectus beginning at page 26.

COMMENT 14.	Reinstatement – The note under this header is confusing. If correct, please state that reinstatement is only available for surrenders of the entire Contract and that any payments received from contract holders after a partial surrender or annuitization will be deemed new premium payments.

RESPONSE:	Registrant has revised the disclosure as requested. Please see page 54 of the prospectus.

COMMENT 15.	Registration Statement
a.	Please update the Commission telephone number listed to 202-551-8090 and update the address for the SEC Public Reference Room to 100 F Street NE, Washington, D.C. 20549-0102.

RESPONSE:	Registrant has revised the disclosure as requested. Please see page 69 of the prospectus.
b.	Please include the registration number for the Contract under the ’33 Act and ’40 Act.

RESPONSE:	Registrant has revised the disclosure as requested. Please see page 60 of the prospectus.

COMMENT 16.	Statement of Additional Information
a.	Independent Registered Accounting Firm: please include the full mailing address for Ernst & Young.

RESPONSE:	Registrant has revised the disclosure as requested. Please see page 3 of the SAI.
b.	Calculation of Performance Data - Please clarify that the Calculation of Performance Data complies with the requirements of Item 21 of Form N-4. In particular, if non-standardized performance quotations are used please include standardized quotations. See Item 21(b) and the instructions thereto. In addition, please explain to the Staff the Registrant’s basis for presenting yields for divisions other than money-market funded divisions.

RESPONSE:	The Calculation of Performance Data complies with the requirements of Item 21 of Form N-4. Registrant has deleted the paragraph discussing yields for

Ms. Rebecca Marquigny
April 25, 2008

divisions other than money-market funded divisions. Please see the SAI beginning at page 3.

COMMENT 17.	Part C
a.	Item 24: Please file as exhibits any material agreements required pursuant to Item 24(b)(8).

RESPONSE:	Registrant confirms that any such exhibits will be filed with its Rule 485(b) post-effective amendment to be effective on May 1, 2008.

b.	Item 26: Please “indicate with appropriate symbols subsidiaries that file separate financial statements, subsidiaries included in consolidated financial statements or unconsolidated subsidiaries included in group financial statements. Indicate for other subsidiaries why financial statements are not filed.” See Item 26 of Form N-4.

RESPONSE:	Registrant has revised the disclosure as requested. Please see Part C beginning at page 4.
FILING OF POST-EFFECTIVE AMENDMENT NO. 8
Registrant proposes to file Post-Effective Amendment No. 8 substantially in the form enclosed with this letter and to make the filing pursuant to Rule 485(b) with a specified effective date of May 1, 2008 (the “Proposed Filing”). The form will be modified to include any additional changes that may be appropriate in response to additional Staff comments, financial statements and exhibits, and non-substantive editorial changes that appear to be appropriate as a result of our ongoing review of the document.
In commenting on the Post-Effective Amendment, the Staff addressed a number of comments to the descriptions of Guaranteed Minimum Withdrawal Benefits which Registrant provides with riders to the Contract (“GMWB”). These riders are referred to in the Post-Effective Amendment as GMWB 1 and GMWB 2. The Staff’s first opportunity to review the disclosures regarding GMWB 2 occurred with the filing of the Post-Effective Amendment on February 29, 2008. The Staff previously had an opportunity to review the disclosures regarding GMWB 1. When giving comments on April 14, 2008, the Staff has indicated that it would like to have additional time to review the disclosures regarding GMWB 2 and suggested a procedure that in effect would exclude GMWB 2 from the Proposed Filing when it becomes effective on May 1, 2008.
In responding to the Staff’s comments on the GMWB features, Registrant has made significant changes to the manner in which it describes those features. It has expanded the Overview discussion to cover a number of features that are common to both GMWB 1 and GMWB 2 and to note factors that a prospective purchaser should consider in deciding between GMWB 1 and GMWB 2. It has revised the discussion of GMWB 1 to eliminate redundant disclosures and otherwise sharpen the description of the rider.

Ms. Rebecca Marquigny
April 25, 2008

Registrant has redone its approach to disclosure regarding GMWB 2. There are a great many similarities between GMWB 2 and GMWB 1. The discussion regarding GMWB 2 no longer repeats virtually verbatim disclosures regarding provisions that are common to both riders. Instead, the reader is referred to discussion of those features in connection with the Overview and GMWB 1. There are only a few areas in which GMWB 2 differs from GMWB 1 in a way that merits specific reference. The GMWB 2 disclosure now focuses on these areas of difference. It highlights them and where necessary discusses them in detail. The draft prospectus includes a chart which provides a ready summary of the differences between the riders. Registrant believes these changes substantially enhance readability and understanding without altering the substance of the much more lengthy disclosure that was previously included in the Post-Effective Amendment.
Registrant is comfortable with its disclosures in the Proposed Filing regarding GMWB 2. It believes those disclosures comply with the disclosure standards of the federal securities laws. Registrant is aware of and is prepared to assume the greater responsibility for that compliance that is imposed on it by the automatic effectiveness provisions of Rule 485. The changes that Registrant has made to its disclosures regarding the GMWB features should significantly reduce the amount of time that the Staff needs to review the disclosures that relate only to GMWB 2. In light of these factors, and the severe disruption that would occur to Registrant’s business and that of its business partners if GMWB 2 is removed from the Proposed Filing, Registrant believes that it is appropriate for it to continue GMWB 2 in the Proposed Filing when it is filed pursuant to Rule 485(b) as described above. Registrant values the benefit of Staff review and comment and would be pleased to consider any Staff suggestions for further review of the registration statement after the Proposed Filing has become effective.
REPRESENTATIONS
Registrant acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement are its responsibility. Registrant also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the Registration Statement do not foreclose the Commission from taking any action with respect to the Registration Statement. The Registrant represents to the Commission that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Rebecca Marquigny
April 25, 2008

Please direct further comments and questions to John W. Blouch ((202) 906-8714) or Aneal Krishnamurthy ((202) 906-8741) at Dykema Gossett PLLC.
Sincerely,
/s/  Sarah J. Pitts
Sarah J. Pitts
Counsel
Principal Financial Group
711 High Street, S-006-W84
Des Moines, Iowa 50392-0300
(515) 248-3259 (direct)
(515) 248-3011 (fax)
Pitts.Sarah@principal.com

EXHIBIT A TO CORRESPONDENCE IN RESPONSE TO ORAL COMMENTS
Registration No. 333-116220
811-02091

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4

REGISTRATION UNDER THE SECURITIES ACT OF 1933	☑
Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 8	☑

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☐
Amendment No.	☐
Principal Life Insurance Company Separate Account B
(Exact Name of Registrant)
Principal Life Insurance Company
(Name of Depositor)
The Principal Financial Group
Des Moines, Iowa 50392
1-515-248-3842
(Address of Depositor’s Principal Executive Offices)
(Depositor’s Telephone Number, including Area Code)
Sarah Pitts
Principal Life Insurance Company
The Principal Financial Group
Des Moines, Iowa 50392-0300
1-515-248-3259
(Name and Address of Agent for Service)
Please send copies of all communications to:
John W. Blouch, Esq.
Dykema Gossett PLLC
Franklin Square, Suite 300 West
1300 I Street, N.W.
Washington, DC 20005-3306
Principal Investment Plus Variable AnnuitySM Contract
(Title of Securities Being Registered)
It is proposed that this filing will become effective (check appropriate box):
☐ immediately upon filing pursuant to paragraph (b) of Rule 485
☑ on May 1, 2008 pursuant to paragraph (b) of Rule 485
☐ 60 days after filing pursuant to paragraph (a)(1) of Rule 485
☐ on (date) pursuant to paragraph (a)(1) of Rule 485.
If appropriate, check the following box:
☐ this post-effective amendment designates a new effective date for previously filed post-effective amendment.
No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

PRINCIPAL INVESTMENT PLUS VARIABLE ANNUITYSM
Prospectus dated May 1, 2008
This prospectus describes Principal Investment Plus Variable Annuity, an individual, flexible premium, deferred variable annuity (the “Contract”), issued by Principal Life Insurance Company (“the Company”, “we”, “us” or “our”).
This prospectus provides information about the Contract and the Principal Life Insurance Company Separate Account B (“Separate Account”) that you, as owner, should know before investing. The prospectus should be read and retained for future reference. Additional information about the Contract and the Separate Account is included in the Statement of Additional Information (“SAI”), dated May 1, 2008, which has been filed with the Securities and Exchange Commission (the “SEC”) and is considered a part of this prospectus. The table of contents of the SAI is at the end of this prospectus. You may obtain a free copy of the SAI by writing or telephoning: Principal Investment Plus Variable Annuitysm, Principal Financial Group, P. O. Box 9382, Des Moines, Iowa 50306-9382, Telephone:1-800-852-4450. You can also visit the SEC’s website at www.sec.gov, which contains the SAI, material incorporated into this prospectus by reference, and other information about registrants that file electronically with the SEC.
An investment in the Contract is not a deposit or obligation of any bank and is not insured or guaranteed by any bank, the Federal Deposit Insurance Corporation or any other government agency.
You generally may allocate your investment in the Contract among the following investment options: dollar cost averaging fixed accounts (“DCA Plus Accounts”), a Fixed Account and the divisions of the Separate Account. The DCA Plus Accounts and the Fixed Account are a part of our General Account. Each division of the Separate Account invests in shares of a corresponding mutual fund (the “underlying mutual funds”). A list of the underlying mutual funds available under the Contract are listed on the next page.
Your accumulated value will vary according to the investment performance of the underlying mutual funds in which your selected division(s) are invested. We do not guarantee the investment performance of the underlying mutual funds.
The Contract, certain Contract features and/or some of the investment options may not be available in all states or through all broker dealers. In addition, some optional features may restrict your ability to elect certain other optional features.
The Contract is available with or without the Premium Payment Credit Rider. This rider applies credits to the accumulated value for premium payments made in contract year one. The amount of the credit may be more than offset by the additional charges associated with it (higher surrender charges, a longer surrender charge period and increased annual expenses). A Contract without this rider will cost less. You should review your own circumstances to determine whether this rider is suitable for you. To assist you in making that determination, we have highlighted in grey boxes those portions of this prospectus pertaining to the rider.

NOTE:	We recapture the premium payment credit if you return the Contract during the examination offer period or request full annuitization of the Contract prior to the third contract anniversary. You take the risk that the recaptured amount may exceed the then current value of the credit(s). This risk occurs when your investment options have experienced negative investment performance (i.e., have lost value) since the credit was applied. In that situation, you would be worse off than if you had not purchased the credit option.
Subject to state availability, if your Contract is purchased on or after May 20, 2006 you have the right to partially annuitize a portion of your accumulated value.
These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
This prospectus is valid only when accompanied by the current prospectuses for the underlying mutual funds. These prospectuses should be kept for future reference. This prospectus is not an offer to sell, or solicitation of an offer to buy, the Contract in states in which the offer or solicitation may not be lawfully made. No person is authorized to give any information or to make any representation in connection with this Contract other than those contained in this prospectus.
The underlying mutual funds are listed on the next page.

The following underlying mutual funds are available under the Contract(1):

AIM Variable Insurance Funds–Series I
•	AIM V.I. Basic Value Fund

•	AIM V.I. International Growth Fund

•	AIM V.I. Small Cap Equity Fund
AllianceBernstein Variable Products Series Fund – Class A
•	AllianceBernstein Small Cap Growth Portfolio
American Century Variable Portfolios II, Inc. – Class II
•	Inflation Protection Fund
American Century Variable Portfolios, Inc.
•	Ultra Fund – Class II

•	Vista Fund – Class I
Dreyfus Investment Portfolios – Service Shares
•	Technology Growth Portfolio
Fidelity Variable Insurance Products – Service Class 2
•	Contrafund® Portfolio

•	Equity-Income Portfolio

•	Growth Portfolio

•	Mid Cap Portfolio

•	Overseas Portfolio
Goldman Sachs Variable Insurance Trust – Service Class 1
•	Structured Small Cap Equity Fund

•	MidCap Value Fund
Lehman Brothers Asset Management, LLC – S Class
•	Lehman Brothers High Income Bond Portfolio
Neuberger Berman Advisers Management Trust
•	Fasciano Portfolio – S Class

•	Partners Portfolio – I Class

•	Socially Responsive Portfolio – I Class
Principal Variable Contracts Funds(2) – Class 1
•	Asset Allocation Account

•	Bond & Mortgage Securities Account(3)

•	Diversified International Account

•	Equity Income Account(4)

•	Government & High Quality Bond Account
Principal Variable Contracts Fund – Class 1 (cont.)
•	International Emerging Markets Account

•	International SmallCap Account

•	LargeCap Blend II Account(5)

•	LargeCap Growth Account(6)

•	LargeCap Growth I Account(7)

•	LargeCap S&P 500 Index Account(8)

•	LargeCap Value Account(9)

•	LargeCap Value II Account(10)

•	LargeCap Value III Account(11)

•	MidCap Blend Account(12)

•	MidCap Growth I Account(13)

•	MidCap Value II Account(14)

•	Money Market Account

•	Principal LifeTime 2010 Account

•	Principal LifeTime 2020 Account

•	Principal LifeTime 2030 Account

•	Principal LifeTime 2040 Account

•	Principal LifeTime 2050 Account

•	Principal LifeTime Strategic Income Account

•	Real Estate Securities Account

•	Short-Term Bond Account

•	SmallCap Growth II Account (15)

•	SmallCap Value I Account (16)

•	Strategic Asset Management Balanced Account Portfolio

•	Strategic Asset Management Conservative Balanced Portfolio

•	Strategic Asset Management Conservative Growth Portfolio

•	Strategic Asset Management Flexible Income Portfolio

•	Strategic Asset Management Strategic Growth Portfolio

•	West Cost Equity Account
T.Rowe Price Equity Series, Inc.
•	T.Rowe Price Blue Chip Growth Portfolio – II

•	T.Rowe Price Health Sciences Portfolio – II

(1)	If you elect a GMWB rider, your investment options for premium payments and accumulated value will be restricted (for restrictions see OPTIONAL RIDER BENEFITS — GMWB Riders).

(2)	Effective May 17, 2008, Principal Variable Contracts Fund, Inc. changed its name to Principal Variable Contracts Funds, Inc.

(3)	Effective May 17, 2008, the Bond Account changed its name to Bond & Mortgage Securities Account.

(4)	Effective May 17, 2008, the Equity Income I Account changed its name to Equity Income Account.

(5)	Effective May 17, 2008, the LargeCap Blend Account changed its name to LargeCap Blend II Account.

(6)	Effective May 17, 2008, the Growth Account changed its name to LargeCap Growth Account.

(7)	Effective May 17, 2008, the Equity Growth Account changed its name to LargeCap Growth I Account.

(8)	Effective May 17, 2008, the LargeCap Stock Index Account changed its name to LargeCap S&P 500 Index Account.

(9)	Effective May 17, 2008, the Capital Value Account changed its name to LargeCap Value Account.

(10)	Effective May 17, 2008, the Equity Value Account changed its name to LargeCap Value II Account.

(11)	Effective May 17, 2008, the LargeCap Value Account changed its name to LargeCap Value III Account.

(12)	Effective May 17, 2008, the MidCap Account changed its name to MidCap Blend I Account.

(13)	Effective May 17, 2008, the MidCap Growth Account changed its name to MidCap Growth I Account.

(14)	Effective May 17, 2008, the MidCap Value Account changed its name to MidCap Value II Account.

(15)	Effective May 17, 2008, the SmallCap Growth Account changed its name to SmallCap Growth II Account.

(16)	Effective May 17, 2008, the SmallCap Value Account changed its name to SmallCap Value I Account.

GLOSSARY
accumulated value — an amount equal to the DCA Plus Account(s) accumulated value plus the Fixed Account accumulated value plus the Separate Account division accumulated value.
anniversary — the same date and month of each year following the contract date.
annuitant — the person, including any joint annuitant, on whose life the annuity benefit payment is based. This person may or may not be the owner.
annuitization — application of a portion or all of the accumulated value to an annuity benefit payment option to make income payments.
annuitization date — the date all of the owner’s accumulated value is applied to an annuity benefit payment option.
contract date — the date that the Contract is issued and which is used to determine contract years.
contract year — the one-year period beginning on the contract date and ending one day before the contract anniversary and any subsequent one-year period beginning on a contract anniversary (e.g. If the contract date is June 5, 2006, the first contract year ends on June 4, 2007, and the first contract anniversary falls on June 5, 2007.).
data page — that portion of the Contract which contains the following: owner and annuitant data (names, gender, annuitant age); the contract issue date; maximum annuitization date; contract charges and limits; benefits; and a summary of any optional benefits chosen by the contract owner.
Dollar Cost Averaging Plus (DCA Plus) Account — an account which earns guaranteed interest for a specific amount of time.
Dollar Cost Averaging Plus (DCA Plus) accumulated value — the amount of your accumulated value which is in the DCA Plus Account(s).
Dollar Cost Averaging Plus (DCA Plus) Program — a program through which premium payments are transferred from a DCA Plus Account to the investment options over a specified period of time.
Fixed Account — an account which earns guaranteed interest.
Fixed Account accumulated value — the amount of your accumulated value which is in the Fixed Account.
good order — an instruction or request is in good order when it is received in our home office, or other place we may specify, and has such clarity and completeness that we do not have to exercise any discretion to carry out the instruction or request. We may require that the instruction or request be given in a certain form.
investment options — the DCA Plus Accounts, Fixed Account and Separate Account divisions.
joint annuitant — an annuitant whose life determines the annuity benefit under this Contract. Any reference to the death of the annuitant means the death of the first annuitant to die.
joint owner — an owner who has an undivided interest with the right of survivorship in this Contract with another owner. Any reference to the death of the owner means the death of the first owner to die.
non-qualified contract — a Contract which does not qualify for favorable tax treatment as a Qualified Plan, Individual Retirement Annuity, Roth IRA, SEP IRA, Simple-IRA or Tax Sheltered Annuity.
notice — any form of communication received by us, at the home office, either in writing or in another form approved by us in advance.
Your notices may be mailed to us at:
Principal Life Insurance Company
P O Box 9382
Des Moines, Iowa 50306-9382

owner — the person, including joint owner, who owns all the rights and privileges of this Contract.
premium payments — the gross amount you contributed to the Contract.
qualified plans — retirement plans which receive favorable tax treatment under Section 401 or 403(a) of the Internal Revenue Code.
Separate Account Division (divisions(s)) — a part of the Separate Account which invests in shares of an underlying mutual fund. (Referred to in the marketing materials as “sub-accounts.”)
Separate Account division accumulated value — the amount of your accumulated value in all divisions.
surrender charge — the charge deducted upon certain partial surrenders or total surrender of the Contract before the annuitization date.
surrender value — accumulated value less any applicable surrender charge, rider fee, annual fee, transaction fee and any premium or other taxes.
transfer — moving all or a portion of your accumulated value to or among one investment option or another. Simultaneous transfers are considered to be one transfer for purposes of calculating the transfer fee, if any.
underlying mutual fund — a registered open-end investment company, or a separate division or portfolio thereof, in which a division invests.
unit — the accounting measure used to calculate the value of a division.
unit value — a measure used to determine the value of an investment in a division.
valuation date — each day the New York Stock Exchange (“NYSE”) is open for trading and trading is not restricted.
valuation period — the period of time from one determination of the value of a unit of a division to the next. Each valuation period begins at the close of normal trading on the NYSE, generally 4:00 p.m. E.T., on each valuation date and ends at the close of normal trading of the NYSE on the next valuation date.
we, us, our - Principal Life Insurance Company. We are also referred to throughout this prospectus as the Company.
you, your — the owner of this Contract, including any joint owner.

SUMMARY OF EXPENSE INFORMATION
The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract or transfer cash value between investment options. The expenses for a Contract with the Premium Payment Credit Rider are higher than the expenses for the Contract without the Premium Payment Credit Rider.
Contract Owner Transaction Expenses(1)

Sales charge imposed on premium payments (as a percentage of premium payments)	• None
Maximum deferred surrender charge for Contracts without the Premium Payment Credit Rider (as a percentage of amount surrendered)(2)	• 6%
Maximum deferred surrender charge for Contracts with the Premium Payment Credit Rider (as a percentage of amount surrendered)(3)	• 8%
Transaction Fees for each unscheduled partial surrender
• guaranteed maximum	• the lesser of $25 or 2% of each unscheduled partial surrender after the 12 th unscheduled partial surrender in a contract year

• current	• 0
Transaction Fee(4) for each unscheduled transfer
• guaranteed maximum	• the lesser of $30 or 2% of each unscheduled transfer after the first unscheduled transfer in a contract year

• current	• 0
State Premium Taxes (vary by state)
• guaranteed maximum	• 3.5% of premiums paid

• current	• 0
The next table describes the fees and expenses that are deducted periodically during the time that you own the Contract, not including underlying mutual fund fees and expenses.
Periodic Expenses

Annual Fee (waived for Contracts with accumulated value of $30,000 or more)	• the lesser of $30 or 2.00% of the accumulated value
Separate Account Annual Expenses (as a percentage of average daily separate account accumulated value)
• maximum
Mortality and Expense Risks Charge	1.25%
Administration Charge	0.15%

Total Separate Account Annual Expense	1.40%

• current
Mortality and Expense Risks Charge	1.25%
Administration Charge	0.00%

Total Separate Account Annual Expense	1.25%
Optional Riders(5)
Premium Payment Credit Rider
•	maximum	•	an annual charge of 0.60% of the average daily accumulated value in the Separate Account divisions, deducted daily, plus a reduction of up to 0.60% of the Fixed Account interest rate

•	current	•	an annual charge of 0.60% of the average daily accumulated value in the divisions, deducted daily (with no reduction of the Fixed Account interest rate)

Periodic Expenses

Enhanced Death Benefit Rider(as a percentage of average quarterly accumulated value)
• maximum annual charge	•	0.30%

• current annual charge	•	0.25%

GMWB 1 Rider (as a percentage of average quarterly Investment Back remaining withdrawal benefit base(6))
• Maximum annual charge	•	0.85%

• Current annual charge	•	0.60%

GMWB 2-SL Rider (as a percentage of average quarterly Investment Back withdrawal benefit base(7))
• Maximum annual charge	•	1.00%

• Current annual charge	•	0.75%

GMWB 2 -SL/JL Rider (as a percentage of average quarterly Investment Back withdrawal benefit base(7))
• Maximum annual charge	•	1.00%

• Current annual charge	•	0.75%
The next item shows the minimum and maximum total operating expenses charged by the underlying mutual funds that you may pay periodically during the time that you own the contract. More detail concerning the fees and expenses of each underlying mutual fund is contained in its prospectus.

Minimum and Maximum Annual Underlying
Mutual Fund Operating Expenses as of
December 31, 2007	Minimum	Maximum
Total annual underlying mutual fund operating expenses (expenses that are deducted from underlying mutual fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses)	0.26%	1.42%

(1)	For additional information about the fees and expenses described in the table, see CHARGES AND DEDUCTIONS.

(2)	Surrender charge without the Premium Payment Credit Rider (as a percentage of amounts surrendered):

Table of surrender charges without the Premium Payment Credit Rider
Number of completed contract years since	Surrender charge applied to all premium
each premium payment was made	payments received in that contract year
0 (year of premium payment)	6%
1	6%
2	6%
3	5%
4	4%
5	3%
6	2%
7 and later	0%

(3)	Surrender charge with the Premium Payment Credit Rider (as a percentage of amounts surrendered):

Table of surrender charges with the Premium Payment Credit Rider
Number of completed contract years since	Surrender charge applied to all premium
each premium payment was made	payments received in that contract year
0 (year of premium payment)	8%
1	8%
2	7%
3	6%
4	5%
5	4%
6	3%
7	2%
8	1%
9 and later	0%

(4)	Please note that in addition to the fees shown, the Separate Account and/or sponsors of the underlying mutual funds may adopt requirements pursuant to rules and/or regulations adopted by federal and/or state regulators which require us to collect additional transfer fees and/or impose restrictions on transfers.

(5)	Not all riders are available in all states or through all broker dealers and may be subject to additional restrictions. Some rider provisions may vary from state to state.

(6)	The GMWB 1 rider charge is taken quarterly at a maximum of 0.2125% (0.15% current charge) of the average quarterly Investment Back remaining withdrawal benefit base. The Investment Back remaining withdrawal benefit base is the amount available for future withdrawal benefit payments (see RIDER BENEFITS — GMWB Riders, Investment Protector Plus Rider).

(7)	The GMWB 2-SL and the GMWB 2-SL/JL rider charges are taken quarterly at a maximum of 0.25% (0.1875% current charge) of the average quarterly Investment Back withdrawal benefit base. The Investment Back withdrawal benefit base is the amount on which the withdrawal benefit payment is based and is calculated on each Contract anniversary (see RIDER BENEFITS - GMWB Riders, Investment Protector Plus 2 Rider).
The following table shows the annual fees and expenses charged by each underlying mutual fund (as a percentage of average net assets) as discussed in each fund’s current prospectus for the fiscal year ended December 31, 2007. If you elect a GMWB rider, your investment options for premium payments and accumulated value will be restricted (for restrictions see OPTIONAL RIDER BENEFITS — GMWB Riders)

					Acquired
					Fund
					(“Underlying
					Fund”)
	Management		12b-1	Other	Fees and	Total Gross	Contractual
Underlying Mutual Funds	Fees		Fees[1]	Expenses	Expenses	Expenses[2]	Net Expenses
AIM V.I. Basic Value Fund — Series I Shares	0.67%[3]		N/A	0.29%	0.00%	0.96%[4]	0.96%
AIM V.I. International Growth Fund — Series I Shares	0.71		N/A	0.36	0.01	1.08 [4]	1.07
AIM V.I. Small Cap Equity Fund[5] - Series I Shares	0.75		N/A	0.37	0.01	1.13[6]	1.13
AllianceBernstein VPS Small Cap Growth Portfolio — Class A	0.75		N/A	0.45		1.20	1.20
American Century VP Inflation Protection Fund — Class II	0.49		0.25%	0.01	N/A	0.75
American Century VP Ultra Fund — Class II	0.9		0.25			1.15
American Century VP Vista Fund — Class I	1.00					1.00
Dreyfus IP Technology Growth Portfolio — Service Shares	0.75		0.25	0.09	0.01	1.10
Fidelity VIP II Contrafund Portfolio — Service Class 2	0.56		0.25	0.09		0.90[7]	0.89
Fidelity VIP Equity-Income Portfolio — Service Class 2	0.46		0.25	0.09		0.80	0.80
Fidelity VIP Growth Portfolio — Service Class 2	0.56		0.25	0.09		0.90 [7]	0.89
Fidelity VIP Mid Cap Portfolio — Service Class 2	0.56		0.25	0.10		0.91 [7]	0.90
Fidelity VIP Overseas Portfolio — Service Class 2	0.71		0.25	0.14		1.10 [7]	1.07
Goldman Sachs VIT Structured Small Cap Equity Fund - Institutional Class	0.73[8]		N/A	0.19		0.92
Goldman Sachs VIT Structured Mid Cap Value Fund — Institutional Class	0.8	[8]	N/A	0.07		0.87	0.80
Lehman Brothers High Income Bond Portfolio[9] — S Class	0.78	[10]	0.25	1.24		2.27	1.12
Neuberger Berman AMT Fasciano Portfolio — S Class	1.15	[10]	.25	0.49		1.89	1.42
Neuberger Berman AMT Partners Portfolio — I Class	0.83		NA	0..08		0.91	1.42
Neuberger Berman AMT Socially Responsive Portfolio — Class I	0.84	[10]	N/A	0.08		0.92	0.92
Principal VCF Asset Allocation Account — Class 1	0.80		N/A	0.02	0.03	0.85
Principal VCF Bond & Mortgage Securities Account — Class 1	0.41		N/A	0.01		0.42
Principal VCF Diversified International Account — Class 1	0.81		N/A	0.09		0.90
Principal VCF Equity Income Account — Class 1	0.49		N/A			0.49
Principal VCF Government & High Quality Bond Account — Class 1	0.45		N/A	0.00		0.45

				Acquired
				Fund
				(“Underlying
				Fund”)
	Management	12b-1	Other	Fees and	Total Gross	Contractual
Underlying Mutual Funds	Fees	Fees[1]	Expenses	Expenses	Expenses[2]	Net Expenses
Principal VCF International Emerging Markets — Class 1	1.25	N/A	0.16		1.41
Principal VCF International SmallCap Account — Class 1	1.17	N/A	0.09		1.26
Principal VCF LargeCap Blend II Account — Class 1	0.74	N/A			0.74
Principal VCF LargeCap Growth Account — Class 1	0.68	N/A	0.00		0.68
Principal VCF LargeCap Growth I Account — Class 1	0.75	N/A	0.00		0.75
Principal VCF LargeCap S&P 500 Index Account — Class 1	0.25	N/A	0.01		0.26
Principal VCF LargeCap Value Account - Class 1	0.59	N/A	0.01		0.60
Principal VCF LargeCap Value II Account — Class 1	0.85	N/A	0.06		0.91
Principal VCF LargeCap Value III Account — Class 1	0.75	N/A			0.75
Principal VCF MidCap Blend Account — Class 1	0.55	N/A	0.01		0.56
Principal VCF MidCap Growth I Account — Class 1	0.90	N/A	0.01		0.91
Principal VCF MidCap Value II Account — Class 1	1.05	N/A	0.01		1.06
Principal VCF Money Market Account — Class 1	0.46	N/A	0.01		0.47
Principal VCF Principal LifeTime 2010 Account — Class 1	0.12	N/A	0.01	0.63	0.76
Principal VCF Principal LifeTime 2020 Account — Class 1	0.12	N/A		0.68	0.80
Principal VCF Principal LifeTime 2030 Account — Class 1	0.12	N/A	0.01	0.71	0.84
Principal VCF Principal LifeTime 2040 Account — Class 1	0.12[11]	N/A	0.01	0.74	0.87
Principal VCF Principal LifeTime 2050 Account — Class 1	0.12[12]	N/A	0.01	0.76	0.89	0.88
Principal VCF Principal LifeTime Strategic Income Account - Class 1	0.12[13]	N/A	0.01	0.52	0.65
Principal VCF Real Estate Securities Account — Class 1	0.85	N/A	0.01		0.86
Principal VCF Short-Term Bond Account — Class 1	0.49	N/A			0.49
Principal VCF SmallCap Growth II Account — Class 1	0.99	N/A	0.02		1.01
Principal VCF SmallCap Value I Account — Class 1	1.07[14]	N/A	0.02	0.03	1.12	1.04
Principal VCF Strategic Asset Management Balanced Account - Class 1	0.23	N/A		0.63	0.86
Principal VCF Strategic Asset Management Conservative Balanced Portfolio — Class 1	0.23	N/A	0.01	0.59	0.83
Principal VCF Strategic Asset Management Conservative Growth Portfolio — Class 1	0.23	N/A		0.67	0.90
Principal VCF Strategic Asset Management Flexible Income Portfolio — Class 1	0.23	N/A	0.01	0.54	0.78
Principal VCF Strategic Asset Management Strategic Growth Portfolio — Class 1	0.23	N/A	0.01	0.70	0.94
Principal VCF West Coast Equity Account — Class 1	0.62	N/A	0.01		0.63
T.Rowe Price Blue Chip Growth Portfolio — II	0.85	0.25			1.10
T.Rowe Price Health Sciences Portfolio — II	0.95	0.25			1.20

[1]	Because the 12b-1 fee is charged as an ongoing fee, over time the fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

[2]	The Company and Princor Financial Services Corporation may receive a portion of the underlying fund expenses for record keeping, marketing and distribution services.

[3]	Effective July 1, 2007, the Board of Trustees approved a reduced contractual advisory fee schedule for the Fund. Prior to such date, the Funds’ advisor had contractually agreed to waive advisory fees to the same reduced advisory fee schedule. For AIM V.I. Basic Value Fund and AIM V.I. Large Cap Growth Fund, the maximum annual advisory fee rate ranges from 0.695% (for average net assets up to $250 million) to 0.52% (for average net assets over $10 billion). For AIM V.I Global Real Estate Fund, the maximum annual advisory fee rate ranges from 0.75% (for average net assets up to $250 million) to 0.68% (for average net assets over $10 billion). Management Fees and Fee Waiver have been restated to reflect the new fee schedule.

[4]	The Fund’s advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses of Series I shares to 1.30% of average daily net assets. The expense limitation agreement is in effect through at least April 30, 2009.

[5]	AIM V.I. Small Cap Growth merged into the Fund on May 1, 2007.

[6]	The Fund’s advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses of Series I shares to 1.15% of average daily net assets. This expenses limitation agreement is in effect through at least April 30, 2009.

[7]	A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund’s expenses. In addition, through arrangements with the fund’s custodian, credits realized as a result of uninvested cash balances are used to reduce the fund’s custodian expenses. These offsets may be discontinued at any time.

[8]	Goldman Sachs has voluntarily agreed to waive a portion of its management fee equal to 0.02% of the Fund’s average daily net assets. The Investment Adviser has entered into a fee reduction commitment for the Funds, which was implemented on a voluntary basis prior to April 28, 2006 and on a contractual basis as of April 28, 2006, to limit the management fee annual rate to 0.68% of the average daily net assets for the first $2 billion.

[9]	On May 1, 2007, Neuberger Berman AMT High Income Bond Portfolio re-branded to Lehman Brothers High Income Bond Portfolio.

[10]	Neuberger Berman Management Inc. (“NBMI”) has undertaken through December 31, 2011 to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1.10% of average daily net asset value of the Lehman Brothers High Income Bond Portfolio; 1.17% of the average daily net asset value of the Socially Responsive Portfolio; 1.40% of the average daily net asset value of the Fasciano Portfolio. The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its limitation.

[11]	Principal has contractually agreed to limit the Account’s expenses attributable to class 1 and Class 2 shares and, if necessary, pay expenses normally payable by the Account, excluding interest expense, through the period ending April 30, 2009. The expense limits will maintain a total level of operating expenses, not including underlying fund expenses, (expressed as a percent of average net assets on an annualized basis) not to exceed 0.13% for Class 1 shares.

[12]	Principal has contractually agreed to limit the Account’s expenses attributable to class 1 and Class 2 shares and, if necessary, pay expenses normally payable by the Account, excluding interest expense, through the period ending April 30, 2009. The expense limits will maintain a total level of operating expenses, not including underlying fund expenses, (expressed as a percent of average net assets on an annualized basis) not to exceed 0.12% for Class 1 shares.

[13]	Principal has contractually agreed to limit the Account’s expenses attributable to class 1 and Class 2 shares and, if necessary, pay expenses normally payable by the Account, excluding interest expense, through the period ending April 30, 2009. The expense limits will maintain a total level of operating expenses, not including underlying fund expenses, (expressed as a percent of average net assets on an annualized basis) not to exceed 0.14% for Class 1 shares.

[14]	Principal has contractually agreed to limit the Account’s expenses attributable to class 1 and Class 2 shares and, if necessary, pay expenses normally payable by the Account, excluding interest expense, through the period ending April 30, 2009. The expense limits will maintain a total level of operating expenses, not including underlying fund expenses, (expressed as a percent of average net assets on an annualized basis) not to exceed 1.01% for Class 1 shares and 1.26% for Class 2 shares.

EXAMPLES
These Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, Separate Account annual expenses, and underlying mutual fund fees and expenses.
The example reflects the maximum charges imposed if you were to purchase the Contract with the GMWB 2 Rider, as well as the Premium Payment Credit Rider and the Enhanced Death Benefit Rider, which is the most expensive to purchase the Contract.
The example assumes:
•	a $10,000 investment in the Contract for the time periods indicated;
•	a 5% return each year;
•	an annual contract fee of $30 (expressed as a percentage of the average accumulated value);
•	the minimum and maximum annual underlying mutual fund operating expenses as of December 31, 2007 (without voluntary waivers of fees by the underlying funds, if any);

•	the GMWB 2-SL/JL rider was added to the Contract at issue;
•	the Premium Payment Credit Rider was added to the Contract at issue and the Premium Payment Credit Rider surrender charge schedule is applied; and
•	the Enhanced Death Benefit Rider was added to the Contract at issue.
Although your actual costs may be higher or lower, based on these assumptions, your costs would be as shown below:

									If you fully annuitize your contract
	If you surrender your contract at the				If you do not surrender your				at the end of the applicable time
	end of the applicable time period				contract				period
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Maximum Total Underlying Mutual Fund Operating Expenses (1.42%)	1,224	2,974	2,843	4,655	460	1,397	2,355	4,655	960	1,897	2,355	4,655
Minimum Total Underlying Mutual Fund Operating Expenses (0.26%)	1,115	1,748	2,286	3,575	341	1,048	1,786	3,575	841	1,548	1,786	3,575
SUMMARY
This prospectus describes an individual flexible premium deferred variable annuity offered by the Company. The Contract is designed to provide individuals with retirement benefits, including:
•	non-qualified retirement programs; and
•	Individual Retirement Annuities (“IRA”), Simplified Employee Pension plans (“SEPs”) and Savings Incentive Match Plan for Employees (“SIMPLE”) IRAs adopted according to Section 408 of the Internal Revenue Code (see FEDERAL TAX MATTERS — IRA, SEP and SIMPLE-IRA and Rollover IRAs). The Contract does not provide any additional tax deferral if you purchase it to fund an IRA or other investment vehicle that already provides tax deferral.
For information on how to purchase the Contract, please see THE CONTRACT — How to Buy a Contract.
This is a brief summary of the Contract’s features. More detailed information follows later in this prospectus.
INVESTMENT LIMITATIONS
•	Initial premium payment must be $5,000 or more for non-qualified contracts.
•	Initial premium payment must be $2,000 for all other contracts.
•	Each subsequent payment must be at least $500.
•	If you are a member of a retirement plan covering three or more persons and payments are made through an automatic investment program, the initial and subsequent premium payments for the Contract must average at least $100 and not be less than $50.
You may allocate your net premium payments to the investment options.

•	A complete list of the divisions may be found in TABLE OF SEPARATE ACCOUNT DIVISIONS. Each division invests in shares of an underlying mutual fund. More detailed information about the underlying mutual funds may be found in the current prospectus for each underlying mutual fund.
•	The investment options also include the Fixed Account and the DCA Plus Accounts.
TRANSFERS
During the accumulation period:
•	a dollar amount or percentage of transfer must be specified;
•	a transfer may occur on a scheduled or unscheduled basis;
•	transfers to the Fixed Account are not permitted if a transfer has been made from the Fixed Account to a division within six months; and
•	transfers into DCA Plus Accounts are not permitted.
During the annuity benefit payment period, transfers are not permitted (no transfers once payments have begun).
See THE CONTRACT — The Accumulation Period, Division Transfers and FIXED ACCOUNT AND DCA ACCOUNT - Fixed Account, Fixed Account Transfers, Total and Partial Surrenders for additional restrictions.
This section does not apply to transfers under the DCA Plus Program (see FIXED ACCOUNT AND DCA PLUS ACCOUNTS — Dollar Cost Averaging (DCA) Plus Program, Scheduled DCA Plus Transfers and Unscheduled DCA Plus Transfers).
SURRENDERS
During the accumulation period:
•	a dollar amount must be specified;
•	surrendered amounts may be subject to surrender charge;
-	for Contracts without the Premium Payment Credit Rider, the maximum surrender charge is 6% of the amount(s) surrendered.

-	for Contracts with the Premium Payment Credit Rider, the maximum surrender charge is 8% of the amount(s) surrendered.
•	total surrenders may be subject to an annual Contract fee;
•	during a contract year, partial surrenders less than the Contract’s earnings or 10% of premium payments are not subject to a surrender charge; and
•	surrenders before age 59 1/2 may involve an income tax penalty (see FEDERAL TAX MATTERS).
See THE CONTRACT — Surrenders and FIXED ACCOUNT AND DCA ACCOUNT — Fixed Account Fixed Account Transfers, Total and Partial Surrenders and DCA Plus Surrenders for additional information.
CHARGES AND DEDUCTIONS
•	There is no sales charge on premium payments.
•	A contingent deferred surrender charge is imposed on certain total or partial surrenders.
•	An annual mortality and expense risks charge equal to 1.25% of amounts in the Separate Account divisions is imposed daily.
•	The daily Separate Account administration charge currently is zero but we reserve the right to assess a charge not to exceed 0.15% of Separate Account division value(s) annually.
•	The optional riders are available at an additional charge (see CHARGES AND DEDUCTIONS - Charges for Optional Riders).
•	Contracts with an accumulated value of less than $30,000 are subject to an annual fee of the lesser of $30 or 2% of the accumulated value. Currently we do not charge the annual fee if your accumulated value is $30,000 or more. If you own more than one variable annuity contract with us, then all the contracts you own or jointly own may be aggregated on each contract’s anniversary, to determine if the $30,000 minimum has been met and whether that contract will be charged.
•	Certain states and local governments impose a premium tax. We reserve the right to deduct the amount of the tax from premium payments or accumulated values.
See CHARGES AND DEDUCTIONS for additional information.
ANNUITY BENEFIT PAYMENTS

•	You may choose from several fixed annuity benefit payment options which are described in THE CONTRACT — The Annuitization Period, Annuity Benefit Payment Options.
•	Payments are made to the owner (or beneficiary depending on the annuity benefit payment option selected). You should carefully consider the tax implications of each annuity benefit payment option (see THE CONTRACT — The Annuitization Period, Annuity Benefit Payment Options and FEDERAL TAX MATTERS).
DEATH BENEFIT
•	If the owner dies before the annuitization date, a death benefit is payable (see Death Benefit).
•	The death benefit may be paid as either a single payment or under an annuity benefit payment option (see Death Benefit).
•	If the annuitant dies after the annuitization date, payments will continue only as provided by the annuity benefit payment option in effect.
EXAMINATION OFFER PERIOD (FREE-LOOK)
You may return the Contract during the examination offer period, which is generally 10 days from the date you receive the Contract. The examination offer period may be longer in certain states.
•	The amount refunded will be a full refund of your accumulated value plus any contract charges and premium taxes you paid (but not fees and charges assessed by the underlying funds), unless state law requires otherwise.

•	The amount refunded may be more or less than the premium payments you’ve made.

•	We recapture the full amount of any premium payment credit or exchange credit.
See THE CONTRACT — Right to Examine the Contract (Free-Look) for additional information.
CORPORATE ORGANIZATION AND OPERATION
PRINCIPAL LIFE INSURANCE COMPANY
Principal Life Insurance Company is a stock life insurance company with authority to transact life and annuity business in all states of the United States and the District of Columbia. Our home office is located at: Principal Financial Group, Des Moines, Iowa 50392. We are a wholly owned subsidiary of Principal Financial Services, Inc., which in turn, is a wholly owned direct subsidiary of Principal Financial Group, Inc., a publicly-traded company.
On June 24, 1879, we were incorporated under Iowa law as a mutual assessment life insurance company named Bankers Life Association. We became a legal reserve life insurance company and changed our name to Bankers Life Company in 1911. In 1986, we changed our name to Principal Mutual Life Insurance Company. In 1998, we became Principal Life Insurance Company, a subsidiary stock life insurance company of Principal Mutual Holding Company, as part of a reorganization into a mutual insurance holding company structure. In 2001, Principal Mutual Holding Company converted to a stock company through a process called demutualization, resulting in our current organizational structure.
PRINCIPAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT B
The Separate Account was established under Iowa law on January 12, 1970 and was registered as a unit investment trust with the SEC on July 17, 1970. This registration does not involve SEC supervision of the investments or investment policies of the Separate Account. We do not guarantee the investment results of the Separate Account. There is no assurance that the value of your Contract will equal the total of the payments you make to us.
The Separate Account is not affected by the rate of return of our general account or by the investment performance of any of our other assets. Any income, gain, or loss (whether or not realized) from the assets of the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains, or losses. Obligations arising from the Contract, including the promise to make annuity benefit payments, are general corporate obligations of Principal. Assets of the Separate Account attributed to the reserves and other liabilities under the Contract may not be charged with liabilities arising from any of our other businesses.
The Separate Account is divided into divisions. The assets of each division invest in a corresponding underlying mutual fund. New divisions may be added and made available. Divisions may also be eliminated from the Separate Account following SEC approval.

THE UNDERLYING MUTUAL FUNDS
The underlying mutual funds are registered under the Investment Company Act of 1940 as open-end investment management companies. The underlying mutual funds provide the investment vehicles for the Separate Account. A full description of the underlying mutual funds, the investment objectives, policies and restrictions, charges and expenses and other operational information are contained in the accompanying prospectuses (which should be read carefully before investing) and the Statement of Additional Information (“SAI”). You may request additional copies of these documents without charge from your registered representative or by calling us at 1-800-852-4450.
We purchase and sell shares of the underlying mutual fund for the Separate Account at their net asset value. Shares represent interests in the underlying mutual fund available for investment by the Separate Account. Each underlying mutual fund corresponds to one of the divisions. The assets of each division are separate from the others. A division’s performance has no effect on the investment performance of any other division.
The underlying mutual funds are NOT available to the general public directly. The underlying mutual funds are available only as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies and qualified plans. Some of the underlying mutual funds have been established by investment advisers that manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after publicly traded mutual funds, you should understand that the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of any underlying mutual fund may differ substantially from the investment performance of a publicly traded mutual fund.
The Table of Separate Account Divisions later in this prospectus contains a brief summary of the investment objectives of, the advisor and, if applicable, sub-advisor for, each division.
Deletion or Substitution of Divisions
We reserve the right to make certain changes if, in our judgment, they best serve your interests or are appropriate in carrying out the purpose of the Contract. Any changes are made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approvals may not be required in all cases. Examples of the changes we may make include:
•	transfer assets from one division to another division;
•	add, combine or eliminate divisions; or
•	substitute the shares of a division for shares in another division:
–	if shares of a division are no longer available for investment; or
–	if in our judgment, investment in a division becomes inappropriate considering the purposes of the division.
If we eliminate or combine existing divisions or transfer assets from one division to another, you may change allocation percentages and transfer any value in an affected division to another division(s) without charge. You may exercise this exchange privilege until the later of 60 days after a) the effective date of the change, or b) the date you receive notice of the options available. You may only exercise this right if you have an interest in the affected division(s).
Voting Rights
We vote shares of the underlying mutual funds owned by the Separate Account according to the instructions of owners.
We will notify you of shareholder meetings of the mutual funds underlying the divisions in which you hold units. We will send you proxy materials and instructions for you to provide voting instructions to us. We will arrange for the handling and tallying of proxies received from you and other owners. If you give no voting instructions, we will vote those shares in the same proportion as shares for which we received instructions.
We determine the number of fund shares that you may instruct us to vote by allocating one vote for each $100 of accumulated contract value in the division. Fractional votes are allocated for amounts less than $100. We determine the number of underlying fund shares you may instruct us to vote as of the record date established by the mutual fund for its shareholder meeting. In the event that applicable law changes or we are required by regulators to disregard voting instructions, we may decide to vote the shares of the underlying mutual funds in our own right.
NOTE: Because there is no required minimum number of votes, a small number of votes can have a disproportionate effect.

THE CONTRACT
The Principal Investment Plus Variable Annuity is significantly different from a fixed annuity. As the owner of a variable annuity, you assume the risk of investment gain or loss (as to amounts in the divisions) rather than the Company. The Separate Account division accumulated value under a variable annuity is not guaranteed and varies with the investment performance of the underlying mutual funds.
Based on your investment objectives, you direct the allocation of premium payments and accumulated values. There can be no assurance that your investment objectives will be achieved.
The following descriptions are based on provisions of the Contract offered by this prospectus. You should refer to the actual Contract and the terms and limitations of any qualified plan which is to be funded by the Contract. Qualified plans are subject to several requirements and limitations which may affect the terms of any particular Contract or the advisability of taking certain action permitted by the Contract.
HOW TO BUY A CONTRACT
If you want to buy a Contract, you must submit an application and make an initial premium payment. If you are buying the Contract to fund a SIMPLE-IRA or SEP, an initial premium payment is not required at the time you send in the application. If the application is complete and the Contract applied for is suitable, the Contract is issued. If the completed application is received in good order, the initial premium payment is credited within two valuation days after the later of receipt of the application or receipt of the initial premium payment at our home office. If the initial premium payment is not credited within five valuation days, it is refunded unless we have received your permission to retain the premium payment until we receive the information necessary to issue the Contract.
The date the Contract is issued is the contract date. The contract date is the date used to determine contract years, regardless of when the Contract is delivered.
Tax-qualified retirement arrangements, such as IRAs, SEPs, and SIMPLE-IRAs, are tax-deferred. You derive no additional benefit from the tax deferral feature of the annuity. Consequently, an annuity should be used to fund an IRA, or other tax qualified retirement arrangement to benefit from the annuity’s features other than tax deferral. These features may include guaranteed lifetime income, death benefits without surrender charges, guaranteed caps on fees, and the ability to transfer among investment options without sales or withdrawal charges.
PREMIUM PAYMENTS
•	The initial premium payment must be at least $5,000 for non-qualified retirement programs.
•	All other initial premium payments must be at least $2,000.
•	If you are making premium payments through a payroll deduction plan or through a bank (or similar financial institution) account under an automated investment program, your initial and subsequent premium payments must be at least $100.
•	All premium payments are subject to a surrender charge period that begins in the contract year each premium payment is received.
•	Subsequent premium payments must be at least $500 and can be made until the annuitization date.
•	Payments are to be made via personal or financial institution check (for example, a bank or cashier’s check). We reserve the right to refuse any payment that we feel presents a fraud or money laundering risk. Examples of the types of payments we will not accept are cash, money orders, travelers checks, credit card checks, and foreign checks.
•	If you are a member of a retirement plan covering three or more persons, the initial and subsequent premium payments for the Contract must average at least $100 and cannot be less than $50.
•	The total of all premium payments may not be greater than $2,000,000 without our prior approval.
•	The State of Washington does not allow premium payments to be made after the first contract year on Contracts issued in Washington with the Premium Payment Credit rider attached.
Premium Payment Credit
Subject to availability, we will apply a credit for premium payments made during your first contract year to your accumulated value if you elect the Premium Payment Credit Rider. See RIDER BENEFITS — Premium Payment Credit Rider for more information.

Exchange Credit
If you own a fixed deferred annuity issued by us and are no longer subject to surrender charges, you may transfer the accumulated value, without charge, to the Contract described in this prospectus. We will add 1% of the fixed annuity contract’s surrender value at the time of exchange to this Contract’s accumulated value. There is no charge or cost to you for this exchange credit.
This exchange credit is allocated among the Contract’s investment options in the same ratio as your allocation of premium payments. The credit is treated as earnings. We recover the 1% exchange credit if you exercise your right to return the Contract during the examination offer period (see Right to Examine the Contract (Free Look) below).
NOTE 1: The exchange will not be suitable for you if you do not want to accept market risk. Fixed deferred annuities provide a fixed rate of accumulation. This Contract provides Separate Account divisions. The value of this Contract will increase or decrease depending on the investment performance of the Separate Account divisions you select.
NOTE 2: The charges and provisions of a fixed annuity contract and this Contract differ. The charges for this Contract are typically higher than charges for a fixed annuity and will increase further if you elect the Premium Payment Credit Rider, a GMWB rider or other optional rider. In some instances, your existing fixed annuity contract may have benefits that you are not available under this Contract.
NOTE 3: This exchange credit may not be available in all states. In addition, we reserve the right to change or discontinue the exchange credit. You may obtain more specific information regarding the exchange credit from your registered representative or by calling us at 1-800-852-4450.
RIGHT TO EXAMINE THE CONTRACT (FREE LOOK)
It is important to us that you are satisfied with the purchase of your Contract. Under state law, you have the right to return the Contract for any reason during the examination offer period (a “free look”). The examination offer period is the later of 10 days after the Contract is delivered to you, or such later date as specified by applicable state law.
Although we currently allocate your initial premium payments to the investment options you have selected, we reserve the right to allocate initial premium payments to the Money Market Division during the examination offer period. In addition, we are required to allocate initial premium payments to the Money Market Division if the contract is issued in California and the owner is age 60 or older. After the examination offer period expires, your accumulated value will be converted into units of the divisions according to your allocation instructions. The units allocated will be based on the unit value next determined for each division.
To return a Contract, you must send it and a written request to us before the close of business on the last day of the examination offer period. If you send the request (properly addressed and postage prepaid) in good order to the home office, the date of the postmark is used to determine if the examination offer period has expired.
If you properly exercise your free look, we will rescind the Contract and we will pay you a refund of your current accumulated value plus any premium tax charge deducted, less any applicable federal and state income tax withholding and depending on the state in which the Contract was issued, any applicable fees and charges. The amount returned to you may be higher or lower than the premium payment(s) applied during the examination offer period. Some states require us to return to you the amount of your premium payment(s) in which case, we will return the greater of your premium payments or your current accumulated value plus any premium tax charge deducted, less any applicable federal and state income tax withholding and depending upon the state in which the Contract was issued, any applicable fees and charges.
Please note that we recapture the premium payment credit if you decide to return the Contract during the examination offer period. We recover the full amount of the premium payment credit and you could receive less than your initial premium payment.
If you are purchasing this Contract to fund an IRA, SIMPLE-IRA, or SEP-IRA and you return it on or before the seventh day of the examination offer period, we will return the greater of:
•	the total premium payment(s) made; or
•	your accumulated value plus any premium tax charge deducted, less any applicable federal and state income tax withholding and depending upon the state in which the Contract was issued, any applicable fees and charges.

You may obtain more specific information regarding the free look from your registered representative or by calling us at 1-800-852-4450.
THE ACCUMULATION PERIOD
The Value of Your Contract
The accumulated value of your Contract is the total of the Separate Account division accumulated value plus the DCA Plus Account(s) accumulated value plus the Fixed Account accumulated value. The DCA Plus Accounts and Fixed Account are described in the section titled FIXED ACCOUNT AND DCA PLUS ACCOUNTS.
There is no guaranteed minimum Separate Account division accumulated value. The value reflects the investment experience of the divisions that you choose and also reflects your premium payments, partial surrenders, surrender charges, partial annuitizations and the Contract expenses deducted from the Separate Account.
The Separate Account division accumulated value changes from day to day. To the extent the accumulated value is allocated to the Separate Account, you bear the investment risk. At the end of any valuation period, your Contract’s value in a division is:
•	the number of units you have in a division multiplied by
•	the value of a unit in the division.
The number of units is equal to the total units purchased by allocations to the division from:
•	your initial premium payment;
•	subsequent premium payments;
•	your exchange credit;
•	premium payment credits; and
•	transfers from another investment option.
minus units sold:
•	for partial surrenders and/or partial annuitizations from the division;
•	as part of a transfer to another division or the Fixed Account; and
•	to pay contract charges and fees.
Unit values are calculated each valuation date at the close of normal trading of the NYSE. To calculate the unit value of a division, the unit value from the previous valuation date is multiplied by the division’s net investment factor for the current valuation period. The number of units does not change due to a change in unit value.
The net investment factor measures the performance of each division. The net investment factor for a valuation period is [(a. plus b.) divided by (c)] minus d. where:
a.	is the share price (net asset value) of the underlying mutual fund at the end of the valuation period;
b.	is the per share amount of any dividend* (or other distribution) made by the mutual fund during the valuation period;
c.	is the share price (net asset value) of the underlying mutual fund at the end of the previous valuation period; and
d. are the total Separate Account annual expenses.
*	When an investment owned by an underlying mutual fund pays a dividend, the dividend increases the net asset value of a share of the underlying mutual fund as of the date the dividend is recorded. As the net asset value of a share of an underlying mutual fund increases, the unit value of the corresponding division also reflects an increase. Payment of a dividend under these circumstances does not increase the number of units you own in the division.
The Separate Account charges are calculated by dividing the annual amount of the charge by 365 and multiplying by the number of days in the valuation period.
Premium Payments
•	On your application, you direct your premium payments to be allocated to the investment options.
•	Allocations may be in percentages.
•	Percentages must be in whole numbers and total 100%.
•	Subsequent premium payments are allocated according to your then current allocation instructions.
•	Changes to the allocation instructions are made without charge.
–	A change is effective on the next valuation period after we receive your new instructions in good order.
–	You can change the current allocations and future allocation instructions by:
•	mailing your instructions to us;

•	calling us at 1-800-852-4450 (if telephone privileges apply);

•	faxing your instructions to us at 1-866-894-2087; or

•	visiting www.principal.com.
•	Changes to premium payment allocations do not automatically result in the transfer of any existing investment option accumulated values. You must provide specific instructions to transfer existing accumulated values.
•	Premium payments are credited on the basis of the unit value next determined after we receive a premium payment.
•	If no premium payments are made during two consecutive calendar years and the accumulated value is less than $2,000, we reserve the right to terminate the Contract (see GENERAL INFORMATION — Reservation of Rights).
Division Transfers
•	You may request an unscheduled transfer or set up a scheduled transfer by
–	mailing your instructions to us;

–	calling us at 1-800-852-4450 (if telephone privileges apply);

–	faxing your instructions to us at 1-866-894-2087; or

–	visiting www.principal.com.
•	You must specify the dollar amount or percentage to transfer from each division.
•	The minimum transfer amount is the lesser of $100 or the value of your division.
•	In states where allowed, we reserve the right to reject transfer instructions from someone providing them for multiple contracts for which he or she is not the owner.
You may not make a transfer to the Fixed Account if:
•	a transfer has been made from the Fixed Account to a division within six months; or
•	following the transfer, the Fixed Account value would be greater than $1,000,000.
Unscheduled Transfers
You may make unscheduled division transfers from a division to another division or to the Fixed Account.
•	Transfers are not permitted into DCA Plus Accounts.
•	The transfer is made, and the values are determined, as of the end of the valuation period in which we receive your request.
•	We reserve the right to impose a fee of the lesser of $30 or 2% of the amount transferred on each unscheduled transfer after the first in a contract year.
Limitations on Unscheduled Transfers. We reserve the right to reject excessive exchanges or purchases if the trade would disrupt the management of the Separate Account, any division of the Separate Account or any underlying mutual fund. In addition, we may suspend or modify transfer privileges in our sole discretion at any time to prevent market timing efforts that could disadvantage other owners. These modifications could include, but not be limited to:
•	requiring a minimum time period between each transfer;

•	imposing a transfer fee;

•	limiting the dollar amount that an owner may transfer at any one time; or

•	not accepting transfer requests from someone providing requests for multiple Contracts for which he or she is not the owner.
Scheduled Transfers (Dollar Cost Averaging)
•	You may elect to have transfers made on a scheduled basis.
•	There is no charge for scheduled transfers and no charge for participating in the scheduled transfer program.
•	You must specify the dollar amount of the transfer.
•	You select the transfer date (other than the 29th, 30th or 31st) and the transfer period (monthly, quarterly, semi-annually or annually).
•	If the selected date is not a valuation date, the transfer is completed on the next valuation date.
•	Transfers are not permitted into DCA Plus Accounts.
•	If you want to stop a scheduled transfer, you must provide us notice prior to the date of the scheduled transfer.
•	Transfers continue until your value in the division is zero or we receive notice to stop the transfers.
•	We reserve the right to limit the number of divisions from which simultaneous transfers are made. In no event will it ever be less than two.
Scheduled transfers are designed to reduce the risks that result from market fluctuations. They do this by spreading out the allocation of your money to investment options over a longer period of time. This allows you to reduce the risk of investing most of your money at a time when market prices are high. The success of this strategy depends on market trends and is not guaranteed.
Example:

Month	Amount Invested	Share Price	Shares Purchased
January	$100	$25.00	4
February	$100	$20.00	5
March	$100	$20.00	5
April	$100	$10.00	10
May	$100	$25.00	4
June	$100	$20.00	5

Total	$600	$120.00	33
In the example above, the average share price is $20.00 [total of share prices ($120.00) divided by number of purchases (6)]. The average share cost is $18.18 [amount invested ($600.00) divided by number of shares purchased (33)].
AUTOMATIC PORTFOLIO REBALANCING (APR)
•	APR allows you to maintain a specific percentage of your Separate Account division accumulated value in specified divisions over time.
•	You may elect APR at any time after the examination offer period has expired.
•	APR is not available for values in the Fixed Account or the DCA Plus Accounts.
•	APR is not available if you have arranged scheduled transfers from the same division.
•	There is no charge for APR transfers and no charge for participating in the APR program.
•	APR will be done on the frequency you specify:
–	quarterly (on a calendar year or contract year basis); or

–	semiannually or annually (on a contract year basis).
•	You may rebalance by
–	completing and mailing a form to us,

–	calling us at 1-800-852-4450 (if telephone privileges apply);

–	faxing your instructions to us at 1-866-894-2087; or

–	visiting www.principal.com.
•	Divisions are rebalanced at the end of the next valuation period following your request.
Example: You elect APR to maintain your Separate Account division accumulated value with 50% in the LargeCap Value Division and 50% in the Bond & Mortgage Securities Division. At the end of the specified period, 60% of the values are in the LargeCap Value Division, with the remaining 40% in the Bond & Mortgage Securities Division. By rebalancing, units from the LargeCap Value Division are sold and applied to the Bond & Mortgage Securities Division so that 50% of the Separate Account division accumulated value is once again in each division.
TELEPHONE AND INTERNET (ELECTRONIC) SERVICES
If you elect telephone services or you elect internet (electronic) services and satisfy our internet service requirements (which are designed to ensure compliance with federal UETA and E-SIGN laws), instructions for the following transactions may be given to us via the telephone or internet:
•	make premium payment allocation changes;
•	set up DCA scheduled transfers;
•	make transfers; and
•	make changes to APR.
Neither the Company nor the Separate Account is responsible for the authenticity of telephone service or internet transaction requests. We reserve the right to refuse telephone service or internet transaction requests. You are liable for a loss resulting from a fraudulent telephone or internet order that we reasonably believe is genuine. We follow procedures in an attempt to assure genuine telephone service or internet transactions. If these procedures are not followed, we may be liable for loss caused by unauthorized or fraudulent transactions. The procedures may include recording telephone service transactions, requesting personal identification (name, address, security phrase, password, daytime telephone number, or birth date) and sending written confirmation to your address of record.
Instructions received via our telephone services and/or the internet are binding on both owners if the Contract is jointly owned.

If the Contract is owned by a business entity or a trust, an authorized individual (with the proper password) may use telephone and/or internet services. Instructions provided by the authorized individual are binding on the owner.
We reserve the right to modify or terminate telephone service or internet transaction procedures at any time. Whenever reasonably feasible, we will provide you with prior notice (by mail or by email, if previously authorized by you) if we modify or terminate telephone service or internet transaction procedures. In some instances, it may not be reasonably feasible to provide prior notice if we modify or terminate telephone service or internet transaction procedures; however, any modification or termination will apply to all Contract owners in a non-discriminatory fashion.
Telephone Services
Telephone services are available to you. Telephone services may be declined on the application or at any later date by providing us with written notice. You may also elect telephone authorization for your registered representative by providing us written notice.
If you elect telephone privileges, instructions
•	may be given by calling us at 1-800-852-4450 while we are open for business (generally, between 8 a.m. and 5 p.m. Eastern Time on any day that the NYSE is open).
•	that are in good order and received by us before the close of normal trading of the NYSE (generally 4:00 p.m. Eastern Time) will be effective the day they are · received.
•	that are in good order and received by us when we are not open for business and/or after the NYSE closes will be effective the next valuation day.
•	that are not in good order when received by us will be effective the next valuation day that we receive good order instructions.
Internet
Internet services are available to you if you register for a secure login on the Principal Financial Group web site, www.principal.com. You may also elect internet authorization for your registered representative by providing us written notice.
If you register for internet privileges, instructions
•	that are in good order and received by us before the close of normal trading of the NYSE (generally 4:00 p.m. Eastern Time) will be effective the day they are · received.
•	that are in good order and received by us when we are not open for business and/or after the NYSE closes will be effective the next valuation day.
•	that are not in good order when received by us will be effective the next valuation day that we receive good order instructions.
SURRENDERS
You may surrender your Contract by providing us notice. Surrender requests may be sent to us at:
Principal Life Insurance Company
P O Box 9382
Des Moines, Iowa 50306-9382
Surrenders result in the cancellation of units and your receipt of the value of the canceled unit minus any applicable surrender charge and fee. The values are determined as of the end of the valuation period in which we receive your request. Surrenders from the Separate Account are generally paid within seven days of the effective date of the request for surrender (or earlier if required by law). However, certain delays in payment are permitted (see Delay of Payments). Surrenders before age 59 1/2 may involve an income tax penalty (see FEDERAL TAX MATTERS).
You may specify surrender allocation percentages with each partial surrender request. If you do not provide us with specific percentages, we will use your premium payment allocation percentages for the partial surrender. Surrenders may be subject to a surrender charge (see CHARGES AND DEDUCTIONS — Surrender Charge).
Total Surrender
•	You may surrender the Contract at any time before the annuitization date.
•	You receive the cash surrender value at the end of the valuation period during which we receive your surrender request.

•	The cash surrender value is your accumulated value minus any applicable surrender charges and fee(s) (contract fee and/or prorated share of the charge(s) for optional rider(s)).
•	The written consent of all collateral assignees and irrevocable beneficiaries must be obtained prior to surrender.
•	We reserve the right to require you to return the Contract.
Unscheduled Partial Surrender
•	Prior to the annuitization date, you may surrender a part of your accumulated value.
•	You must specify the dollar amount of the surrender (which must be at least $100).
•	The surrender is effective at the end of the valuation period during which we receive your written request for surrender.
•	The surrender is deducted from your investment options according to your surrender allocation percentages.
•	If surrender allocation percentages are not specified, we use your premium payment allocation percentages.
•	We surrender units from your investment options to equal the dollar amount of the surrender request plus any applicable surrender charge and transaction fee, if any.
•	The accumulated value after the unscheduled partial surrender must be equal to or greater than $5,000 (we reserve the right to change the minimum remaining accumulated value but it will not be greater than $10,000).
Scheduled Partial Surrender
•	You may elect partial surrenders from any of your investment options on a scheduled basis.
•	Your accumulated value must be at least $5,000 when the scheduled surrenders begin.
•	You may specify monthly, quarterly, semi-annually or annually and choose a surrender date (other than the 29th, 30th or 31st).
•	If the selected date is not a valuation date, the surrender is completed on the next valuation date.
•	We surrender units from your investment options to equal the dollar amount of the surrender request plus any applicable surrender charge.
•	The surrenders continue until your value in the investment option is zero or we receive written notice to stop the surrenders.
DEATH BENEFIT
This Contract provides a death benefit upon the death of the owner. The death of an annuitant will not provide death benefits under this Contract unless the annuitant is also an owner or the owner is not a natural person.
The following table illustrates the various situations and the resulting death benefit payment results if an owner dies before the annuitization date.

If you die and	And	Then
You are the sole owner	Your spouse is not named as a primary beneficiary	The beneficiary(ies) receive the death benefit under the Contract.

If a beneficiary dies before you, on your death we will make equal payments to the surviving beneficiaries unless you provided us with other written instructions. If no beneficiary(ies) survive you, the death benefit is paid to your estate in a single payment.

Upon your death, only your beneficiary(ies’) right to the death benefit will continue; all other rights and benefits under the Contract will terminate.

You are the sole owner	Your spouse is named as a primary beneficiary	Your spouse may either
a. continue the Contract; or
b. receive the death benefit under the Contract.

All other beneficiaries receive the death benefit under the Contract.

If a beneficiary dies before you, on your death we will make equal payments to the surviving beneficiaries unless you provided us with other written instructions. If no beneficiary(ies) survive you, the death benefit is paid to your estate in a single payment.

Unless your spouse elects to continue the Contract, only your spouse’s and any other beneficiary(ies’) right to the death benefit will continue; all other rights and benefits under the Contract will terminate.

You are a joint owner	The surviving joint owner is not your spouse	The surviving owner receives the death benefit under the Contract.

Upon your death, only the surviving owner’s right to the death benefit will continue; all other rights and benefits under Contract will terminate.

If you die and	And	Then
You are a joint owner	The surviving joint owner is your spouse	Your spouse may either
  a. continue the Contract; or
  b. receive the death benefit under the Contract.

Unless the surviving spouse owner elects to continue the Contract, upon your death, only your spouse’s right to the death benefit will continue; all other rights and benefits under the rider and Contract will terminate.

You are the annuitant	The owner is not a natural person	The beneficiary(ies) receive the death benefit under the Contract.

If a beneficiary dies before the annuitant, on the annuitant’s death we will make equal payments to the surviving beneficiaries unless the owner provided us with other written instructions. If no beneficiary(ies) survive the annuitant, the death benefit is paid to the owner.

Upon the annuitant’s death, only the beneficiary(ies’) right to the death benefit will continue; all other rights and benefits under the Contract will terminate.
Before the annuitization date, you may give us written instructions for payment under a death benefit option. If we do not receive your instructions, the death benefit is paid according to instructions from the beneficiary(ies). The beneficiary(ies) may elect to apply the death benefit under an annuity benefit payment option or receive the death benefit as a single payment. Generally, unless the beneficiary(ies) elects otherwise, we pay the death benefit in a single payment, subject to proof of your death.
No surrender charge applies when a death benefit is paid.
Standard Death Benefit Formula
The amount of the standard death benefit is the greatest of 1., 2. or 3., where:
1.	is the accumulated value on the date we receive proof of death and all required documents;
2.	is the total of premium payments minus an adjustment for each partial surrender (and any applicable surrender charges and fees) and each partial annuitization made prior to the date we receive proof of death and all required documents; and
3.	is the highest accumulated value (on any prior contract anniversary that is divisible by seven) plus any premium payments and minus an adjustment for each partial surrender (and any applicable surrender charges and fees) and each partial annuitization made after that contract anniversary.
The adjustment for each partial surrender (and any applicable surrender charges and fees) and for each partial annuitization made prior to the date we receive proof of death and all required documents is equal to (a. divided by b.) multiplied by c., where:
a.	is the amount of the partial surrender (and any applicable surrender charges and fees) or the amount of the partial annuitization; and
b.	is the accumulated value immediately prior to the partial surrender or partial annuitization; and
c.	is the amounts determined in 2. or 3. above immediately prior to the partial surrender or partial annuitization.
Example:   Your accumulated value is $10,000 and you take a partial surrender of $2,000 (20% of your accumulated value). For purposes of calculating the death benefit, we reduce the amounts determined in 2. or 3. above by 20%.
Enhanced Death Benefit
Subject to availability in your state, you may enhance the “death benefit” by electing the Enhanced Death Benefit Rider, which provides you with the greater of the enhanced death benefit or the standard death benefit. See RIDER BENEFITS — Enhanced Death Benefit Rider for more information.
Payment of Death Benefit
The death benefit is usually paid within five business days of our receiving all required documents (including proof of death) that we require to process the claim. Payment is made according to benefit instructions provided by you. Some states require this payment to be made in less than five business days. Under certain circumstances, this payment may be delayed (see GENERAL PROVISIONS — Delay of Payments). We pay interest (as required by state law) on the death benefit from the date we receive all required documents until payment is made or until the death benefit is applied under an annuity benefit payment option.
NOTE:   Proof of death includes: a certified copy of a death certificate; a certified copy of a court order; a written statement by a medical doctor; or other proof satisfactory to us.

The accumulated value remains invested in the divisions until the valuation period during which we receive the required documents. If more than one beneficiary is named, each beneficiary’s portion of the death benefit remains invested in the divisions until the valuation period during which we receive the required documents for that beneficiary. After payment of all of the death benefit, the Contract is terminated.
THE ANNUITIZATION PERIOD
Annuitization Date
You may specify an annuitization date in your application. You may change the annuitization date with our prior approval. The request must be in writing. You may not select an annuitization date later than the maximum annuitization date found on the data pages. If you do not specify an annuitization date, the annuitization date is the maximum annuitization date shown on the data pages.
Full Annuitization
Any time after the first contract year, you may annuitize your Contract by electing to receive payments under an annuity benefit payment option. If the accumulated value on the annuitization date is less than $2,000.00 or if the amount applied under an annuity benefit payment option is less than the minimum requirement, we may pay out the entire amount in a single payment. The contract would then be canceled. You may select when you want the payments to begin (within the period that begins the business day following our receipt of your instruction and ends one year after our receipt of your instructions).
Once payments begin under the benefit option you choose, the option may not be changed. In addition, once payments begin, you may not surrender or otherwise liquidate or commute any of the portion of your accumulated value that has been annuitized.
Depending on the type of annuity benefit payment option selected, payments that are initiated either before or after the annuitization date may be subject to penalty taxes (see FEDERAL TAX MATTERS). You should consider this carefully when you select or change the annuity benefit payment commencement date.
Partial Annuitization
If you purchased your Contract prior to May 20, 2006 or your Contract is issued in a state which has not yet approved the partial annuitization endorsement, partial annuitization is not available and all references to “partial annuitization” within this prospectus do not apply to your Contract.
Subject to state availability, if you purchase the Contract on or after May 20, 2006, you have the right to partially annuitize a portion of your accumulated value. A full list of states in which partial annuitization is available may be obtained from your registered representative or by calling us at 1-800-852-4450.
After the first contract year and prior to the annuitization date, you may annuitize a portion of your accumulated value by sending us a notice. If you have elected the Premium Payment Credit Rider, the amount of the partial annuitization during each of contract years two and three is limited to no more than 10% of the accumulated value as of the most recent contract anniversary.
The minimum partial annuitization amount is $2,000. Any partial annuitization request that reduces the accumulated value to less than $5,000 will be treated as a request for full annuitization.
You may select one of the annuity benefit payment options listed below. Once payments begin under the option you select, the option may not be changed. In addition, once payments begin you may not surrender or otherwise liquidate or commute any portion of your accumulated value that has been annuitized.
Annuity Benefit Payment Options
We offer fixed annuity benefit payments only. No surrender charge is imposed on any portion of your accumulated value that has been annuitized.
You may choose from several fixed annuity benefit payment options. Payments will be made on the frequency you choose. You may elect to have your annuity benefit payments made on a monthly, quarterly, semiannual or annual basis. The dollar amount of the payments is specified for the entire payment period according to the option selected. There is no right to make any total or partial surrenders after the annuitization date.
The amount of the fixed annuity benefit payment depends on:

•	amount of accumulated value applied to the annuity benefit payment option;

•	annuity benefit payment option selected; and

•	age and gender of annuitant (unless fixed income option is selected).
Annuity benefit payments are determined in accordance with annuity tables and other provisions contained in the Contract. The annuity benefit payment tables contained in this Contract are based on the Annuity 2000 Mortality Table. These tables are guaranteed for the life of the Contract. The amount of the initial payment is determined by applying all or a portion of the accumulated value as of the date of the application to the annuity table for the annuitant’s annuity benefit option, gender, and age.
Annuity benefit payments generally are higher for male annuitants than for female annuitants with an otherwise identical Contract. This is because statistically females have longer life expectancies than males. In certain states, this difference may not be taken into consideration in fixing the payment amount. Additionally, Contracts with no gender distinctions are made available for certain employer-sponsored plans because, under most such plans, gender discrimination is prohibited by law.
You may select an annuity benefit payment option by written request only. Your selection of an annuity benefit payment option for a partial annuitization must be in writing and may not be changed after payments begin. Your selection of an annuity benefit payment option for any portion not annuitized may be changed by written request prior to the annuitization date. If an annuity benefit payment option is not selected, we will automatically apply:
•	for Contracts with one annuitant — Life Income with payments guaranteed for a period of 10 years.

•	for Contracts with joint annuitants — Joint and Full Survivor Life Income with payments guaranteed for a period of 10 years.
The available annuity benefit payment options for both full and partial annuitizations include:
•	Fixed Period Income — Level payments are made for a fixed period. You may select a range from 5 to 30 years. If the annuitant dies before the selected period expires, payments continue to you or the person(s) you designate until the end of period. Payments stop after all guaranteed payments are made.

•	Life Income — Level payments continue for the annuitant’s lifetime. It is possible that you would only receive one payment under this option if the annuitant dies before the second payment is due. If you defer the first payment date, it is possible that you would receive no payments if the annuitant dies before the first payment date.

•	Life Income with Period Certain — Level payments continue during the annuitant’s lifetime with a guaranteed payment period of 5 to 30 years. If the annuitant dies before all of the guaranteed payments have been made, the guaranteed payments continue to you or the person(s) you designate until the end of the guaranteed payment period.

•	Joint and Survivor — Payments continue as long as either the annuitant or the joint annuitant is alive. You may also choose an option that lowers the amount of income after the death of a joint annuitant. It is possible that you would only receive one payment under this option if both annuitants die before the second payment is due. If you defer the first payment date, it is possible that you would receive no payments if both the annuitants die before the first payment date.

•	Joint and Survivor with Period Certain — Payments continue as long as either the annuitant or the joint annuitant is alive with a guaranteed payment period of 5 to 30 years. You may choose an option that lowers the amount of income after the death of a joint annuitant. If both annuitants die before all guaranteed payments have been made, the guaranteed payments continue to you or the person(s) you designate until the end of the guaranteed payment period.
Other annuity benefit payment options may be available.
Supplementary Contract
When you annuitize all or a portion of your accumulated value, we issue a supplementary fixed annuity contract that provides an annuity benefit payment based on the amount you have annuitized and the annuity benefit payment option that you have selected. The date of the first payment under the supplementary contract is the effective date of that supplementary contract unless you select a date for the first payment that is later than the supplementary contract effective date. The first annuity benefit payment must be made within one year of the supplementary contract effective date.
Tax Considerations Regarding Annuity Benefit Payment Options
If you own one or more tax qualified annuity contracts, you may avoid tax penalties if payments from at least one of your tax qualified contracts begin no later than April 1 following the calendar year in which you turn age 70 1/2 . The required minimum distribution payment must be in equal (or substantially equal) amounts over your life or over the joint lives of you and your designated beneficiary. These required minimum distribution payments must be made at least once a year. Tax penalties may apply at your death on certain excess accumulations. You should confer with your tax advisor about any potential tax penalties before you select an annuity benefit payment option or take other distributions from the Contract.
Additional rules apply to distributions under non-qualified contracts (see FEDERAL TAX MATTERS - Required Distributions for Non-Qualified Contracts).
Death of Annuitant (During the Annuity Benefit Payment Period)
If the annuitant dies during the annuity benefit payment period, remaining payments are made to the owner throughout the guarantee period, if any, or for the life of any joint annuitant, if any. If the owner is the annuitant, remaining payments are made to the contingent owner. In all cases the person entitled to receive payments also receives any rights and privileges under the annuity benefit payment option.
CHARGES AND DEDUCTIONS
Certain charges are deducted under the Contract. If the charge is not sufficient to cover our costs, we bear the loss. If the expense is more than our costs, the excess is profit to the Company. We expect a profit from all the fees and charges listed below, except the Annual Fee and Premium Tax. For a summary, see SUMMARY EXPENSE INFORMATION.
In addition to the charges under the Contract, there are also deductions from and expenses paid out of the assets of the underlying mutual funds which are described in the underlying mutual funds’ prospectuses.
SURRENDER CHARGE
No sales charge is collected or deducted when premium payments are applied under the Contract. A surrender charge is assessed on certain total or partial surrenders. The amounts we receive from the surrender charge are used to cover some of the expenses of the sale of the Contract (primarily, commissions, as well as other promotional or distribution expenses). If the surrender charge collected is not enough to cover the actual costs of distribution, the costs are paid from the Company’s General Account assets which includes profit, if any, from the mortality and expense risks charge.
NOTE 1: If you plan to make multiple premium payments, you need to be aware that each premium payment has its own surrender charge period (shown below). The surrender charge for any total or partial surrender is a percentage of all the premium payments surrendered which were received by us during the contract years prior to the surrender. The applicable percentage which is applied to the premium payments surrendered is determined by the following tables.
Surrender Charge for Contracts without the Premium Payment Credit Rider (as a percentage of amounts surrendered):

Number of completed contract years	Surrender charge applied to all
since each premium payment	premium payments received in
was made	That contract year
0 (year of premium payment)	6%
1	6%
2	6%
3	5%
4	4%
5	3%
6	2%
7 and later	0%
Surrender Charge for Contracts with the Premium Payment Credit Rider (as a percentage of amounts surrendered):

Number of completed contract years	Surrender charge applied to all
since each premium payment	premium payments received in
was made	that contract year
0 (year of premium payment)	8%
1	8%
2	7%
3	6%
4	5%
5	4%
6	3%
7	2%
8	1%
9 and later	0%
Each premium payment begins in year 0 for purposes of calculating the percentage applied to that payment. However, premium payments are added together by contract year for purposes of determining the applicable surrender charge. If your contract year begins April 1 and ends March 31 the following year, all premium payments received during that period are considered to have been made in that contract year.
NOTE 2: Regarding Contracts written in the states of Alabama, Massachusetts, and Washington:
•	For contracts without the Premium Payment Credit Rider, surrender charges are applicable to premiums payments made in the first three contract years.

•	For Contracts with the Premium Payment Credit Rider, surrender charges are applicable only to premiums payments made in the first contract year.
For purpose of calculating surrender charges, we assume that surrenders and transfers are made in the following order:
•	first from premium payments no longer subject to a surrender charge;

•	then from the free surrender privilege (first from the earnings, then from the oldest premium payments (i.e., on a first-in, first-out basis)) described below; and

•	then from premium payments subject to a surrender charge on a first-in, first-out basis.
NOTE 3: Partial surrenders may be subject to both a surrender charge and a transaction fee.
Free Surrender Privilege
The free surrender privilege is an amount normally subject to a surrender charge that may be surrendered without a charge. The free surrender privilege is the greater of:

•	earnings in the Contract (earnings equal accumulated value less unsurrendered premium payments as of the date of the surrender); or

•	10% of the premium payments, decreased by any partial surrenders and partial annuitizations since the last contract anniversary.
Any amount not taken under the free surrender privilege in a contract year is not added to the amount available under the free surrender privilege for any following contract year(s).
Unscheduled partial surrenders of the free surrender privilege may be subject to the transaction fee described below.
Waiver of Surrender Charge
The surrender charge does not apply to:
•	amounts applied under an annuity benefit payment option; or

•	payment of any death benefit, however, the surrender charge does apply to premium payments made by a surviving spouse after an owner’s death; or

•	amounts distributed to satisfy the minimum distribution requirement of Section 401(a)9 of the Internal Revenue Code, provided that the amount surrendered does not exceed the minimum distribution amount which would have been calculated based on the value of this Contract alone; or

•	an amount transferred from a Contract used to fund an IRA to another annuity contract issued by the Company to fund an IRA of the participant’s spouse when the distribution is made pursuant to a divorce decree.
In addition, the Waiver of Surrender Charge Rider is automatically added to your Contract at issue. This rider waives the surrender charge on surrenders made after the first Contract anniversary if the original owner or original annuitant has a critical need. See RIDER BENEFITS — Waiver of Surrender Charge Rider for more information.

TRANSACTION FEE
We reserve the right to charge a transaction fee of the lesser of $25 or 2% of each unscheduled partial surrender after the 12th unscheduled partial surrender in a contract year. The transaction fee would be deducted from the accumulated value remaining in the investment option(s) from which the amount is surrendered, on a pro rata basis.
We also reserve the right to charge a transaction fee on each unscheduled transfer after the first unscheduled transfer in a contract year. The transfer fee would be deducted from the investment option(s) from which the amount is transferred, on a pro rata basis.
PREMIUM TAXES
We reserve the right to deduct an amount to cover any premium taxes imposed by states or other jurisdictions. Any deduction is made from either a premium payment when we receive it, or the accumulated value when you request a surrender (total or partial) or you request application of the accumulated value (full or partial) to an annuity benefit payment option. Premium taxes range from 0% in most states to as high as 3.50%.
ANNUAL FEE
Contracts with an accumulated value of less than $30,000 are subject to an annual Contract fee of the lesser of $30 or 2% of the accumulated value. Currently, we do not charge the annual fee if your accumulated value is $30,000 or more. If you own more than one variable annuity contract with us, all the Contracts you own or jointly own are aggregated, on each Contract’s anniversary, to determine if the $30,000 minimum has been met and whether that Contract will be charged. The fee is deducted from the investment option that has the greatest value. The fee is deducted on each Contract anniversary and upon total surrender of the Contract. The fee assists in covering administration costs, primarily costs to establish and maintain the records which relate to the Contract.
SEPARATE ACCOUNT ANNUAL EXPENSES
Mortality and Expense Risks Charge
We assess each division with a daily charge for mortality and expense risks. The annual rate of the charge is 1.25% of the average daily net assets of the Separate Account divisions. We agree not to increase this charge for the duration of the Contract. This charge is assessed only prior to the annuitization date. This charge is assessed daily when the value of a unit is calculated.
This charge is intended to compensate us for the mortality risk on the Contract. We have a mortality risk in that we guarantee payment of a death benefit in a single payment or under an annuity benefit payment option. We do not impose a surrender charge on a death benefit payment, which is an additional mortality risk.
This charge is also intended to cover our expenses, primarily related to operation of the Contract, including
•	furnishing periodic Contract statements, confirmations and other customer communications;

•	preparation and filing of regulatory documents (such as this prospectus);

•	preparing, distributing and tabulating proxy voting materials related to the underlying mutual funds; and

•	providing computer, actuarial and accounting services.
If the mortality and expense risks charge is not enough to cover our costs, we bear the loss. If the mortality and expense risks charge is more than our costs, the excess is profit to the Company.
Administration Charge
Currently, we do not impose a Separate Account administration charge. We reserve the right to assess each Separate Account division with a daily administration charge that is guaranteed not to exceed the annual rate of 0.15% of the average daily net asset value of the divisions. We will provide prior written notice in the event that we exercise our right to assess the administration charge.
In the event that we assess the administration charge, it would be imposed in order to cover our costs for administration of the Contract that are not covered in the mortality and expense risk charge, above. In the event that we assess an administration charge, it would not be imposed after the annuitization date of the Contract. In the event that we assess an administration charge, it would be assessed daily against the Separate Account division values in the same manner as the mortality and expense risks charge, above.

CHARGES FOR RIDER BENEFITS
Subject to certain conditions, you may add one or more of the following optional riders to your Contract. Detailed information concerning the optional riders may be obtained from your registered representative or by calling us at 1-800-852-4450.
Premium Payment Credit Rider
The maximum annual charge for this rider is 0.60% of the average daily net assets of the Separate Account divisions and a reduction of 0.60% of the Fixed Account interest rate. We currently impose the maximum charge against the average daily net assets of the Separate Account divisions, but do not currently impose the Fixed Account interest rate reduction. We will provide prior written notice in the event that we decide to exercise our right to reduce the Fixed Account interest rate.
If you elect the Premium Payment Credit Rider, the rider charge is assessed until completion of your 8th contract year (and only prior to the annuitization date) even if the credit(s) have been recovered. This charge is assessed daily against the Separate Account division values in the same manner as the mortality and expense risks charge, above. After the 8th Contract anniversary, your Contract accumulated value is moved to units in your chosen divisions that do not include this rider charge. This move of division units will not affect your accumulated value. It will, however, result in a smaller number of division units but those units will have a higher unit value. We will notify you when the division units move because of discontinuation of the rider charge.
The rider charge is intended to cover our cost for the credit(s).
Enhanced Death Benefit Rider
The annual charge for this rider is 0.25% of the accumulated value (0.15% in New York and Washington). The charge is taken quarterly at a quarterly rate of 0.0625% (0.0375% in New York and Washington) of the average accumulated value during the calendar quarter. We reserve the right to increase this charge to an annual maximum of 0.30% (0.075% quarterly) of the average accumulated value during the calendar quarter.
The charge is deducted through the redemption of units from your accumulated value in the same proportion as the surrender allocation percentages. If this rider is purchased after the beginning of a quarter, this charge is prorated according to the number of days it is in effect during the quarter. Upon termination of this rider or upon your death (annuitant’s death, if the owner is not a natural person), this charge will be based on the number of days this rider is in effect during the quarter.
The rider charge is intended to reimburse us for the cost of the potentially greater death benefit provided by this rider.
GMWB 1 (Investment Protector Plus) Rider
The current annual charge for the rider is 0.60% of the average quarterly Investment Back remaining withdrawal benefit base. The charge is taken quarterly, currently at 0.15% of the average quarterly Investment Back remaining withdrawal benefit base during the calendar quarter. We reserve the right to increase this charge up to a maximum annual charge of 0.85% (0.2125% taken quarterly) of the average quarterly Investment Back remaining withdrawal benefit base. If you elect a Step-Up, you will be charged the then current rider charge.
At the end of each calendar quarter, this charge is deducted through the redemption of units from your accumulated value in the same proportion as the surrender allocation percentages. If this rider is purchased after the beginning of a quarter, this charge is prorated according to the number of days it is in effect during the quarter. Upon termination of this rider, this charge will be based on the number of days this rider is in effect during the quarter.
The rider charge is intended to reimburse us for the cost of the protections provided by this rider.
GMWB 2-SL and GMWB 2-SL/JL (Investment Protector Plus 2 — Single Life/Joint Life) Rider
The current annual charge for each of these riders is 0.75% of the average quarterly Investment Back withdrawal benefit base. The current charge is taken quarterly at 0.1875% of the average quarterly Investment Back withdrawal benefit base during the calendar quarter. We reserve the right to increase the annual charge for each of these riders up to a maximum of 1.00% (0.25% taken quarterly) of the average quarterly Investment Back withdrawal benefit base. We will send you advance notice if this charge will increase. If this charge will increase, you have the following options:
1.	Accept the increased rider charge and continue to be eligible to receive a Step-Up at each Contract anniversary; or

2.	Decline the increased rider charge by sending us notice that you are opting out of the Step-Up feature of this rider and remaining at your current rider charge. Once you opt out of the Step-Up feature, you will no longer be eligible for any future Step-Ups and the feature can not be added back to this rider.
At the end of each calendar quarter, this charge is deducted through the redemption of units from your accumulated value in the same proportion as the surrender allocation percentages. If this rider is purchased after the beginning of a calendar quarter, this charge is prorated according to the number of days this rider is in effect during the quarter. Upon termination of this rider, this charge will be based on the number of days this rider is in effect during the calendar quarter.
The rider charge is intended to reimburse us for the cost of the protection provided by this rider.
SPECIAL PROVISIONS FOR GROUP OR SPONSORED ARRANGEMENTS
Where permitted by state law, Contracts may be purchased under group or sponsored arrangements as well as on an individual basis.
Group Arrangement - program under which a trustee, employer or similar entity purchases Contracts covering a group of individuals on a group basis.
Sponsored Arrangement - program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Contracts on an individual basis.
The charges and deductions described above may be reduced or eliminated for Contracts issued in connection with group or sponsored arrangements. The rules in effect at the time the application is approved will determine if reductions apply. Reductions may include but are not limited to sales of Contracts without, or with reduced, mortality and expense risks charges, annual fees or surrender charges.
Eligibility for and the amount of these reductions are determined by a number of factors, including the number of individuals in the group, the amount of expected premium payments, total assets under management for the owner, the relationship among the group’s members, the purpose for which the Contract is being purchased, the expected persistency of the Contract, and any other circumstances which, in our opinion are rationally related to the expected reduction in expenses. Reductions reflect the reduced sales efforts and administration costs resulting from these arrangements. We may modify the criteria for and the amount of the reduction in the future. Modifications will not unfairly discriminate against any person, including affected owners and other owners with contracts funded by the Separate Account.
RIDER BENEFITS
Subject to certain conditions, you may elect to add one or more of the riders described below to your Contract. Not all riders are available in all states or through all broker dealers and may be subject to additional restrictions. Some rider provisions may vary from state to state. We may withdraw or prospectively restrict the availability of any rider at any time. For information regarding availability of any rider, you may contact your registered representative or call us at 1-800-852-4450.
See CHARGES AND DEDUCTIONS – Charges for Rider Benefits for current and maximum rider charges.
PREMIUM PAYMENT CREDIT RIDER
The Premium Payment Credit Rider applies credits to the accumulated value for premium payments made in contract year one. This rider can only be elected at the time the Contract is issued. Once this rider is elected, it cannot be terminated. There is a charge for this rider (see CHARGES AND DEDUCTIONS) as well as an increased surrender charge and longer surrender charge period.
If you elect this rider, the following provisions apply to the Contract:
•	We will apply a credit of 5% of the premium payment to your accumulated value for each premium payment received during your first contract year. The credit is applied to the Contract on the same date the related premium payment is applied to the Contract. For example, if you make a premium payment of $10,000 in your first contract year, a credit amount of $500 will be added to your accumulated value (5% x $10,000).

•	No new credit(s) are paid for premium payments made after the first contract year.

•	For Contracts issued in the state of Washington, no premium payments are allowed after the first contract year for Contracts issued with the Premium Payment Credit Rider.

•	The premium payment credit is allocated among the investment options according to your then current premium payment allocations.

•	We recapture the credit(s) if you exercise your right to return the Contract during the examination offer period or if you request full annuitization of the Contract prior to the third Contract anniversary.

•	The amount we recapture may be more than the current value of the credit(s). If your investment options have experienced negative investment performance (i.e., have lost value) you bear the loss for the difference between the original value of the credit(s) and the current (lower) value of the credit(s).

•	No partial annuitizations are allowed in contract year one.

•	Partial annuitizations are restricted in each of contract years two and three to no more than 10% of the accumulated value as of the most recent Contract anniversary.

•	Credits are considered earnings under the Contract, not premium payments.

•	All premium payments are subject to the 9-year surrender charge table and higher surrender charge (see CHARGES AND DEDUCTIONS — Surrender Charge).

•	The Premium Payment Credit Rider cannot be cancelled and the associated surrender charge period and percentages cannot be changed.

•	The DCA Plus Program is not available to you if you elect this rider.
If you elect the Premium Payment Credit Rider, your unit values will be lower than if you did not elect the rider. The difference reflects the annual charge for the Premium Payment Credit Rider. After the 8th Contract anniversary, your accumulated value is moved to units in your chosen divisions that do not include this rider charge. This move of division units will not affect your accumulated value. It will, however, result in a smaller number of division units but those units will have a higher unit value. We will notify you when the division units move because of discontinuation of the rider charge. The following example is provided to assist you in understanding this adjustment.

	Sample Division	Number of Units in
	Unit Value	Sample Division	Accumulated Value
Prior to the one time adjustment	25.560446	1,611.0709110	$41,179.69
After the one time adjustment	26.659024	1,544.6811189	$41,179.69
You should carefully examine the Premium Payment Credit Rider to decide if this rider is suitable for you. There are circumstances under which you would be worse off for having received the credit. In making this determination, you should consider the following factors:
•	the length of time you plan to own your Contract (this rider increases the amount and duration of the surrender charges, see CHARGES AND DEDUCTIONS — Surrender Charge);

•	the frequency, amount and timing of any partial surrenders (this rider increases the amount and duration of the surrender charges);

•	the timing and amount of partial annuitizations;

•	the amount and timing of your premium payment(s). Any premium payments made after the first contract year are subject to the rider’s higher Separate Account charges even though no credit is applied to those premium payments; and

•	the higher Separate Account charges reduce investment performance.
The charges used to recoup our cost for the premium payment credit(s) include the surrender charge and the Premium Payment Credit Rider charge (see CHARGES AND DEDUCTIONS). We expect to make a profit from these charges.
The following tables demonstrate hypothetical surrender values for Contracts with and without this rider but do not show the impact of partial surrenders or partial annuitizations. The tables are based on:
•	a $25,000 initial premium payment and no additional premium payments;

•	the deduction of total Separate Account annual expenses:
-	Contracts with the Premium Payment Credit Rider:
•	1.85% annually for the first eight contract years

•	1.25% annually after the first eight contract years
-	Contracts without the Premium Payment Credit Rider:
•	1.25% annually for all contract years.
•	the deduction of the arithmetic average of the underlying mutual fund expenses as of December 31, 2007;

•	0%, 5% and 10% annual rates of return before charges; and

•	payment of the $30 annual contract fee (while the Contract’s value is less than $30,000).

	0% Annual Return		5% Annual Return		10% Annual Return
	Surrender value	Surrender value	Surrender value	Surrender value	Surrender value	Surrender value
	without	with	without	with	without	with
Contract	Premium Payment	Premium Payment	Premium Payment	Premium Payment	Premium Payment	Premium Payment
Year	Credit Rider	Credit Rider	Credit Rider	Credit Rider	Credit Rider	Credit Rider
1	$23,123.34	$23,665.26	$24,298.34	$24,872.76	$25,473.34	$26,130.71
2	$22,607.86	$22,999.15	$24,965.35	$25,407.43	$27,532,28	$28,178.32
3	$22,103.31	$22,566.93	$25,651.56	$26,243.78	$29,819.71	$30,264.98
4	$21,812.75	$22,138.65	$26,630.35	$27,101.74	$32,537.36	$33,231.52
5	$21,522.38	$21,714.38	$27,653.00	$27,973.54	$35,449.44	$36,009.60
6	$21,232.31	$21,294.18	$28,697.90	$28,859.52	$38,571.26	$38,971.69
7	$20,942.63	$20,878.13	$29,795.67	$29,789.99	$41,919.34	$42,131.19
8	$20,836.82	$20,466.29	$31,167.86	$30,735.97	$45,761.52	$45,502.47
9	$20,364.85	$20,182.45	$32,065.15	$31,885.23	$49,367.03	$49,376.97
10	$19,902.89	$19,899.19	$32,988.28	$33,060.37	$53,256.62	$53,537.03
15	$17,736.00	$17,732.67	$38,018.19	$38,101.27	$77,813.74	$78,223.46
20	$15,789.36	$15,786.37	$43,815.04	$43,910.79	$113,694.39	$114,293.03
The better your Contract’s investment performance, the more advantageous the Premium Payment Credit Rider becomes due to the effect of compounding. However, Contracts with the Premium Payment Credit Rider are subject to both a greater surrender charge and a longer surrender charge period than Contracts issued without this rider (see CHARGES AND DEDUCTIONS — Surrender Charge). If you surrender your Contract with the Premium Payment Credit Rider while subject to a surrender charge, your surrender value will be less than the surrender value of a Contract without this rider.
ENHANCED DEATH BENEFIT RIDER
The Enhanced Death Benefit Rider provides you with the greater of the enhanced death benefit (described below) or the standard death benefit (see THE CONTRACT – Death Benefit, Standard Death Benefit Formula). This rider can only be elected at the time the Contract is issued. You may terminate this rider at any time. Once this rider is terminated, it cannot be reinstated. The rider charge is discussed in CHARGES AND DEDUCTIONS — Charges for Rider Benefits, Enhanced Death Benefit Rider.
Prior to the annuitization date and prior to the lock-in date (the later of the Contract anniversary following the oldest owner’s 75th birthday or five years after the rider effective date), the enhanced death benefit is the greatest of a., b. or c., where:
a.	is 1. minus 2. where:
1.	is the total of premium payments made since the rider effective date increased at a 5% effective annual interest rate; and

2.	is an adjustment for each partial surrender and each partial annuitization made since the rider effective date increased at a 5% effective annual interest rate.
b.	is (1. plus 2.) minus 3. where:
1.	is the highest accumulated value on any Contract anniversary since the rider effective date;

2.	is any premium payments received since that Contract anniversary; and

3.	is an adjustment for each partial surrender and each partial annuitization made since that Contract anniversary.
c.	is the standard death benefit (see THE CONTRACT – Death Benefits, Standard Death Benefit Formula)
After the lock-in date but prior to the annuitization date, the enhanced death benefit is the greatest of a., b. or c., where
a.	is (1. plus 2.) minus 3. where:
1.	is the value from a. above as of the lock-in date

2.	is any premium payments received since the lock-in date

3.	is an adjustment for each partial surrender and each partial annuitization made since the lock-in date.
b.	is (1. plus 2.) minus 3. where:
1.	is the value from b. above as of the lock-in date

2.	is any premium payments received since the lock-in date

3.	is an adjustment for each partial surrender and each partial annuitization made since the lock-in date.
c.	is the standard death benefit.
The adjustment for each partial surrender or partial annuitization is (1. divided by 2.) multiplied by 3., where:
1.	is the amount of the partial surrender (plus surrender charge, if any) or the amount of the partial annuitization;

2.	is the accumulated value immediately prior to the partial surrender or partial annuitization; and

3.	is the amounts determined in a. or b. above immediately prior to the partial surrender or partial annuitization.
NOTE:	For contracts issued in New York and Washington — under this rider, if the original owner dies before the annuitization date, the enhanced death benefit payable to the beneficiary is the greater of b. or c. above.
WAIVER OF SURRENDER CHARGE RIDER
The Waiver of Surrender Charge Rider waives the surrender charge on surrenders made after the first Contract anniversary if the original owner or original annuitant has a critical need. This rider is automatically made a part of the Contract at issue. There is no charge for this rider.
Waiver of the surrender charge is available for critical need if the following conditions are met:
•	original owner or original annuitant has a critical need (NOTE: A change of ownership will terminate this rider; once terminated the rider may not be reinstated.); and

•	the critical need did not exist before the contract date.

•	for the purposes of this rider, the following definitions apply:
-	critical need — owner’s or annuitant’s confinement to a health care facility, terminal illness diagnosis or total and permanent disability. If the critical need is confinement to a health care facility, the confinement must continue for at least 60 consecutive days after the contract date and the surrender must occur within 90 days of the confinement’s end.

-	health care facility — a licensed hospital or inpatient nursing facility providing daily medical treatment and keeping daily medical records for each patient (not primarily providing just residency or retirement care). This does not include a facility primarily providing drug or alcohol treatment, or a facility owned or operated by the owner, annuitant or a member of their immediate families.

-	terminal illness — sickness or injury that results in the owner’s or annuitant’s life expectancy being 12 months or less from the date notice to receive a distribution from the Contract is received by the Company. In Texas and New Jersey, terminal illness is not included in the criteria for critical need.

-	total and permanent disability — a disability that occurs after the contract date but before the original owner or annuitant reaches age 65 and qualifies to receive social security disability benefits. In New York, a different definition of total and permanent disability applies. In Oregon, total and permanent disability is not included in the criteria for critical need.
NOTE	: The Waiver of Surrender Charge Rider is not available in Massachusetts.
You may obtain more specific information regarding the Waiver of Surrender Charge Rider from your registered representative or by calling us at 1-800-852-4450.
GMWB (INVESTMENT PROTECTOR PLUS) RIDERS
GMWB Overview
This prospectus offers two different GMWB riders – GMWB 1 (Investor Protector Plus) and GMWB 2 (Investor Protector Plus 2). We offer two versions of GMWB 2 – SL and SL/JL. The availability of each rider depends on when you purchase your Contract and your state of residence. We offer different GMWB riders so that you can choose the level of benefits and charges that make the most sense for you. The important differences among the GMWB 1 Rider and the two versions of the GMWB 2 Rider are discussed below and are set forth in a comparative chart at the end of the section of this prospectus on GMWB riders. The availability and eligibility requirements of each rider are shown below.

Name of Rider	GMWB 1	GMWB 2 - SL	GMWB 2 – SL/JL
Marketing Name:	Investment Protector Plus Rider	Investment Protector Plus 2 Rider	Investment Protector Plus 2 Rider
Availability:	Available on or after March 1, 2005 if approved in your state	Available on or after June 8, 2007 and not available after January 21, 2008, unless GMWB 2-SL/JL is not approved in your state*	Available on or after January 21, 2008 if approved in your state*

Eligibility:	Oldest owner (or oldest annuitant if the owner is not a natural person) must be younger than age 81.	The owner(s) (or the annuitant(s) if the owner is not a natural person) must be at least age 45 and younger than age 81	The owner(s) (or the annuitant(s) if the owner is not a natural person) must be at least age 45 and younger than age 81

*	A list of states in which the rider is available may be obtained from your registered representative or by calling us at 1-800-852-4450.
You may add only one GMWB rider to your Contract. You may elect a GMWB rider only when you purchase the Contract. We reserve the right, in our sole discretion, to elect in the future to allow Contract owners to add the rider after issue. If we make this election, we will give written notice and our offer will not be unfairly discriminatory.
The rider benefits and charges vary depending on which rider you select. (See CHARGES AND DEDUCTIONS – Charges for Rider Benefits for details on charges for each GMWB rider.)
The riders do not restrict or change your right to take – or not take — withdrawals under the Contract. All withdrawals reduce the Contract accumulated value by the amount withdrawn and are subject to the same conditions, limitations, fees, charges and deductions as withdrawals otherwise made under the provisions of the Contract; e.g., withdrawals will be subject to surrender charges if they exceed the free surrender amount (see CHARGES AND DEDUCTIONS –Surrender Charge, Free Surrender Privilege). However, any withdrawals may have an impact on the value of your rider’s benefits.
We use certain defined terms in our description of the riders. For your convenience, we have included definitions of those terms in the GMWB Glossary, below.
GMWB Overview – Benefits
A GMWB rider allows you to take certain guaranteed annual withdrawals during the Contract accumulation phase, regardless of your Contract accumulated value. A GMWB rider also allows your beneficiary(ies) to choose a death benefit under the Contract or any death benefit available under the rider.
GMWB riders are designed to help protect you against the risk of a decrease in the Contract accumulated value due to market declines by providing an Investment Back withdrawal option. A “For Life” withdrawal option helps to protect you against the risks of a declining market as well as the risk of outliving your money. Each of our GMWB Riders provides the flexibility of both the For Life withdrawal option and the Investment Back withdrawal option. You are not required to choose between these two withdrawal options unless your Contract accumulated value is zero on the maximum annuitization date.
For Life withdrawal benefit payments are available (i) on the rider effective date if the oldest owner (or oldest annuitant, if the Contract owner is not a natural person) is at least age 59 1/2 or (ii) on the Contract anniversary following the date that the oldest owner (or oldest annuitant, if applicable) attains age 59 1/2. The percentage to determine the annual For Life withdrawal benefit payment ranges from 3% to 6.50% of the For Life withdrawal benefit base.
The Investment Back withdrawal benefit payments are available as of the rider effective date. The percentage to determine the annual Investment Back withdrawal benefit payment is set at 7% of the Investment Back withdrawal benefit base.
When a GMWB rider is issued, the annual guaranteed withdrawal benefit payments for each of the withdrawal options are determined based on your initial premium payment. Credits (a premium payment credit or exchange credit), if any, are not included when determining the initial rider withdrawal benefit payments; such credits, however, are included in the Contract accumulated value. On each Contract anniversary, a new guaranteed withdrawal benefit payment is determined for each withdrawal option. The annual withdrawal benefit payment is adjusted upward to reflect any additional premium payments, GMWB Bonuses, and Step-Ups during the preceding contract year, and adjusted downward to reflect any excess withdrawals made during the preceding contract year.
The GMWB riders offer a Step-Up feature that is either annual or once every five years, depending on which rider you select. A Step-Up can increase your rider withdrawal benefit payments if your Contract accumulated value grows. The Contract accumulated value grows in value whenever additional premium payments are made, the division values rise with market growth, or credits (from premium payment credit rider or exchange credit) are applied. The Step-Up feature provides you with some inflation protection; however, it can also result in an increase to the rider charge. (See CHARGES AND DEDUCTIONS – Charges for Rider Benefits)
The GWMB riders also offer a GMWB Bonus that differs between the riders. A GMWB Bonus rewards you for not taking a withdrawal in certain early years of the rider. A GMWB Bonus amount will provide a modest increase to your rider withdrawal benefit payments. The GMWB Bonus does not increase your Contract accumulated value.
GMWB Overview — Rider Restrictions/Limitations
Once elected, a GMWB rider may not be terminated for five contract years.
There is a charge for a GMWB rider which varies depending on the rider you choose. All of the riders provide that a rider charge can increase (up to the guaranteed maximum charge for the rider shown at SUMMARY OF EXPENSE INFORMATION – Periodic Expenses) whenever a Step-Up occurs. Any future increases to the rider charge can be avoided by notifying us that you are opting out of future Step-Ups.
Election of a GMWB rider results in restriction of your Contract investment options to the more limited GMWB investment options (see Appendix D). The GMWB investment options reflect a balanced investment objective that is intended to support the rider guarantees. If your investment objective is aggressive growth, the rider investment restrictions may frustrate your investment objective. We reserve the right to modify the GMWB investment options from time to time, subject to compliance with applicable regulations and prior notice to you.
If you want to allocate to investment options that are not GMWB investment options, you must defer such allocation until the rider’s 5th anniversary when you may terminate the rider. Any allocation to investment options that are not eligible GMWB investment options will cause the rider to terminate without value.
Although a GMWB rider does not limit or restrict your ability to take withdrawals from your Contract, if you take withdrawals at a time or in an amount that exceeds an available withdrawal benefit payment (i.e., an Excess Withdrawal), you will shorten the life of the rider, lower the withdrawal benefit payments and/or cause the rider to terminate for lack of value unless you make additional premium payments or the rider has a Step-Up. See GMWB 1 Rider (Investor Protector Plus) - Excess Withdrawals.
Factors To Consider Before You Buy A GMWB Rider
A GMWB rider generally will not be appropriate if you
•	do not intend to take any withdrawals from your Contract;

•	intend to allocate all or most of your accumulated value to the Fixed or DCA Accounts;

•	have an aggressive growth investment objective; or

•	anticipate you will take withdrawals prior to the oldest owner’s age 59 1/2 or that exceed the rider withdrawal benefit payments of 7% of total premium payments for the Investment Back option and 3 to 6.50% of total premium payments for the For Life option, depending on the rider).
Before you purchase a GMWB rider, you should carefully consider the following:
•	The features of a GMWB rider may not be purchased separately. As a result, you may pay for rider features that you never use.

•	Although the GMWB riders are designed to permit you to recover at least your premium payments, if you make withdrawals that exceed the rider’s withdrawal limits (i.e., Excess Withdrawals), you will shorten the life of the rider, lower the withdrawal benefit payments and/or cause the rider to terminate for lack of value.

•	The rider is not a guarantee that the withdrawal benefit payments will be sufficient to meet your future income needs.

•	The rider is not a guarantee that you will receive any return on your premium payments.

•	The rider is not a guarantee that your investment is protected against loss of purchasing power due to inflation.

•	The fee for a GMWB rider may increase over time due to GMWB Step-Ups, but will not exceed the maximum fee for the particular GMWB rider.

•	A GMWB rider restricts your investment options to a range of investment options that reflect a generally balanced investment objective. The Contract’s aggressive growth investment options are either limited or not available if you elect a GMWB rider.

•	Once elected, you may not terminate a GMWB rider until the fifth contract anniversary following the rider effective date.
You should review the terms of the GMWB riders carefully and work with your registered representative to decide which GMWB rider, if any, is appropriate for you based on a thorough analysis of your particular needs, financial objectives, investment goals, time horizons and risk tolerance.

Which GMWB Rider May Be Appropriate For You
The GMWB 1 Rider may be appropriate if you:
•	Want to protect against the risk that your Contract value could fall below your original investment due to market decline.

•	Want an opportunity to increase your rider withdrawal benefit payments at five year intervals.

•	Want our lowest-cost GMWB rider.

•	Do not plan to take withdrawals for at least five years after the rider effective date and want to take advantage of the five-year GMWB Bonus of 5% of premium payments.

•	Want a For Life withdrawal benefit payment that is not dependent on your age when you make your first withdrawal.

•	Are not eligible for the GMWB 2 Rider (SL or SL/JL versions).
The GMWB 2 Rider may be appropriate if you:
•	Want to protect against inflation with annual increases in your rider values that match the growth of your Contract accumulated value.

•	Want to defer taking withdrawals for a shorter period and receive an accelerated GMWB Bonus rate as compared to the GMWB 1 rider: the GMWB 2 Bonus period is 3 years at 7%, 6%, and 5% of premium payments vs. the GMWB 1 Bonus period of 5 years at 5% annually of the premium payments.

•	Want to take advantage of the higher tiered For Life withdrawal benefit payment percentages by deferring your withdrawals to age 70 or later.

•	Are willing to pay a higher cost for the flexibility provided by these features.
GMWB Glossary
We use the following definitions to describe the features of a GMWB rider:
•	Excess Withdrawal – the portion of a withdrawal that exceeds the available withdrawal benefit payment for a withdrawal option.

•	GMWB Bonus – a bonus credited to the withdrawal benefit base and the remaining withdrawal benefit base for each withdrawal option, provided certain conditions are met.

•	GMWB Step-Up – an increase to the withdrawal benefit base and/or remaining withdrawal benefit base for each withdrawal option to an amount equal to your Contract’s accumulated value on the most recent Contract anniversary, provided certain conditions are met.

•	Remaining withdrawal benefit base – the amount available for future withdrawal benefit payments under a withdrawal option. The remaining withdrawal benefit base for each withdrawal option is calculated separately.

•	Required minimum distribution (“RMD”) amount – the amount required to be distributed each calendar year for purposes of satisfying the RMD rules of Section 401(a)(9) of the Internal Revenue Code of 1986, as amended, and related Code provisions in effect as of the rider effective date.

•	Rider effective date – the date the rider is issued.

•	Withdrawal – any partial surrender (including surrender charges, if any) and/or any partial annuitization of your Contract’s accumulated value.
NOTE	: Subject to state availability, if your Contract is purchased on or after May 20, 2006, you have the right to partially annuitize a portion of your accumulated value.
•	Withdrawal benefit base – the basis for determining the withdrawal benefit payment available each year under a withdrawal option. The withdrawal benefit base for each withdrawal option is calculated separately.

•	Withdrawal benefit payment – the amount that we guarantee you may withdraw each contract year under a withdrawal option.
GMWB 1 RIDER (INVESTMENT PROTECTOR PLUS RIDER)
The following is a description of the GMWB 1 Rider. Most of the following discussion is also applicable to the GMWB 2 Rider. Where there are differences, we refer to the discussion of differences in the description of the GMWB 2 Rider which follows the description of the GMWB 1 rider.
Eligibility for the GMWB 1 Rider is set out in the chart under GMWB – Overview above. The charge for the rider is set out in SUMMARY OF EXPENSE INFORMATION, above.
To help you better understand the various features of the GMWB 1 Rider and to demonstrate how premium payments received and withdrawals taken from the Contract affect the values and benefits under the rider, we have provided several examples in Appendix B.

Withdrawal Options
For Life Withdrawal Option. This option is intended to help you avoid the risk of out-living your money. You are eligible to take For Life withdrawal benefit payments beginning (i) on the rider effective date if the oldest owner (or the oldest annuitant, if the Contract owner is not a natural person) is at least age 59 1/2 or (ii) on the contract anniversary following the date that the oldest owner (or the oldest annuitant, if applicable) attains age 59 1/2. Once eligible, you may withdraw an amount up to the annual For Life withdrawal benefit payment until the earlier of the date of your death (annuitant’s death, where applicable) or the date the For Life withdrawal benefit base reduces to zero. (See GMWB Death Provisions for discussion of application of rider benefits after your death.)

Investment Back Withdrawal Option. This option is intended to allow a more rapid recovery of your premium payments (approximately 14 years). You are eligible to take Investment Back withdrawal benefit payments beginning on the rider effective date. You may withdraw an amount up to the annual Investment Back withdrawal benefit payment until the earlier of the date of your death (annuitant’s death if the owner is not a natural person) or the date the Investment Back remaining withdrawal benefit base equals zero. (See GMWB Death Provisions for discussion of application of rider benefits after your death.)
Calculating the Withdrawal Benefit Payments
The For Life withdrawal benefit payment is equal to 5% of the For Life withdrawal benefit base. The Investment Back withdrawal benefit payment is equal to 7% of the Investment Back withdrawal benefit base.
The GMWB For Life withdrawal benefit payment percentage is different under the GMWB 2 Rider. Please see the discussion under the GMWB 2 Rider for more information.
Withdrawal Benefit Base
Each withdrawal option has its own withdrawal benefit base, which is used to calculate the annual withdrawal benefit payment for that option. We calculate the withdrawal benefit base for the Investment Back and the For Life withdrawal options separately on
•	the rider effective date and

•	each contract anniversary.
The initial withdrawal benefit base for both withdrawal options is equal to the initial premium payment.
On each contract anniversary, the withdrawal benefit base for each withdrawal option is
•	increased dollar-for-dollar by any additional premium payments made since the previous contract anniversary and any GMWB Bonus credited since the previous contract anniversary; and

•	decreased to reflect any excess withdrawals taken since the previous contract anniversary (the reduction will be greater than dollar-for-dollar, if the Contract accumulated value is less than the withdrawal benefit base at the time of the excess withdrawal). See Excess Withdrawals, below, for information about the negative effect that excess withdrawals have on the riders.
For examples showing how the GMWB 1 Rider withdrawal benefit bases are calculated for each of the withdrawal options, please see Appendix B.
Remaining Withdrawal Benefit Base
Each withdrawal option has its own remaining withdrawal benefit base. The remaining withdrawal benefit base is used to determine the amount available for future withdrawal benefit payments under each withdrawal option. We calculate the For Life and the Investment Back remaining withdrawal benefit bases separately on
•	the rider effective date,

•	when a premium payment is made,

•	when any applicable GMWB Bonus is credited, and

•	when a withdrawal is taken.
The initial remaining withdrawal benefit base for both withdrawal options is equal to the initial premium payment (and likewise equal to the initial withdrawal benefit base) on the rider effective date.
After the rider effective date, the remaining withdrawal benefit base for each withdrawal option will be
•	increased dollar-for-dollar by each additional premium payment made and each GMWB Bonus credited;

•	decreased dollar-for-dollar for each withdrawal benefit payment taken; and

•	decreased to reflect any excess withdrawals taken since the previous contract anniversary (the reduction will be greater than dollar-for-dollar, as shown below, if the Contract accumulated value is less than the remaining withdrawal benefit base at the time of the excess withdrawal). See Excess Withdrawals, below, for information about the negative effect that excess withdrawals have on the riders.
For examples showing how the remaining withdrawal benefit bases are calculated for the GMWB 1 Rider, please see Appendix B.
Excess Withdrawals
Excess withdrawals reduce withdrawal benefit payments, the withdrawal benefit bases, and the remaining withdrawal benefit bases for the two withdrawal options. The reductions can be greater than dollar-for-dollar when the Contract accumulated value is less than the applicable rider withdrawal benefit base at the time of the excess withdrawal, as shown below.
Effect on withdrawal benefit base. Excess withdrawals will reduce each of the withdrawal benefit bases in an amount equal to the greater of
•	the excess withdrawal, or

•	the result of (a. divided by b.) multiplied by c., where:
a.	is the amount withdrawn that exceeds the available withdrawal benefit payment prior to the withdrawal;

b.	is the accumulated value after the withdrawal benefit payment is deducted, but prior to deducting the amount of the excess withdrawal; and

c.	is the withdrawal benefit base prior to the adjustment for the excess withdrawal.
Effect on remaining withdrawal benefit base. Excess withdrawals will reduce each of the remaining withdrawal benefit bases according to the same formula as describe above, except that “c.” is the remaining withdrawal benefit base prior to the adjustment for the excess withdrawal.
NOTE 1	: All withdrawals taken prior to the date that the oldest owner (oldest annuitant, if applicable) has met the For Life age eligibility requirement are excess withdrawals.

NOTE 2	For riders purchased prior to March 25, 2008, on qualified contracts, withdrawals made for purposes of satisfying the required minimum distribution for a Contract that exceed the applicable withdrawal benefit payment will be deemed excess withdrawals. (See Required Minimum Distribution, below.)
For examples showing the effect of excess withdrawals under the GMWB 1 Rider, please see Appendix B.
Required Minimum Distributions (RMD)
Tax-qualified Contracts are subject to certain federal tax rules requiring that RMD be taken on a calendar year basis (i.e., compared to a contract year basis), usually beginning after age 70 1/2.
If your GMWB rider was issued before March 25, 2008, withdrawals made to satisfy RMD for your Contract may exceed one or both of your available annual withdrawal benefit payments. Any such excess withdrawal will have an immediate negative effect on one or both of the remaining withdrawal benefit bases at the time of the excess withdrawal and will have a negative effect on one or both of the withdrawal benefit bases (and, as a result, withdrawal benefit payments) at the next contract anniversary. See Excess Withdrawals, above.
If your GMWB rider was issued on or after March 25, 2008 and if you are eligible for and enroll in our RMD Program for GMWB Riders, a withdrawal made to satisfy RMD for the Contract (an “RMD amount”) that exceeds a withdrawal benefit payment for that contract year will NOT be deemed an excess withdrawal.
RMD Program. Eligibility in the RMD Program for GMWB Riders is determined by satisfaction of the following requirements:
•	your Contract was issued on or after March 25, 2008;

•	your Contract may not have the Enhanced Death Benefit Rider;

•	the amount required to be distributed each calendar year for purposes of satisfying the RMD rules of the Internal Revenue Code is based only on this Contract (the “RMD amount”); and

•	you have elected scheduled withdrawal payments.

NOTE	: Although enrollment in the RMD Program for GMWB Riders does not prevent you from making an unscheduled withdrawal, an unscheduled withdrawal will cause you to lose the RMD Program protections for the remainder of the contract year. This means that any withdrawals (scheduled or unscheduled) that exceed applicable withdrawal benefit payments will be treated as excess withdrawals, even if the purpose is to take the RMD amount. You will automatically be re-enrolled in the RMD Program for GMWB Riders on your next contract anniversary.

We reserve the right to modify or eliminate the RMD Program for GMWB Riders; e.g., if there is a change to the Internal Revenue Code or Internal Revenue Service rules or interpretations relating to RMD, including the issuance of relevant IRS guidance. We will send you at least 30 days advance notice of any change in or elimination of the RMD Program for GMWB Riders. Any modifications or elimination of the RMD Program for GMWB Riders will take effect after notice. If we exercise our right to modify or eliminate the RMD Program for GMWB Riders, then any withdrawal in excess of a withdrawal benefit payment after the effective date of the program’s modification or elimination will be deemed an excess withdrawal.
More information regarding our RMD Program for GMWB Riders may be obtained from your registered representative or by calling us at 1-800-852-4450.
Effect of Withdrawals
See GMWB Overview, above, for general information about the effect of withdrawals on your Contract accumulated value. The rider does not require you to take an available withdrawal benefit payment. If you want to take advantage of the rider’s GMWB Bonus features, you must defer taking withdrawals during the GMWB Bonus period.
If you elect not to take an available withdrawal benefit payment, that amount will not be carried forward to the next contract year.
Each time you take a withdrawal, it is reflected immediately in the remaining withdrawal benefit base for each of the withdrawal options and is reflected on the next contract anniversary in the withdrawal benefit base for each of the withdrawal options. Any withdrawals that exceed the available withdrawal benefit payments for either withdrawal option are excess withdrawals. See Excess Withdrawals for information about the negative effect of excess withdrawals.
Effect of the Accumulated Value Reaching Zero under the Rider
In the event that the accumulated value of your Contract reduces to zero, you must elect either
•	the Investment Back withdrawal option (only available if the Investment Back remaining withdrawal benefit base is greater than zero).

•	the For Life withdrawal option (only available if the For Life withdrawal benefit base is greater than zero).
The For Life withdrawal option allows you to spread your withdrawal benefit payments over your lifetime. The Investment Back withdrawal option provides a faster pay out of withdrawal payment benefits.
We will pay the withdrawal benefit payments under the withdrawal option you have elected as follows:
•	If you elect the Investment Back withdrawal option, you will receive fixed scheduled payments each year in the amount of the Investment Back withdrawal benefit payment until the Investment Back remaining withdrawal benefit base is zero. If there is any Investment Back remaining withdrawal benefit base at the time of your death, we will continue payments as described in GMWB Death Provision below.

•	If you elect the For Life withdrawal option, you will receive fixed scheduled payments each year in the amount of the For Life withdrawal benefit payment, until the later of
–	the date the For Life remaining withdrawal benefit base is zero; or

–	the date of your death (annuitant’s death if the owner is not a natural person).
If there is any For Life remaining withdrawal benefit base at the time of your death, we will continue payments as described in GMWB Death Provision below.

NOTE:	In the event that the Contract accumulated value reduces to zero, the withdrawal benefit payments elected above will continue, but all other rights and benefits under this rider and the Contract (including the death benefits) will terminate, and no additional premium payments will be accepted.
We will send you prior written notice whenever reasonably feasible if your accumulated value is approaching zero.
The Effect of Reaching Accumulated Value Reaching Zero is different under the GMWB 2 Rider. Please see the discussion under the GMWB 2 Rider for more information.
Effect of Reaching the Maximum Annuitization Date under the Rider
On or before the maximum annuitization date, you must elect one of the Contract or rider payment options described below.
1. Contract payment options:
•	Payments resulting from applying the accumulated value to an annuity benefit payment option.

•	Payment of the accumulated value as a single payment.
2. GMWB payment options:
•	You may elect the Investment Back withdrawal option and receive fixed scheduled payments each year in the amount of the Investment Back withdrawal benefit payment, until the Investment Back remaining withdrawal benefit base is zero. If there is any Investment Back remaining withdrawal benefit base at the time of your death (death of the first annuitant to die if the owner is not a natural person), we will continue payments as described in GMWB Death Provision below.
•	You may elect the For Life withdrawal option and receive fixed scheduled payments each year in the amount of the For Life withdrawal benefit payment, until the later of
–	the date the For Life remaining withdrawal benefit base is zero; or

–	the date of your death (the death of the first annuitant to die if the owner is not a natural person).
If there is any For Life remaining withdrawal benefit base at the time of your death, we will continue payments as described in GMWB Death Provision below.
The For Life withdrawal option allows you to spread your withdrawal benefit payments over your lifetime. The Investment Back withdrawal option provides a faster pay out of rider withdrawal benefit payments.
We will send you written notice at least 30 days prior to the maximum annuitization date and ask you to select one of the available payment options listed above. If we have not received your election as of the maximum annuitization date, we will automatically apply your Contract accumulated value to an annuity benefit payment option as described in THE CONTRACT — The Annuitization Period, Annuity Benefit Payment Options.
GMWB Bonus
On each of the first five contract anniversaries following the rider effective date, we will credit a bonus of 5% of premium payments as of the contract anniversary (“GMWB Bonus”) to the withdrawal benefit base and the remaining withdrawal benefit base for each withdrawal option provided that you have not taken any withdrawals since the rider effective date.
The GMWB Bonus is no longer available after the earlier of
•	the fifth contract anniversary following the rider effective date; or

•	the date you take a withdrawal following the rider effective date.

NOTE:	The GMWB Bonus is used only for purposes of calculating the withdrawal benefit bases and the remaining withdrawal benefit bases. It is not added to your Contract accumulated value.
For an example of how the GMWB Bonus works under the GMWB 1 Rider, please see Appendix B.
The GMWB Bonus feature is different under the GMWB 2 Rider. Please see the discussion under the GMWB 2 Rider for more information.
GMWB Step-Up
Beginning with the fifth contract anniversary after the rider effective date, if your accumulated value is greater than the Investment Back remaining withdrawal benefit base, you may elect to increase (“Step-Up”) the withdrawal benefit bases and remaining withdrawal benefit bases. The GMWB Step-Up resets the withdrawal benefit base and increases the remaining withdrawal benefit base for both the For Life and Investment Back withdrawal options to your accumulated value on the most recent contract anniversary.
To elect the GMWB Step-Up, you must notify us within 30 days after your fifth contract anniversary following the rider effective date. If you do not elect to Step-Up at that time, you are eligible to take a GMWB Step-up election within the 30-day period following any subsequent contract anniversary, based on the Contract accumulated value on that contract anniversary. Once you have elected to Step-Up, you must wait five contract years to make another Step-Up.
By electing a GMWB Step-Up, you agree to accept the then current rider charge. If you do not elect a GMWB Step-Up, the charge for this rider will not change.
If your surviving spouse continues your Contract with this rider attached (see Spousal Continuation, below), your surviving spouse may elect a special GMWB Step-Up at the time of making the spousal election. Following the special GMWB Step-Up, the Step-Up feature will continue in accordance with this rider, and your surviving spouse will be charged the then current rider charge. If your surviving spouse does not elect the special GMWB Step-Up, the Step-Up feature will continue according to the terms of the rider, and the charge for the rider will not change.
If your rider has an effective date on or after June 15, 2008, it will provide that (1) if your Investment Back remaining withdrawal benefit base reduces to zero, your rider is no longer eligible for any future Step-Ups of the remaining withdrawal benefit bases under either withdrawal option, even if you make subsequent premium payments; and (2) the surviving spouse special Step-Up provision is no longer available.
For an example of how the GMWB 1 Rider Step-Up works, please see Appendix B.
The GMWB Step-Up feature is different under the GMWB 2 Rider. Please see the discussion under the GMWB 2 Rider for more information.
GMWB Investment Options
The GMWB investment options are shown in Appendix D. They reflect a balanced investment objective that is intended to support the GMWB rider guarantees. If your investment objective is aggressive growth, the restrictions imposed by the GMWB investment options may frustrate your investment objective.
We reserve the right to modify the rider investment options, subject to compliance with applicable regulations and prior notice to you.
GMWB Death Provision
When the Accumulated Value is Greater than Zero. The following table illustrates the various situations and the resulting outcomes if your accumulated value is greater than zero at your death.

If you die and	And	Then
You are the sole owner	Your spouse is not	The primary beneficiary(ies) must elect one of the following:
	named as a primary	a. receive the death benefit under the Contract*; or
	beneficiary	b. receive the Investment Back remaining withdrawal benefit base as a series of payments.**

Upon your death, only your beneficiary(ies)’s right to the above-selected payments will continue; all other rights and benefits under the rider and Contract will terminate.

You are the sole owner	Your spouse is	Your spouse must
	named as a primary beneficiary	a. continue the contract with or without this rider as set forth below in “Spousal Continuation”; or
b. elect one of the following:
• receive the death benefit under the Contract*;
• receive the Investment Back remaining withdrawal benefit base as a series of payments.**
All other primary beneficiaries must elect one of the options listed above in b.

Unless your spouse elects to continue the contract with this rider, only your spouse’s and beneficiary(ies)’s right to the above-selected payments will continue; all other rights and benefits under the rider and Contract will terminate.

You are a joint owner	The surviving joint	The surviving owner must elect one of the following:
	owner is not your	a. receive the death benefit under the Contract*; or
	spouse	b. receive the Investment Back remaining withdrawal benefit base as a series of payments.**

Upon your death, only the surviving owner’s right to the above-selected payments will continue; all other rights and benefits under the rider and Contract will terminate.

You are a joint owner	The surviving joint	Your spouse must
	owner is your spouse	a. continue the contract with or without this rider as set forth below in “Spousal Continuation”; or
b. elect one of the following:
• receive the death benefit under the Contract*;
• receive the Investment Back remaining withdrawal benefit base as a series of payments.**

Unless the surviving spouse owner elects to continue the contract with this rider, upon your death, only your spouse’s right to the above-selected payments will continue; all other rights and benefits under the rider and Contract will terminate.

You are the annuitant	The owner is not a	The primary beneficiary(ies) must elect one of the following:
	natural person	a. receive the death benefit under the Contract*; or
b. receive the Investment Back remaining withdrawal benefit base as a series of payments.**

Upon your death, only the beneficiary(ies)’ right to the above-selected payments will continue; all other rights and benefits under the rider and Contract will terminate.

*	Please see THE CONTRACT — Death Benefit for an explanation of the Contract’s death benefit and payment options available for the Contract’s death benefit.

**	We will make payments in an amount and frequency acceptable to us. If a surviving owner or beneficiary chooses a periodic payment, it must be at least $100 per payment until the Investment Back remaining withdrawal benefit base is zero.

The GMWB Death Provision is different under the GMWB 2-SL/JL Rider. Please see the discussion under the GMWB 2 Rider for more information.

When the Accumulated Value is Zero. The following table illustrates the various situations and the resulting outcomes if your Contract accumulated value is zero at your death but the rider still has value.

If you die and	And	And	Then
You are the sole owner	—	You elected the For Life withdrawal option*	We will continue payments to your beneficiary(ies) according to the schedule established when you made your election until the For Life remaining withdrawal benefit base reduces to zero.

You are the sole owner	—	You elected the Investment Back withdrawal option*	We will continue payments to your beneficiary(ies) according to the schedule established when you made your election until the Investment Back remaining withdrawal benefit base reduces to zero.

You are a joint owner	—	You elected the For Life withdrawal option*	We will continue payments to the surviving joint owner according to the schedule established when you made your election until the For Life remaining withdrawal benefit base reduces to zero.

Upon the surviving joint owner’s death, we will continue payments to the beneficiary(ies) according to the schedule established when you made your election until the For Life remaining withdrawal benefit base reduces to zero.

You are a joint owner	—	You elected the Investment Back withdrawal option*	We will continue payments to the surviving joint owner according to the schedule established when you made your election until the Investment Back remaining withdrawal benefit base reduces to zero.

Upon the surviving joint owner’s death, we will continue payments to the beneficiary(ies) according to the schedule established when you made your election until the Investment Back remaining withdrawal benefit base reduces to zero.

You are an annuitant	The owner is not a natural person	The owner elected the For Life withdrawal option*	We will continue payments to the owner’s beneficiary(ies) according to the schedule established when the owner made its election until the For Life remaining withdrawal benefit base reduces to zero.

You are an annuitant	The owner is not a natural person	The owner elected the Investment Back withdrawal option*	We will continue payments to the owner’s beneficiary(ies) according to the schedule established when the owner made its election until the Investment Back remaining withdrawal benefit base reduces to zero.

*	Please see Effect of the Accumulated Value Reaching Zero, above, for details regarding election of the For Life withdrawal option or the Investment Back withdrawal option.
Spousal Continuation
If you die while this rider is in effect and if your surviving spouse elects to continue the Contract in accordance with its terms, the surviving spouse may also elect to continue this rider if
1.	the Contract accumulated value is greater than zero;

2.	the Contract and this rider have not been previously continued; and

3.	your spouse is either
a.	your primary beneficiary, if you were the sole owner; or

b.	the surviving joint owner, if there were joint owners.
If your spouse elects to continue the contract with this rider, your spouse may take withdrawals under the Investment Back withdrawal option until the Investment Back remaining withdrawal benefit base reduces to zero. The For Life withdrawal option terminates upon your death. All other provisions of this rider will continue as in effect on the date of your death.
If your spouse elects to continue the Contract without this rider, this rider and all rights, benefits and charges under this rider will terminate and cannot be reinstated.

NOTE:	Although spousal continuation may be available under federal tax laws for a subsequent spouse, this rider may be continued one time only.
The GMWB Spousal Continuation feature is different under the GMWB 2 Rider. Please see the discussion under the GMWB 2 Rider for more information.
Effect of Divorce on the Rider
Generally, in the event of a divorce, the spouse who retains ownership of the Contract will continue to be entitled to all rights and benefits of this rider while the former spouse will no longer have any such rights or be entitled to any benefits under this rider. If you take a withdrawal to satisfy a court order to pay a portion of the Contract to your former spouse, any portion of such withdrawal that exceeds the available withdrawal benefit payments will be deemed an excess withdrawal under this rider.

Termination and Reinstatement of the Rider
You may not terminate this rider prior to the 5th contract anniversary following the rider effective date.
We will terminate this rider upon the earliest to occur of
•	the date you send us notice to terminate the rider (after the 5th contract anniversary following the rider effective date). This will terminate the rider, not the Contract.

•	the date you fully annuitize, fully surrender or otherwise terminate the Contract.

•	the date the Investment Back remaining withdrawal benefit base and the For Life withdrawal benefit base are both zero.

•	the date any portion of your Contract accumulated value is invested in investment options not included in the GMWB investment options.

•	the date the contract owner is changed (annuitant is changed if the owner is not a natural person), except a change in owner due to a spousal continuation of the rider as described above in “Spousal Continuation”.

•	the date your surviving spouse elects to continue the Contract without this rider.
If this rider terminates for any reason other than full surrender of the Contract, this rider may not be reinstated.
If you surrender the Contract with this rider attached and the Contract is later reinstated, this rider also must be reinstated. At the time this rider is reinstated, we will deduct rider fees scheduled during the period of termination and make any other adjustments necessary to reflect any changes in the amount reinstated and the contract accumulated value as of the date of termination.
The GMWB Termination and Reinstatement feature is different under the GMWB 2-SL/JL Rider. Please see the discussion under the GMWB 2 Rider for more information.
GMWB 2 RIDER (INVESTMENT PROTECTOR PLUS 2 RIDER)
Overview
We currently are issuing two versions of the GMWB 2 rider. One version, GMWB 2-SL, provides for only “Single Life” For Life withdrawal benefit payments; the second version, GMWB 2-SL/JL, differs from the first in only one respect — it permits an election of “Joint Life” For Life withdrawal benefit payments in lieu of “Single Life” withdrawal benefit payments. We treat your GMWB 2 rider as the GMWB 2-SL/JL version if the “Joint Life” provisions have been approved in your state as of your rider effective date. We issued a version of the GMWB 2 rider before January 21, 2008 which did not contain the “Joint Life” provisions and which differed in five other respects from the current version of the GMWB 2 rider. These differences are identified in the discussion below of the differences between the GMWB 2 rider and the GMWB 1 rider.
To help you better understand the various features of the GMWB 2 rider and to demonstrate how premium payments received and withdrawals taken from the Contract affect the values and benefits under the rider, we have provided several examples in Appendix C.
There are a few important differences and many similarities between the GMWB 2 rider and the GMWB 1 rider. We note the circumstances under which each rider may be most appropriate for you above under the caption, “GMWB (Investment Protector Plus) Riders — GMWB Overview,” and provide at the end of the discussion of GMWB riders in this prospectus a chart that compares their features. Except as noted below, the comparable provisions of the GMWB 2 rider and the GMWB 1 rider are in substance the same, and we refer you to the discussion of those provisions under the caption, “GMWB 1 Rider (Investment Protector Plus Rider).”
The important differences between the current versions of the GMWB 2 rider and the GMWB 1 rider are:
Annual rider charge. The GMWB 2 rider has a maximum annual rider charge (1.00% of the Investment Back withdrawal benefit base) that is greater than the GMWB 1 rider maximum annual rider charge (0.85% of the Investment Back remaining withdrawal benefit base); the current annual rider charges are 0.75% for the GMWB 2 rider and 0.60% for the GMWB 1 rider.
Minimum age. The GMWB 2 rider has a minimum age requirement of 45 years; the GMWB 1 rider has no minimum age requirement.
Bonus feature. The GMWB 2 rider has a Bonus feature (described below) that credits 7%, 6% and 5% of premium payments to the withdrawal benefit base and the remaining withdrawal benefit base for each withdrawal option on the first three contract anniversaries following the effective date of the rider; the GMWB 1 rider has a Bonus feature that similarly credits 5% of premium payments on the first five contract anniversaries.

Step-Up feature. The GMWB 2 rider has a Step-Up feature (described below) that is automatic and applies annually; the GMWB 1 rider has a Step-Up feature that must be elected by the owner and applies at five-year intervals.
For Life withdrawal benefit payment percentages. The GMWB 2 rider has a tiered “Single Life” For Life withdrawal benefit arrangement with withdrawal benefit payment percentages ranging from 3.50% to 6.50% depending on age at first withdrawal; if you have the GMWB 2-SL/JL rider, “Joint Life” For Life withdrawal benefit payment percentages are also available ranging from 3.0% to 6.0% depending on age at first withdrawal (as described below with respect to the “Single Life” and “Joint Life” election); the GMWB 1 rider has a flat 5% withdrawal benefit payment percentage that applies at all ages.
Spousal continuation. The GMWB 2-SL/JL rider provides that both the Investment Back and the For Life withdrawal options are available to an eligible spouse who continues the Contract with the rider; the GMWB 1 rider and the GMWB 2 -SL rider make available only the Investment Back withdrawal benefit under such circumstances.
We discuss in more detail below the GMWB Bonus feature, GMWB Step-Up feature, For Life withdrawal benefit payment provisions and spousal continuation provisions of the GMWB 2 riders and two changes to the Termination and Reinstatement provision of the GMWB 2 riders that were made in conjunction with the For Life withdrawal benefit payment changes.
The GMWB 2-SL/JL rider and the GMWB 1 rider (effective date on or after June 15, 2008) provide that the remaining withdrawal benefit bases are no longer eligible for any future step-ups after reducing to zero. In other versions of the riders, the remaining withdrawal benefit bases continue to be eligible for step-up after reducing to zero.
GMWB Bonus
The GMWB 2 rider Bonus feature differs from the GMWB 1 Bonus feature. Under the GMWB 1 Bonus feature, we credit 5% of premium payments to the withdrawal benefit base and the remaining withdrawal benefit base for each withdrawal option on the first five contract anniversaries provided you have not taken any withdrawals since the rider effective date.
Under the GMWB 2 rider Bonus feature, on each of the first three contract anniversaries following the rider effective date, we will credit a bonus (“GMWB 2 Bonus”) to the withdrawal benefit base and the remaining withdrawal benefit base for each withdrawal option provided you have not taken any withdrawals since the rider effective date.
The GMWB 2 Bonus is equal to the total of all premium payments made prior to the applicable contract anniversary multiplied by the applicable percentage shown in the chart below. If the contract date and the rider effective date are different, the GMWB 2 Bonus is equal to the contract accumulated value on the rider effective date plus premium payments made between the rider effective date and the contract anniversary, multiplied by the applicable percentage shown in the chart below.

Contract Anniversary
following the	GMWB Bonus
rider effective date	Percentage
1	7.00%
2	6.00%
3	5.00%
The GMWB 2 Bonus is no longer available after the earlier of
•	the third contract anniversary following the rider effective date; or

•	the date you take a withdrawal following the rider effective date.

NOTE:	The GMWB 2 Bonus is used only for purposes of calculating the withdrawal benefit bases and the remaining withdrawal benefit bases of the withdrawal options. The GMWB 2 Bonus is not added to your accumulated value.
GMWB Step-Up
The GMWB 2 rider Step-Up feature differs from the GMWB 1 rider Step-Up feature. The GMWB 2 Step-Up is automatic and applies annually; the GMWB 1 Step-Up must be elected by the owner and applies at five-year intervals. Under the GMWB 2 rider, unless an owner opts out of the automatic Step-Up, the rider charge will increase if our then current rider charge is higher than when the rider was purchased. The rider charge will never be greater than the maximum GMWB 2 rider charge (1.00% of the Investment Back withdrawal benefit base).

The GMWB 2 rider Step-Up feature operates as follows. On each contract anniversary following the rider effective date, you are eligible for a GMWB 2 Step-Up if you satisfy the following requirements:
1.	the contract anniversary occurs before the later of
a.	the contract anniversary following the date the oldest owner (oldest annuitant if the owner is not a natural person) attains age 80; or

b.	ten years after the rider effective date;
2.	you have not declined any increases in the rider charge;

3.	you have not fully annuitized the Contract; and

4.	if your rider is GMWB 2-SL/JL, the remaining withdrawal benefit base has not reduced to zero during the life of the rider
We determine eligibility for a GMWB Step-Up of the withdrawal benefit base and remaining withdrawal benefit base for each withdrawal option separately. You are eligible for a GMWB Step-Up of the withdrawal benefit base if you meet the first three requirements and for a GMWB Step-Up in the remaining withdrawal benefit base if you meet all four requirements. If you fail to meet the fourth requirement for GMWB 2-SL/JL (i.e., if the remaining withdrawal benefit base for a withdrawal option reduces to zero), that remaining withdrawal benefit base is no longer eligible for any future GMWB Step-Ups, even if you (or your surviving spouse who continues the Contract with this rider) make subsequent premium payments.
If you satisfy the eligibility requirements on a contract anniversary, we will Step-Up the applicable withdrawal benefit base and remaining withdrawal benefit base to your accumulated value on that contract anniversary. We will not reduce your withdrawal benefit base or remaining withdrawal benefit base if your accumulated value on a contract anniversary is less than a withdrawal benefit base or remaining withdrawal benefit base.
If you are eligible for a GMWB Step-Up to a withdrawal benefit base or remaining withdrawal benefit base, you will be charged the then current rider charge. You may choose to opt out of the GMWB Step-Up feature of this rider if the charge for your rider will increase. We will send you advance notice if the charge for your rider will increase in order to give you the opportunity to opt out of the GMWB Step-Up feature. Once you opt out, the GMWB Step-Up feature can not be added back to the rider.
Under GMWB 2-SL, a surviving spouse who continues the Contract with this rider attached may elect a special GMWB Step-Up at the time of making the spousal continuation. The special GMWB Step-Up is only available if you did not previously opt out of the GMWB Step-Up feature. If your spouse elects the special GMWB Step-Up, we will Step-Up the applicable remaining withdrawal benefit base and withdrawal benefit base to your accumulated value as of the date the spousal continuation election is received by us in good order. Following the special GMWB Step-Up, the Step-Up feature will continue according to the terms of this rider and your surviving spouse will be charged the then current rider charge. If your surviving spouse continues your Contract with this rider attached and does not elect the special GMWB Step-Up, the Step-Up feature will continue according to the terms of this rider.
For Life Withdrawal Benefit Payments
The GMWB 2 rider contains For Life withdrawal benefit payments that differ from those provided by the GMWB 1 rider.
Under the GMWB 2-SL rider, For Life withdrawal benefit payments are “Single Life.”
Under the GMWB 2-SL/JL rider, For Life withdrawal benefit payments are automatically calculated as “Single Life” unless you provide notice and good order instructions to select “Joint Life” For Life withdrawal benefit payments. If eligible, you may elect “Joint Life” For Life withdrawal benefit payments anytime on or before your first withdrawal following the rider effective date. Once you take this first withdrawal, you cannot change your election of “Single Life” or “Joint Life” For Life withdrawal benefit payment under the GMWB 2-SL/JL rider, regardless of any change in life events.
GMWB 2 “Single Life” For Life withdrawal benefit payments. “Single Life” For Life withdrawal benefit payments are based on one covered life. The covered life for “Single Life” is
a.	the owner if there is only one owner;

b.	the annuitant if the owner is not a natural person;

c.	the youngest joint owner if there are joint owners; or

d.	the youngest annuitant if there are joint annuitants and the owner is not a natural person.
In addition, the covered life must satisfy this rider’s issue age requirements on the date the covered life is designated in accordance with the terms of this rider.

“Single Life” For Life withdrawal benefit payments may be taken until the earlier of the date of the death of the first owner to die (first annuitant, if applicable) or the date the For Life withdrawal benefit base reduces to zero.
GMWB 2-SL/JL “Joint Life” For Life withdrawal benefit payments. “Joint Life” For Life withdrawal benefit payments are based on two covered lives. You may only elect “Joint Life” For Life withdrawal benefit payments if there are two eligible covered lives. There can be no more than two covered lives. The “Joint Life” election is not available if the owner is not a natural person.
The covered lives for “Joint Life” are
a.	if there is only one owner, the owner and the owner’s spouse, provided the spouse is named as a primary beneficiary; or

b.	the joint owners, provided the joint owners are each other’s spouse.

NOTE 1:	For purposes of this rider, “spouse” means the person who is recognized as the owner’s spouse and eligible to make a spousal election under federal tax laws.

NOTE 2:	At the time a covered life is designated, that covered life must satisfy this rider’s issue age requirements on the date the covered life is designated.
“Joint Life” For Life withdrawal benefit payments will continue until the earlier of the date of the death of the last covered life to die or the date the “For Life” withdrawal benefit base reduces to zero.
Calculating the For Life Withdrawal Benefit Payment. The For Life withdrawal benefit payment percentage depends on whether you have elected “Single Life” or “Joint Life”.
•	If “Single Life” For Life withdrawal benefit payments are elected:

Age of Covered Life	For Life Withdrawal
at First Withdrawal	Benefit Payment Percentage
45-49	3.50%
50-54	4.00%
55-59	4.50%
60-69	5.00%
70-74	5.50%
75-79	6.00%
80+	6.50%
•	If “Joint Life” For Life withdrawal benefit payments are elected:

Age of Younger
Covered Life	For Life Withdrawal
at First Withdrawal	Benefit Payment Percentage
45-49	3.00%
50-54	3.50%
55-59	4.00%
60-69	4.50%
70-74	5.00%
75-79	5.50%
80+	6.00%
Because the For Life withdrawal benefit payments are tiered based on the age of the younger covered life at the time of the first withdrawal, you should carefully choose when you take the first withdrawal following the rider effective date. Once a withdrawal is taken, the For Life withdrawal percentage is locked in for the life of this rider. In addition, when you take your first withdrawal, your election of “Single Life” or “Joint Life” remains locked in and cannot be changed. For example, if you have elected “Joint Life” For Life withdrawal benefit payments under GMWB 2-SL/JL and take the first withdrawal when the younger covered life is age 46, your For Life withdrawal benefit payment percentage will be locked in at 3.00% for the remaining life of this rider and cannot be changed.

Covered Life Change under GMWB 2-SL. Any ownership change (annuitant change if the owner is not a natural person) before the annuitization date will result in termination of this rider, except for a change in owner due to a spousal continuation of the rider as described above in “Spousal Continuation” under GMWB 1.
Covered Life Change under GMWB 2-SL/JL. Any ownership, beneficiary designation or other contract or rider change before the annuitization date which would cause a change in a covered life (a “Change”) will result in termination of this rider, except for the following permissible Changes:
1.	Spousal continuation of this rider as described below in “Spousal Continuation.”

2.	If withdrawals have not been taken and you have not previously elected to continue this rider as provided in “Spousal Continuation,” then
a.	you may add a joint owner or primary beneficiary to your Contract as a covered life, provided that the new joint owner or primary beneficiary is an eligible covered life as set forth above.

b.	you may remove a joint owner or primary beneficiary as a covered life.

c.	the For Life withdrawal benefit payment percentage will be based on the age of the covered lives and will lock in at the percentage applicable on the date of your first withdrawal.
3.	If withdrawals have been taken and you have locked in “Single Life” For Life withdrawal benefit payments, then
a.	you may remove a joint owner as a covered life;

b.	you may add a primary beneficiary to your Contract; however, you may not add a primary beneficiary as a covered life for purposes of this rider.

c.	The For Life withdrawal benefit payment percentage will remain locked at the percentage applicable on the date of your first withdrawal and will not be reset to reflect the removal of the covered life. For Life withdrawal benefit payments will cease upon your death.
4.	If withdrawals have been taken and you have locked in “Joint Life” For Life withdrawal benefit payments, then
a.	you may remove a joint owner or primary beneficiary as a covered life;

b.	you may add a primary beneficiary to your Contract; however, you may not add a primary beneficiary as a covered life for purposes of this rider.

c.	the For Life withdrawal benefit payment percentage will remain locked at the percentage applicable on the date of your first withdrawal and will not be reset to reflect the removal of the covered life. For Life withdrawal benefit payments will cease upon your death.
5.	If you have previously elected to continue this rider as provided in “Spousal Continuation”, then you may add a primary beneficiary to your Contract; however, you may not add a primary beneficiary as a covered life for purposes of this rider.
No Change is effective until approved by us in writing. Upon our approval, the Change is effective as of the date you signed the notice requesting the Change.
An assignment of the Contract or this rider shall be deemed a request for a Change. If the Change is not one of the above permissible Changes, this rider will be terminated as of the date of the assignment.
Effect of the Accumulated Value Reaching Zero under the Rider
The effect of the accumulated value reaching zero is the same as with the GMWB 1 rider, except as follows:
•	If you have taken withdrawal benefit payments prior to the accumulated value reaching zero, your For Life withdrawal option is either “Joint Life” or “Single Life”, depending on your election at the time of your first withdrawal.

•	If you have not taken withdrawal benefit payments prior to the accumulated value reaching zero, you must elect either
–	the “Single Life” For Life withdrawal option: you will receive fixed scheduled payments each year in the amount of the For Life withdrawal benefit payment, until the later of
•	the date the For Life remaining withdrawal benefit base is zero; or

•	the date of your death (annuitant’s death if the owner is not a natural person).
–	the “Joint Life” For Life withdrawal option; you will receive fixed scheduled payments each year in the amount of the For Life withdrawal benefit payment, until the later of
•	the date the For Life remaining withdrawal benefit base is zero; or

•	the date of the death of the last covered life to die.
If there is any For Life remaining withdrawal benefit base at the time of your death, we will continue payments as described in GMWB Death Provision below.
Death Provisions when the Contract’s accumulated value is zero
The death provisions for the GMWB 2-SL rider are the same as GMWB 1, described above.

The GMWB 2-SL/JL rider’s death provisions differ from GMWB 2-SL because of the availability of either “Single Life” or “Joint Life” For Life withdrawal benefit payments. The following table illustrates the various fact situations and the resulting outcomes associated with your death if the Contract’s accumulated value is zero at your death.

If you die and	And	And	Then
You are the sole owner	—	You elected the “Single Life” For Life withdrawal option*	We will continue payments to your beneficiary(ies) according to the schedule established when you made your election until the For Life remaining withdrawal benefit base reduces to zero.

You are the sole owner	—	You elected the “Joint Life” For Life withdrawal option*	We will continue payments to the surviving covered life according to the schedule established when you made your election until the date of the surviving covered life’s death.

Upon the surviving covered life’s death, we will continue payments to your beneficiary(ies) according to the schedule established when you made your election until the For Life remaining withdrawal benefit base reduces to zero.

You are the sole owner	—	You elected the Investment Back withdrawal option*	We will continue payments to your beneficiary(ies) according to the schedule established when you made your election until the Investment Back remaining withdrawal benefit base reduces to zero.

You are a joint owner	—	You elected the “Single Life” For Life withdrawal option*	We will continue payments to the surviving joint owner according to the schedule established when you made your election until the For Life remaining withdrawal benefit base reduces to zero.

Upon the surviving joint owner’s death, we will continue payments to your beneficiary(ies) according to the schedule established when you made your election until the For Life remaining withdrawal benefit base reduces to zero.

You are a joint owner	—	You elected the “Joint Life” For Life withdrawal option*	We will continue payments to the surviving covered life according to the schedule established when you made your election until the date of the surviving covered life’s death.

Upon the surviving covered life’s death, we will continue payments to your beneficiary(ies) according to the schedule established when you made your election until the For Life remaining withdrawal benefit base reduces to zero.

You are a joint owner	—	You elected the Investment Back withdrawal option*	We will continue payments to the surviving joint owner according to the schedule established when you made your election until the Investment Back remaining withdrawal benefit base reduces to zero.

Upon the surviving joint owner’s death, we will continue payments to your beneficiary(ies) according to the schedule established when you made your election until the Investment Back remaining withdrawal benefit base reduces to zero.

You are an annuitant	The owner is not a natural person	The owner elected the “Single Life”For Life withdrawal option*	We will continue payments to the owner’s beneficiary(ies) according to the schedule established when the owner made its election until the For Life remaining withdrawal benefit base reduces to zero.

You are an annuitant	The owner is not a natural person	The owner elected the Investment Back withdrawal option*	We will continue payments to the owner’s beneficiary(ies) according to the schedule established when the owner made its election until the Investment Back remaining withdrawal benefit base reduces to zero.

*	Please see “GMWB 2-SL/JL Effect of Accumulated Value Reaching Zero” for details regarding election of the For Life withdrawal option or the Investment Back withdrawal option.

NOTE:	The “Joint Life” For Life withdrawal option is not available if the owner is a not a natural person.
Termination and Reinstatement
The termination and reinstatement provisions of the GMWB 2 rider and the GMWB 1 rider are the same in most respects. The GMWB 2-SL/JL rider differs in two respects from the GMWB 2-SL rider and the GMWB 1 rider. The GMWB 2-SL/JL rider provides two additional situations in which we will terminate the rider: (1) if the Investment Back remaining withdrawal benefit base is zero and there are no eligible covered lives and (2) if you make an impermissible change in a covered life. These provisions do not appear in the GMWB 2-SL rider or in the GWMB 1 rider.
Spousal Continuation
The provisions of the GMWB 2-SL/JL rider that deal with spousal continuation are substantially the same as those of the GMWB 1 rider and the GMWB 2-SL rider. The only difference of significance is that the GMWB 2-SL/JL rider provides that both the Investment Back and the For Life withdrawal options are available to an eligible spouse who continues the

Contract with the rider while the other riders make available only the Investment Back withdrawal options under such circumstances.
The following table illustrates the various changes and the resulting outcomes associated with continuation of the GMWB 2-SL/JL rider by an eligible surviving spouse.

If you die and	And	And	Then if your spouse continues this rider
No withdrawals have been taken since the rider effective date	Your spouse meets the minimum issue age requirement	—	Your spouse may take withdrawals under either withdrawal option as follows:

a.   The For Life withdrawal option will be available until the earlier of the death of your spouse or the For Life withdrawal benefit base reduces to zero. For Life withdrawal benefits will automatically be calculated as “Single Life” and your spouse will be the sole covered life. Your spouse may not add a new covered life or elect “Joint Life”. The For Life withdrawal benefit percentage will be based on your spouse’s age and will lock in at the “Single Life” percentage applicable on the date of your spouse’s first withdrawal.

b.   The Investment Back withdrawal option will continue to be available until the Investment Back remaining withdrawal benefit base is zero.

c.   All other provisions of this rider will continue as in effect on the date of your death.

No withdrawals have been taken since the rider effective date	Your spouse does not meet the minimum issue age requirement	—	The For Life withdrawal option terminates upon your death.

Your spouse may take withdrawals under the Investment Back withdrawal option as follows:

a.   The Investment Back withdrawal option will continue to be available until the Investment Back remaining withdrawal benefit base reduces to zero.

b.   All other provisions of this rider will continue as in effect on the date of your death.

Withdrawals have been taken since the rider effective date	You have locked in “Single Life” For Life withdrawal benefits	—	The For Life withdrawal option terminates upon your death.

Your spouse may take withdrawals under the Investment Back withdrawal option as follows:

a.  The Investment Back withdrawal option will continue to be available until the Investment Back remaining withdrawal benefit base reduces to zero.

b.   All other provisions of this rider will continue as in effect on the date of your death

Withdrawals have been taken since the rider effective date	You have locked in “Joint Life” For Life withdrawal benefits	Your spouse is the surviving covered life	Your spouse may take withdrawals under either withdrawal option as follows:

a.   The For Life withdrawal option will continue to be available until the earlier of the death of your spouse or the For Life withdrawal benefit base reduces to zero. For Life withdrawal benefits will continue to be calculated as “Joint Life”. The For Life withdrawal benefit percentage will remain locked in at the “Joint Life” percentage applicable on the date of your first withdrawal and will not be reset to reflect your death.

b.   The Investment Back withdrawal option will continue to be available until the Investment Back remaining withdrawal benefit base reduces to zero.

c.   All other provisions of this rider will continue as in effect on the date of your death.

Withdrawals have been taken since the rider effective date	You have locked in “Joint Life” For Life withdrawal benefits	There is no surviving covered life	The For Life withdrawal option terminates upon your death.

Your spouse may take withdrawals under the Investment Back withdrawal option as follows:

a.   The Investment Back withdrawal option will continue to be available until the Investment Back remaining withdrawal benefit base reduces to zero.

b.   All other provisions of this rider will continue as in effect on the date of your death.

The following table summarizes and compares the features of the GMWB riders.
TABLE COMPARING GMWB RIDERS

Name of Rider	GMWB 1	GMWB 2 - SL	GMWB - SL/JL
Marketing Name	Investment Protector Plus Rider	Investment Protector Plus 2 Rider	Investment Protector Plus 2 Rider

Rider Issue Age	0 – 80	45 – 80	45 – 80

Rider Charge	• Current annual charge is 0.60% of the Investment Back remaining withdrawal benefit base • Maximum annual charge of 0.85%	• Current annual charge is 0.75% of the Investment Back withdrawal benefit base • Maximum annual charge of 1.00%	• Same as GMWB2-SL

Guaranteed Minimum Withdrawal Benefits	• Investment Back • For Life	• Same as GMWB 1	• Same as GMWB 1

Name of Rider	GMWB 1	GMWB 2 - SL	GMWB - SL/JL
Annual Withdrawal Limits	• Investment Back - 7% of the Investment Back withdrawal benefit base • For Life — 5% of the For Life withdrawal benefit base	• Investment Back - same as GMWB 1 • For Life — tiered percentage based on age at first withdrawal, beginning at 3.50% and capping at a maximum of 6.50% of the For Life withdrawal benefit base
•    Investment Back - Same as GMWB 1

•    “Single Life” - same as GMWB 2-SL

•     “Joint Life” - tiered percentages based on age at first withdrawal, beginning at 3.00% and capping at a maximum of 6.00% of the For Life withdrawal benefit base

For Life Withdrawal Benefit Payments
•   Single Life only

•    Available theontract anniversary following the date the oldest owner turns 59 1/2 — all withdrawals prior to that contract anniversary are excess withdrawals under the For Life withdrawal option
• Same as GMWB 1 • Same age eligibility restriction as GMWB 1
•    Single Life or Joint Life (your life and the lifetime of your eligible spouse)

•    For Life withdrawal benefit payments default to “Single Life” unless “Joint Life” is elected

•    Same age eligibility restriction as GMWB 1

Termination	• You may terminate this Rider anytime after the 5th contract anniversary following the rider effective date	• Same as GMWB 1	• Same as GMWB 1

GMWB Step-Up
•    Optional GMWB Step-Up that you may elect beginning with the 5th contract anniversary. Once you have elected a GMWB Step-Up, you must wait at least 5 contract years to elect another GMWB Step-Up.

•    Rider effective dates on or after June 15, 2008: the remaining withdrawal benefit bases are not eligible for Step-Ups after the Investment Back remaining withdrawal benefit base reduces to zero, even if additional premium payments are made.

•    Automatic annual GMWB Step-Up available until the later of (a) the Contract Anniversary prior to age 80 or (b) 10 years after the rider effective date.

•    There are no restrictions on Step-Ups of the remaining withdrawal benefit bases after reducing to zero.
• Same as GMWB 2-SL • A remaining withdrawal benefit base under a withdrawal option is not eligible for Step-Up after it reduces to zero, even if additional premium payments are made.

GMWB Bonus	• If no withdrawals are taken, a GMWB Bonus of 5% is applied each year on the contract anniversary for the first 5 years.
•    If no withdrawals are taken, a GMWB Bonus is applied on each contract anniversary as shown below.

•    Year 1 — 7.00% of premium payments

•    Year 2 — 6.00% of premium payments

•    Year 3 — 5.00% of premium payments
• Same as GMWB 2-SL

Name of Rider	GMWB 1	GMWB 2 - SL	GMWB - SL/JL
Investment Restrictions	• You must select one of the GMWB investment options; there are no restrictions on allocations to the Fixed Account or DCA Plus Accounts.	• Same as GMWB 1	• Same as GMWB 1

Spousal Continuation
•   At the death of the first owner to die, a spouse who is a joint owner or primary beneficiary may continue the contract with or without this rider

•   Only the Investment Back withdrawal option continues; the For Life withdrawal option terminates without value.
		• Same as GMWB 1 • Same as GMWB 1	• Same as GMWB 1 • The Investment Back withdrawal option continues; the For Life withdrawal option continues for eligible spouses.
FIXED ACCOUNT AND DCA PLUS ACCOUNTS
This prospectus is intended to serve as a disclosure document only for the Contract as it relates to the Separate Account and contains only selected information regarding the fixed account and DCA Plus accounts. The fixed account and the DCA plus accounts are a part of our general account. Because of exemptions and exclusions contained in the Securities Act of 1933 and the Investment Company Act of 1940, the fixed account, the DCA plus accounts, and any interest in them, are not subject to the provisions of these acts. As a result the SEC has not reviewed the disclosures in this prospectus relating to the fixed account and the DCA plus accounts. However, disclosures relating to them are subject to generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.
Our obligations with respect to the fixed account and DCA Plus accounts are supported by our general account. The general account is the assets of Principal other than those assets allocated to any of our Separate Accounts. Subject to applicable law, we have sole discretion over the assets in the general account. Separate Account expenses are not assessed against any fixed account or DCA Plus account values. You can obtain more information concerning the fixed account and DCA Plus accounts from your registered representative or by calling us at 1-800-852-4450.
We reserve the right to refuse premium payment allocations and transfers from the other investment options to the fixed account and premium payment allocations to the DCA Plus accounts. We will send you a written notice at least 30 days prior to the date we exercise this right. We will also notify you if we lift such restrictions.
FIXED ACCOUNT
The Company guarantees that premium payments allocated and amounts transferred to the Fixed Account earn interest at the interest rate in effect on the date it is received or transferred. This rate applies to each premium payment or amount transferred through the end of the contract year.
Each contract anniversary, we declare a renewal interest rate that applies to the Fixed Account value in existence at that time. This rate applies until the end of the contract year. Interest is earned daily and compounded annually at the end of each contract year. Once credited, the interest is guaranteed and becomes part of the Fixed Account accumulated value from which deductions for fees and charges may be made.

NOTE:	We reserve the right to reduce the Fixed Account interest rate by up to 0.60% if you elect the Premium Payment Credit Rider.
Fixed Account Accumulated Value
Your Fixed Account accumulated value on any valuation date is equal to:
•	premium payments or credits allocated to the Fixed Account;

•	plus any transfers to the Fixed Account from the other investment options;

•	plus interest credited to the Fixed Account;

•	minus any surrenders or applicable surrender charges or partial annuitizations from the Fixed Account;

•	minus any transfers to the Separate Account.
Fixed Account Transfers, Total and Partial Surrenders
Transfers and surrenders from the Fixed Account are subject to certain limitations. In addition, surrenders from the Fixed Account may be subject to a charge (see GLOSSARY — Surrender Charge).
You may transfer amounts from the Fixed Account to the divisions before the annuitization date and as provided below. The transfer is effective on the valuation date following our receipt of your instructions. You may transfer amounts on either a scheduled or unscheduled basis. You may not make both scheduled and unscheduled Fixed Account transfers in the same contract year.
Unscheduled Fixed Account Transfers. The minimum transfer amount is $100 (or entire Fixed Account accumulated value if less than $100). Once per contract year, within the 30 days following the contract anniversary date, you can:
•	transfer an amount not to exceed 25% of your Fixed Account accumulated value; or

•	transfer up to 100% of your Fixed Account accumulated value if:
–	your Fixed Account accumulated value is less than $1,000; or

–	(a) minus (b) is greater than 1% where:
(a)	is the weighted average of your Fixed Account interest rates for the preceding contract year; and

(b)	is the renewal interest rate for the Fixed Account.
We will inform you if the renewal interest rate falls to that level.
Scheduled Fixed Account Transfers (Fixed Account Dollar Cost Averaging). You may make scheduled transfers on a monthly basis from the Fixed Account to the Separate Account as follows:

•	You may establish scheduled transfers by sending a written request or by telephoning the home office at 1-800-852-4450.

•	Transfers occur on a date you specify (other than the 29th, 30th or 31st of any month).

•	If the selected date is not a valuation date, the transfer is completed on the next valuation date.

•	Scheduled transfers are only available if the Fixed Account accumulated value is $5,000 or more at the time the scheduled transfers begin.

•	Scheduled monthly transfers of an amount not to exceed 2% of your Fixed Account accumulated value at the beginning of the contract year or the current Fixed Account accumulated value will continue until the Fixed Account accumulated value is zero or until you notify us to discontinue the transfers.

•	The minimum transfer amount is $100.

•	If the Fixed Account accumulated value is less than $100 at the time of transfer, the entire Fixed Account accumulated value will be transferred.

•	If you stop the transfers, you may not start transfers again without our prior approval.
DOLLAR COST AVERAGING PLUS PROGRAM (DCA PLUS PROGRAM)
Premium payments allocated to the DCA Plus Accounts earn the interest rate in effect at the time each premium payment is received. A portion of your DCA Plus Account accumulated value is periodically transferred (on the 28th of each month) to Separate Account divisions or to the Fixed Account. If the 28th is not a valuation date, the transfer occurs on the next valuation date. The transfers are allocated according to your DCA Plus allocation instructions. Transfers into a DCA Plus Account are not permitted. There is no charge for participating in the DCA Plus Program.

NOTE:	If you elect the Premium Payment Credit Rider, you may not participate in the DCA Plus Program.
DCA Plus Premium Payments
You may enroll in the DCA Plus Program by allocating a minimum premium payment of $1,000 into a DCA Plus Account and selecting investment options into which transfers will be made. Subsequent premium payments of at least $1,000 are permitted. You can change your DCA Plus allocation instructions during the transfer period. Automatic portfolio rebalancing does not apply to DCA Plus Accounts.
DCA Plus premium payments receive the fixed rate of return in effect on the date each premium payment is received by us. The rate of return remains in effect for the remainder of the 6-month or 12-month DCA Plus Program.
Selecting a DCA Plus Account

DCA Plus Accounts are available in either a 6-month transfer program or a 12-month transfer program. The 6-month transfer program and the 12-month transfer program generally will have different credited interest rates. You may enroll in both a 6-month and 12-month DCA Plus Program. However, you may only participate in one 6-month and one 12-month DCA Plus Program at a time. Under the 6-month transfer program, all payments and accrued interest must be transferred from the DCA Plus Account to the selected investment options in no more than 6 months. Under the 12-month transfer program, all payments and accrued interest must be transferred to the selected investment options in no more than 12 months.
We will transfer an amount each month which is equal to your DCA Plus Account value divided by the number of months remaining in your transfer program. For example, if four scheduled transfers remain in the six-month transfer program and the DCA Plus Account accumulated value is $4,000, the transfer amount would be $1,000 ($4,000 / 4).
DCA Plus Transfers
Transfers are made from DCA Plus Accounts to the investment options according to your allocation instructions. The transfers begin after we receive your premium payment and completed enrollment instructions. Transfers occur on the 28th of the month and continue until your entire DCA Plus Account accumulated value is transferred.
Unscheduled DCA Plus Transfers. You may make unscheduled transfers from DCA Plus Accounts to the investment options. A transfer is made, and values determined, as of the end of the valuation period in which we receive your request.
DCA Plus Surrenders. You may make scheduled or unscheduled surrenders from DCA Plus Accounts. Premium payments earn interest according to the corresponding rate until the surrender date. Surrenders are subject to any applicable surrender charge.
GENERAL PROVISIONS
THE CONTRACT
The entire Contract is made up of the Contract, amendments, riders and endorsements and data pages. Only our corporate officers can agree to change or waive any provisions of a Contract. Any change or waiver must be in writing and signed by an officer of the Company.
DELAY OF PAYMENTS
Surrenders are generally made within seven days after we receive your instruction for a surrender in a form acceptable to us. This period may be shorter where required by law. However, payment of any amount upon total or partial surrender or death, annuitization of the accumulated value or the transfer to or from a division may be deferred during any period when the right to sell mutual fund shares is suspended as permitted under provisions of the Investment Company Act of 1940 (as amended).
The right to sell shares may be suspended during any period when:
•	trading on the NYSE is restricted as determined by the SEC or when the NYSE is closed for other than weekends and holidays; or

•	an emergency exists, as determined by the SEC, as a result of which:
–	disposal by a mutual fund of securities owned by it is not reasonably practicable;

–	it is not reasonably practicable for a mutual fund to fairly determine the value of its net assets; or

–	the SEC permits suspension for the protection of security holders.
If payments are delayed and your surrender, annuitization or transfer is not canceled by your written instruction, the amount to be surrendered, annuitized or transferred will be determined the first valuation date following the expiration of the permitted delay. The surrender, annuitization or transfer will be made within seven days thereafter.
In addition, we reserve the right to defer payment of that portion of your accumulated value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 business days) to allow the check to clear the banking system.
We may also defer payment of surrender proceeds payable out of the Fixed Account for a period of up to six months.

MISSTATEMENT OF AGE OR GENDER
If the age or, where applicable, gender of the annuitant has been misstated, we adjust the annuity benefit payment under your Contract to reflect the amount that would have been payable at the correct age and gender. If we make any overpayment because of incorrect information about age or gender, or any error or miscalculation, we deduct the overpayment from the next payment or payments due. Underpayments are added to the next payment.
ASSIGNMENT
If your Contract is part of your qualified plan, IRA, SEP, or SIMPLE-IRA, you may not assign ownership.
You may assign ownership of your non-qualified Contract. Each assignment is subject to any payments made or action taken by the Company prior to our notification of the assignment. We assume no responsibility for the validity of any assignment. An assignment or pledge of a Contract may have adverse tax consequences.
An assignment must be made in writing and filed with us at our home office. The irrevocable beneficiary(ies), if any, must authorize any assignment in writing. Your rights, as well as those of the annuitant and beneficiary, are subject to any assignment on file with us. Any amount paid to an assignee is treated as a partial surrender and is paid in a single payment.
CHANGE OF OWNER OR ANNUITANT
If your Contract is part of your qualified plan, IRA, SEP, and SIMPLE-IRA you may not change either the owner or the annuitant.
You may change the owner and/or annuitant of your non-qualified Contract at any time. Your request must be in writing and approved by us. After approval, the change is effective as of the date you signed the request for change. If ownership is changed, the waiver of the surrender charge for surrenders made because of critical need of the owner is not available. We reserve the right to require that you send us the Contract so that we can record the change.
If an annuitant who is not an owner dies while the Contract is in force, a new annuitant may be named unless the owner is a corporation, trust or other entity.
BENEFICIARY
While this Contract is in force, you have the right to name or change a beneficiary. This may be done as part of the application process or by sending us a written request. Unless you have named an irrevocable beneficiary, you may change your beneficiary designation by sending us notice.
CONTRACT TERMINATION
We reserve the right to terminate the Contract and make a single payment (without imposing any charges) to you if your accumulated value at the end of the accumulation period is less than $2,000. Before the Contract is terminated, we will send you a notice to increase the accumulated value to $2,000 within 60 days. Termination of the Contracts will not unfairly discriminate against any owner.
REINSTATEMENT
If you have replaced this Contract with an annuity contract from another company and want to reinstate this Contract, the following apply:
•	we reinstate the Contract effective on the original surrender date;

•	if you had the Premium Payment Credit Rider on the original Contract, the 9-year surrender charge period applies to the reinstated Contract. The remaining surrender charge period, if any, is calculated based on the number of years since the original contract date;

•	we apply the amount received from the other company and the amount of the surrender charge you paid when you surrendered the Contract;

•	these amounts are priced on the valuation date the money from the other company is received by us;

•	commissions are not paid on the reinstatement amounts; and

•	new data pages are sent to your address of record.

NOTE:	Reinstatement is only available if you have surrendered your Contract for your full accumulated value. Any payments you make after a partial surrender of partial annuitization will be deemed new premium payments.
REPORTS
We will mail to you a statement, along with any reports required by state law, of your current accumulated value at least once per year prior to the annuitization date. After the annuitization date, any reports will be mailed to the person receiving the annuity benefit payments.
Quarterly statements reflect purchases and surrenders occurring during the quarter as well as the balance of units owned and accumulated values.
IMPORTANT INFORMATION ABOUT CUSTOMER IDENTIFICATION PROCEDURES
To help the government fight the funding of terrorism and money laundering activities, Federal law requires financial institutions to obtain, verify, and record information that identifies each person who applies for a Contract. When you apply for a Contract, we will ask for your name, address, date of birth, and other information that will allow us to verify your identity. We may also ask to see your driver’s license or other identifying documents.
If concerns arise with verification of your identification, no transactions will be permitted while we attempt to reconcile the concerns. If we are unable to verify your identity within 30 days of our receipt of your original premium payment, the Contract will be terminated and any value surrendered in accordance with normal redemption procedures.
RIGHTS RESERVED BY THE COMPANY
We reserve the right to make certain changes if, in our judgment, they best serve the interests of you and the annuitant or are appropriate in carrying out the purpose of the Contract. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approvals may not be required in all cases. Examples of the changes the Company may make include:
•	transfer assets in any division to another division or to the Fixed Account;

•	add, combine or eliminate a division(s);

•	substitute the units of a division for the units of another division;
–	if units of a division are no longer available for investment; or

–	if in our judgment, investment in a division becomes inappropriate considering the purposes of the Separate Account.
FREQUENT TRADING AND MARKET-TIMING (ABUSIVE TRADING PRACTICES)
This Contract is not designed for frequent trading or market timing activity of the investment options. If you intend to trade frequently and/or use market timing investment strategies, you should not purchase this Contract. The Company does not accommodate market timing.
We consider frequent trading and market timing activities to be abusive trading practices because they:
•	Disrupt the management of the underlying mutual funds by;
–	forcing the fund to hold short-term (liquid) assets rather than investing for long term growth, which results in lost investment opportunities for the fund; and

–	causing unplanned portfolio turnover;
•	Hurt the portfolio performance of the underlying mutual funds; and

•	Increase expenses of the underlying mutual fund and separate account due to;
–	increased broker-dealer commissions; and

–	increased recordkeeping and related costs.
If we are not able to identify such abusive trading practices, the abuses described above will negatively impact the Contract and cause investors to suffer the harms described.
We have adopted policies and procedures to help us identify and prevent abusive trading practices. In addition, the underlying mutual funds monitor trading activity to identify and take action against abuses. While our policies and procedures are designed to identify and protect against abusive trading practices, there can be no certainty that we will identify and prevent abusive trading in all instances. When we do identify abusive trading, we will apply our policies and procedures in a fair and uniform manner.
If we, or an underlying mutual fund that is an investment option with the Contract, deem abusive trading practices to be occurring, we will take action that may include, but is not limited to:
•	Rejecting transfer instructions from a Contract owner or other person authorized by the owner to direct transfers;

•	Restricting submission of transfer requests by, for example, allowing transfer requests to be submitted by 1st class U.S. mail only and disallowing requests made via the internet, by facsimile, by overnight courier or by telephone;

•	Limiting the number of unscheduled transfer during a Contract year to no more than 12;

•	Prohibiting you from requesting a transfer among the divisions for a minimum of thirty days where there is evidence of at least one round-trip transaction (exchange or redemption of shares that were purchased within 30 days of the exchange/redemption) by you; and

•	Taking such other action as directed by the underlying mutual fund.
We support the underlying mutual funds right to accept, reject or restrict, without prior written notice, any transfer requests into a fund.
In some instances, a transfer may be completed prior to a determination of abusive trading. In those instances, we will reverse the transfer (within two business days of the transfer) and return the Contract to the investment option holdings it had prior to the transfer. We will give you notice in writing in this instance.
DISTRIBUTION OF THE CONTRACT
The Company has appointed Princor Financial Services Corporation (“Princor”) (Des Moines, Iowa 50392-0200), a broker-dealer registered under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority and affiliate of the Company, as the distributor and principal underwriter of the Contract. Princor is paid 6.5% of premium payments by the Company for the distribution of the Contract. Princor also may receive 12b-1 fees in connection with purchases and sales of mutual funds underlying the Contracts. The 12b-1 fees for the underlying mutual funds are shown in this Contract prospectus in Summary of Expense, Annual Underlying Mutual Fund Expenses.
Applications for the Contracts are solicited by registered representatives of Princor or such other broker-dealers as have entered into selling agreements with Princor. Such registered representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved.
PERFORMANCE CALCULATION
The Separate Account may publish advertisements containing information (including graphs, charts, tables and examples) about the hypothetical performance of its divisions for this Contract as if the Contract had been issued on or after the date the underlying mutual fund in which the division invests was first offered. The hypothetical performance from the date of the inception of the underlying mutual fund in which the division invests is calculated by reducing the actual performance of the underlying mutual fund by the fees and charges of this Contract as if it had been in existence.
The yield and total return figures described below vary depending upon market conditions, composition of the underlying mutual fund’s portfolios and operating expenses. These factors and possible differences in the methods used in calculating yield and total return should be considered when comparing the Separate Account performance figures to performance figures published for other investment vehicles. The Separate Account may also quote rankings, yields or returns as published by independent statistical services or publishers and information regarding performance of certain market indices. Any performance data quoted for the Separate Account represents only historical performance and is not intended to indicate future performance. For further information on how the Separate Account calculates yield and total return figures, see the SAI.
From time to time the Separate Account advertises its Money Market Division’s “yield” and “effective yield” for these Contracts. Both yield figures are based on historical earnings and are not intended to indicate future performance. The “yield” of the division refers to the income generated by an investment in the division over a 7-day period (which period is stated in the advertisement). This income is then “annualized.” That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The “effective yield” is calculated similarly but, when annualized, the income earned by an investment in the division is assumed to be reinvested. The “effective yield” is slightly higher than the “yield” because of the compounding effect of the assumed reinvestment.

The Separate Account also advertises the average annual total return of its various divisions. The average annual total return for any of the divisions is computed by calculating the average annual compounded rate of return over the stated period that would equate an initial $1,000 investment to the ending redeemable accumulated value.
FEDERAL TAX MATTERS
The following description is a general summary of the tax rules, primarily related to federal income taxes, which in our opinion are currently in effect. These rules are based on laws, regulations and interpretations which are subject to change at any time. This summary is not comprehensive and is not intended as tax advice. Federal estate and gift tax considerations, as well as state and local taxes, may also be material. You should consult a qualified tax adviser about the tax implications of taking action under a Contract or related retirement plan.
Non-Qualified Contracts
Section 72 of the Internal Revenue Code governs the income taxation of annuities in general.
•	Premium payments made under non-qualified Contracts are not excludable or deductible from your gross income or any other person’s gross income.

•	An increase in the accumulated value of a non-qualified Contract owned by a natural person resulting from the investment performance of the Separate Account or interest credited to the DCA Plus Accounts and the Fixed Account is generally not taxable until paid out as surrender proceeds, death benefit proceeds, or otherwise.

•	Generally, owners who are not natural persons are immediately taxed on any increase in the accumulated value.
The following discussion applies generally to Contracts owned by natural persons.
•	Surrenders or partial surrenders are taxed as ordinary income to the extent of the accumulated income or gain under the Contract.

•	The value of the Contract pledged or assigned is taxed as ordinary income to the same extent as a partial surrender.

•	Annuity benefit payments:
–	The “investment in the contract” is generally the total of the premium payments made.

–	The basic rule for taxing annuity benefit payments is that part of each annuity benefit payment is considered a nontaxable return of the investment in the contract and part is considered taxable income. An “exclusion ratio” is applied to each annuity benefit payment to determine how much of the payment is excludable from gross income. The remainder of the annuity benefit payment is includable in gross income for the year received.

–	After the premium payment(s) in the Contract is paid out, the full amount of any annuity benefit payment is taxable.
For purposes of determining the amount of taxable income resulting from distributions, all Contracts and other annuity contracts issued by us or our affiliates to the same owner within the same calendar year are treated as if they are a single contract.
Transfer of ownership may have tax consequences to the owner. Please consult with your tax advisor before changing ownership of your Contract.
Required Distributions for Non-Qualified Contracts
In order for a non-qualified Contract to be treated as an annuity contract for federal income tax purposes, the Internal Revenue Code requires:
•	If the person receiving payments dies on or after the annuitization date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of the interest is distributed at least as rapidly as under the method of distribution being used as of the date of that person’s death.

•	If you die prior to the annuitization date, the entire interest in the Contract will be distributed:
–	within five years after the date of your death; or

–	as annuity benefit payments which begin within one year of your death and which are made over the life of your designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary.
•	If you take a distribution from the Contract before you are 59 1/2, you may incur an income tax penalty.
Generally, unless the beneficiary elects otherwise, the above requirements are satisfied prior to the annuitization date by paying the death benefit in a single payment, subject to proof of your death. The beneficiary may elect, by written request, to receive an annuity benefit payment option instead of a single payment.

If your designated beneficiary is your surviving spouse, the Contract may be continued with your spouse deemed to be the new owner for purposes of the Internal Revenue Code. Where the owner or other person receiving payments is not a natural person, the required distributions provided for in the Internal Revenue Code apply upon the death of the annuitant.
IRA, SEP, and SIMPLE-IRA
The Contract may be used to fund IRAs, SEPs, and SIMPLE-IRAs.
•	IRA — An Individual Retirement Annuity (IRA) is a retirement savings annuity. Contributions grow tax deferred.

•	SEP-IRA — A SEP is a form of IRA. A SEP allows you, as an employer, to provide retirement benefits for your employees by contributing to their IRAs.

•	SIMPLE-IRA — SIMPLE stands for Savings Incentive Match Plan for Employers. A SIMPLE-IRA allows employees to save for retirement by deferring salary on a pre-tax basis and receiving predetermined company contributions.
The tax rules applicable to owners, annuitants and other payees vary according to the type of plan and the terms and conditions of the plan itself. In general, premium payments made under a retirement program recognized under the Internal Revenue Code are excluded from the participant’s gross income for tax purposes prior to the annuity benefit payment date (subject to applicable state law). The portion, if any, of any premium payment made that is not excluded from their gross income is their investment in the Contract. Aggregate deferrals under all plans at the employee’s option may be subject to limitations.
Tax-qualified retirement arrangements, such as IRAs, SEPs, and SIMPLE-IRAs, are tax-deferred. You derive no additional benefit from the tax deferral feature of the annuity. Consequently, an annuity should be used to fund an IRA, or other tax qualified retirement arrangement to benefit from the annuity’s features other than tax deferral. These features may include guaranteed lifetime income, death benefits without surrender charges, guaranteed caps on fees, and the ability to transfer among investment options without sales or withdrawal charges.
The tax implications of these plans are further discussed in the SAI under the heading Taxation Under Certain Retirement Plans. Check with your tax advisor for the rules which apply to your specific situation.
With respect to IRAs, IRA rollovers and SIMPLE-IRAs there is a 10% penalty under the Internal Revenue Code on the taxable portion of a “premature distribution.” The tax is increased to 25% in the case of distributions from SIMPLE-IRAs during the first two years of participation. Generally, an amount is a “premature distribution” unless the distribution is:
•	made on or after you reach age 59 1/2;

•	made to a beneficiary on or after your death;

•	made upon your disability;

•	part of a series of substantially equal periodic payments for the life or life expectancy of you or you and the beneficiary;

•	made to pay certain medical expenses;

•	for health insurance premiums while employed;

•	for first home purchases (up to $10,000);

•	for qualified higher education expenses;

•	for qualified hurricane distributions (up to $100,000); or

•	for qualified reservist distributions.
For more information regarding premature distributions, please consult your tax advisor.
Rollover IRAs
If you receive a lump-sum distribution from a qualified retirement plan, tax-sheltered annuity or governmental 457(b) plan, you may maintain the tax-deferred status of the distribution by rolling it over into an eligible retirement plan or IRA. You can accomplish this by electing a direct rollover from the plan, or you can receive the distribution and roll it over into an eligible retirement plan or IRA within 60 days. However, if you do not elect a direct rollover from the plan, the plan is required to withhold 20% of the distribution. This amount is sent to the IRS as income tax withholding to be credited against your taxes. Amounts received prior to age 59 1/2 and not rolled over may be subject to an additional 10% excise tax. Beginning in 2008, if your adjusted gross income is $100,000 or less for the taxable year (and you are not a married individual filing a separate income tax return), you may roll over amounts from a qualified plan directly to a ROTH IRA. If you roll over a distribution from a qualified plan directly to a Roth IRA, the entire distribution is generally taxable unless it includes after-tax contributions.
Roth IRAs
The Contract may be purchased to fund a Roth IRA. Contributions to a Roth IRA are not deductible from taxable income. Subject to certain limitations, a traditional IRA, SIMPLE-IRA or SEP may be converted into a Roth IRA or a distribution from such an arrangement may be rolled over to a Roth IRA. However, a conversion or a rollover to a Roth IRA is not excludable from gross income. If certain conditions are met, qualified distributions from a Roth IRA are tax-free. For more information, please contact your tax advisor.
Withholding
Annuity benefit payments and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.
Notwithstanding the recipient’s election, withholding may be required on payments delivered outside the United States. Moreover, special “backup withholding” rules may require us to disregard the recipient’s election if the recipient fails to supply us with a “TIN” or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies us that the TIN provided by the recipient is incorrect.
MUTUAL FUND DIVERSIFICATION
The United States Treasury Department has adopted regulations under Section 817(h) of the Internal Revenue Code which establishes standards of diversification for the investments underlying the Contracts. Under this Internal Revenue Code Section, Separate Account investments must be adequately diversified in order for the increase in the value of non-qualified Contracts to receive tax-deferred treatment. In order to be adequately diversified, the portfolio of each underlying mutual fund must, as of the end of each calendar quarter or within 30 days thereafter, have no more than 55% of its assets invested in any one investment, 70% in any two investments, 80% in any three investments and 90% in any four investments. Failure of an underlying mutual fund to meet the diversification requirements could result in tax liability to non-qualified Contract holders.
The investment opportunities of the underlying mutual funds could conceivably be limited by adhering to the above diversification requirements. This would affect all owners, including owners of Contracts for whom diversification is not a requirement for tax-deferred treatment.
STATE REGULATION
The Company is subject to the laws of the State of Iowa governing insurance companies and to regulation by the Insurance Department of the State of Iowa. An annual statement in a prescribed form must be filed by March 1 in each year covering our operations for the preceding year and our financial condition on December 31 of the prior year. Our books and assets are subject to examination by the Commissioner of Insurance of the State of Iowa, or the Commissioner’s representatives, at all times. A full examination of our operations is conducted periodically by the National Association of Insurance Commissioners. Iowa law and regulations also prescribe permissible investments, but this does not involve supervision of the investment management or policy of the Company.
In addition, we are subject to the insurance laws and regulations of other states and jurisdictions where we are licensed to operate. Generally, the insurance departments of these states and jurisdictions apply the laws of the state of domicile in determining the field of permissible investments.
GENERAL INFORMATION
RESERVATION OF RIGHTS
The Company reserves the right to:
•	increase the minimum amount for each premium payment to not more than $1,000; and

•	terminate a Contract and send you the accumulated value if no premiums are paid during two consecutive calendar years and the accumulated value (or total premium payments less partial surrenders and applicable surrender charges) is less than $2,000. The Company will first notify you of its intent to exercise this right and give you 60 days to increase the accumulated value to at least $2,000.
LEGAL OPINIONS

Legal matters applicable to the issue and sale of the Contracts, including our right to issue Contracts under Iowa Insurance Law, have been passed upon by Karen Shaff, General Counsel and Executive Vice President.
LEGAL PROCEEDINGS
There are no legal proceedings pending to which Separate Account B is a party or which would materially affect Separate Account B.
OTHER VARIABLE ANNUITY CONTRACTS
The Company currently offers other variable annuity contracts that participate in Separate Account B. In the future, we may designate additional group or individual variable annuity contracts as participating in Separate Account B.
PAYMENTS TO FINANCIAL INTERMEDIARIES
The Company pays compensation to broker-dealers, financial institutions, and other parties (“Financial Intermediaries”) for the sale of the Contract according to schedules in the sales agreements and other agreements reached between the Company and the Financial Intermediaries. Such compensation generally consists of commissions on premiums paid on the Contract. The Company and/or its affiliates may also pay other amounts (“Additional Payments”) that include, but are not limited to, marketing allowances, expense reimbursements, and educational payments. These Additional Payments are designed to provide incentives for the sale of the Contracts as well as other products sold by the Company and may influence the financial intermediary or its registered representative to recommend the purchase of this Contract over competing annuity contracts or other investment options. You may ask your registered representative about these differing and divergent interests, how your registered representative is personally compensated, and how your registered representative’s broker-dealer is compensated for soliciting applications for the Contract.
SERVICE ARRANGEMENTS AND COMPENSATION
The Company has entered into agreements with the distributors, advisers, and/or the affiliates of some of the mutual funds underlying the Contract and receives compensation for providing certain services including, but not limited to, distribution and operational support services, to the underlying mutual fund. Fees for these services are paid periodically (typically, quarterly or monthly) based on the average daily net asset value of shares of each fund held by the Separate Account and purchased at the Contract owners’ instructions. Because the Company receives such fees, it may be subject to competing interests in making these funds available as investment options under the Contract. The Company takes into consideration the anticipated payments from underlying mutual funds when it determines the charges assessed under the Contract. Without these payments, charges under the Contract are expected to be higher.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The financial statements of Principal Life Insurance Company Separate Account B and the consolidated financial statements of Principal Life Insurance Company are included in the SAI. Those statements have been audited by Ernst & Young LLP, independent registered public accounting firm, for the periods indicated in their reports which also appear in the SAI.
FINANCIAL STATEMENTS
The consolidated financial statements of Principal Life Insurance Company which are included in the SAI should be considered only as they relate to our ability to meet our obligations under the Contract. They do not relate to investment performance of the assets held in the Separate Account.

TABLE OF SEPARATE ACCOUNT DIVISIONS

AIM V.I. Basic Value Division
Invests in:	AIM V.I. Basic Value Fund — Series I Shares

Investment Advisor:	Invesco Aim Advisors, Inc.

Investment Objective:	seeks long-term growth of capital.

AIM V.I. International Growth Division
Invests in:	AIM V.I. International Growth Fund — Series I Shares

Investment Advisor:	Invesco Aim Advisors, Inc.

Investment Objective:	Seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.

AIM V.I. Small Cap Equity Division
Invests in:	AIM V.I. Small Cap Equity Fund — Series I Shares

Investment Advisor:	Invesco Aim Advisors, Inc.

Investment Objective:	seeks long-term growth of capital.

AllianceBernstein Small Cap Growth Division
Invests in:	AllianceBernstein Variable Products Series Fund, Inc. — AllianceBernstein Small Cap Growth Portfolio — Class A
Investment Advisor:	AllianceBernstein L.P.
Investment Objective:	seeks growth of capital by pursuing aggressive investment policies.

American Century VP Inflation Protection Division
Invests in:	American Century VP Inflation Protection — Class II
Investment Advisor:	American Century Investment Management, Inc.
Investment Objective:	seeks long-term total return using a strategy that seeks to protect against U.S. inflation.

American Century VP Ultra Division
Invests in:	American Century VP Ultra Fund — Class II
Investment Advisor:	American Century Investment Management, Inc.
Investment Objective:	seeks long-term capital growth by investing primarily in stocks of U.S. companies.

American Century VP Vista Division
Invests in:	American Century VP Vista Fund — Class I
Investment Advisor:	American Century Investment Management, Inc.
Investment Objective:	seeks long term capital growth.

Dreyfus Investment Portfolio Technology Growth Division
Invests in:	Dreyfus Investment Portfolio Technology Growth — Service Shares
Investment Advisor:	The Dreyfus Corporation
Investment Objective:	seeks capital appreciation.

Fidelity VIP Contrafund® Division
Invests in:	Fidelity VIP Contrafund® Portfolio — Service Class II
Investment Advisor:	Fidelity Management & Research Company
Investment Objective:	seeks long-term capital appreciation.

Fidelity VIP Equity-Income Division
Invests in:	Fidelity VIP Equity-Income Portfolio — Service Class II
Investment Advisor:	Fidelity Management & Research Company
Investment Objective:	seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor’s 500/SM/ Index (S&P 500®).

Fidelity VIP Growth Division
Invests in:	Fidelity VIP Growth Portfolio – Service Class II
Investment Advisor:	Fidelity Management & Research Company
Investment Objective:	seeks to achieve capital appreciation.

Fidelity VIP Mid Cap Division
Invests in:	Fidelity VIP Mid Cap Portfolio – Service Class II
Investment Advisor:	Fidelity Management & Research Company
Investment Objective:	seeks long-term growth of capital.

Fidelity VIP Overseas Division
Invests in:	Fidelity VIP Overseas Fund – Service Class II
Investment Advisor:	Fidelity Management & Research Company
Investment Objective:	seeks long-term growth of capital.

Goldman Sachs Structured Small Cap Equity Division
Invests in:	Goldman Sachs VIT – Goldman Sachs Structured Small Cap Equity Fund – Institutional Class
Investment Advisor:	Goldman Sachs Asset Management, L.P.
Investment Objective:	seeks long-term growth of capital.

Goldman Sachs Mid Cap Value Division
Invests in:	Goldman Sachs VIT – Goldman Sachs Mid Cap Value Fund – Institutional Class
Investment Advisor:	Goldman Sachs Asset Management, L.P.
Investment Objective:	seeks long-term growth of capital.

Lehman Brothers High Income Bond Division
Invests in:	Lehman Brothers High Income Bond Account — S Class
Investment Advisor:	Lehman Brothers Asset Management, LLC
Investment Objective:	seeks high total returns consistent with capital preservation.

Neuberger Berman AMT Fasciano Division
Invests in:	Neuberger Berman AMT Fasciano Portfolio – S Class
Investment Advisor:	Neuberger Berman Management Inc.
Investment Objective:	seeks long-term capital growth.

Neuberger Berman AMT Partners Division
Invests in:	Neuberger Berman AMT Partners Portfolio – S Class
Investment Advisor:	Neuberger Berman Management Inc.
Investment Objective:	seeks growth of capital.

Neuberger Berman AMT Socially Responsive Division
Invests in:	Neuberger Berman AMT Socially Responsive Portfolio – I Class
Investment Advisor:	Neuberger Berman Management Inc.
Investment Objective:	seeks long-term growth of capital by investing primarily in securities of companies that meet the fund’s financial criteria and social policy.

Asset Allocation Division
Invests in:	Principal Variable Contract Funds Asset Allocation Account — Class I
Investment Advisor:	Morgan Stanley Investment Management, Inc. (doing business as Van Kampen) through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to generate a total investment return consistent with the preservation of capital. The Account intends to pursue flexible investment policy in seeking to achieve this investment objective by investing primarily in equity and flexible-income securities.

Bond & Mortgage Securities Division (f/k/a Bond Division)
Invests in:	Principal Variable Contracts Funds Bond & Mortgage Securities Account – Class I (f/k/a Principal Variable Contracts Fund Bond Account – Class I)
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to provide as high a level of income as is consistent with preservation of capital and prudent investment risk.

Diversified International Division
Invests in:	Principal Variable Contracts Funds Diversified International Account – Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek long-term growth of capital by investing in a portfolio of equity securities domiciled in any of the nations of the world.

Equity Income Division (f/k/a Equity Income I Division)
Invests in:	Principal Variable Contracts Funds Equity Income Account – Class I (f/k/a Principal Variable Contracts Fund Equity Income I Account – Class I)
Investment Advisor:	Edge Asset Management, Inc. through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek to provide a relatively high level of current income and long-term growth of income and capital.

Government & High Quality Bond Division
Invests in:	Principal Variable Contracts Funds Government & High Quality Bond Account – Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek a high level of current income, liquidity and safety of principal.

International Emerging Markets Division
Invests in:	Principal Variable Contracts Funds International Emerging Markets Account – Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks long-term growth of capital by investing in equity securities of issuers in emerging market countries.

International SmallCap Division
Invests in:	Principal Variable Contracts Funds International SmallCap Account – Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek long-term growth of capital. The Account will attempt to achieve its objective by investing primarily in equity securities of non-U.S. companies with comparatively smaller market capitalizations.

LargeCap Blend II Division (f/k/a LargeCap Blend Division)
Invests in:	Principal Variable Contracts Funds LargeCap Blend II Account – Class I (f/k/a Principal Variable Contracts Fund LargeCap Blend Account – Class I)
Investment Advisor:	T. Rowe Price Associates through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks long-term growth of capital.

LargeCap Growth Division (f/k/a Growth Division)
Invests in:	Principal Variable Contracts Funds LargeCap Growth Account – Class I (f/k/a Principal Variable Contracts Fund Growth Account – Class I)
Investment Advisor:	Columbus Circle Investors through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek growth of capital. The Account seeks to achieve its objective through the purchase primarily of common stocks, but the Account may also invest in other securities.

LargeCap Growth I Division (f/k/a Equity Growth Division)
Invests in:	Principal Variable Contracts Funds LargeCap Growth I Account – Class I (f/k/a Principal Variable Contracts Fund Equity Growth Account – Class I)
Investment Advisor:	T. Rowe Price Associates through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to provide long-term capital appreciation by investing primarily in growth-oriented common stocks of medium and large capitalization U.S. corporations and, to a limited extent, foreign corporations.

LargeCap S&P 500 Index Division (f/k/a LargeCap Stock Index Division)
Invests in:	Principal Variable Contracts Funds LargeCap S&P 500 Index Account – Class I (f/k/a Principal Variable Contracts Fund LargeCap Stock Index Account – Class I)
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek long-term growth of capital by investing in stocks of large U.S. companies. The Account attempts to mirror the investment results of the Standard & Poor’s 500 Index.

LargeCap Value Division (f/ka Capital Value Division)
Invests in:	Principal Variable Contracts Funds LargeCap Value Account – Class I (f/k/a Principal Variable Contracts Fund Capital Value Account – Class I)
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to provide long-term capital appreciation and secondarily growth investment income. The Account seeks to achieve its investment objectives through the purchase primarily of common stocks, but the Account may invest in other securities.

LargeCap Value II Division (f/ka Equity Value Division)
Invests in:	Principal Variable Contracts Funds LargeCap Value II Account – Class I (f/k/a

Principal Variable Contracts Fund Equity Value Account – Class I)
Investment Advisor:	American Century Investment Management, Inc. through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek growth of capital. The Account seeks to achieve it objective through the purchase primarily of common stocks, but the Account may invest in other securities.

LargeCap Value III Division (f/k/a LargeCap Value Division)
Invests in:	Principal Variable Contracts Funds LargeCap Value III Account – Class I (f/k/a Principal Variable Contracts Fund LargeCap Value Account – Class I)
Investment Advisor:	AllianceBernstein, L.P. through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek long-term growth of capital

MidCap Blend Division (f/k/a MidCap Division)
Invests in:	Principal Variable Contracts Funds MidCap Blend Account – Class I (f/k/a Principal Variable Contracts Fund MidCap Account – Class I)
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to achieve capital appreciation by investing primarily in securities of emerging and other growth-oriented companies.

MidCap Growth I Division (f/k/a MidCap Growth Division)
Invests in:	Principal Variable Contracts Funds MidCap Growth I Account – Class I (f/k/a Principal Variable Contracts Fund MidCap Growth Account – Class I)
Investment Advisor:	Mellon Equity Associates, LLP through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek long-term growth of capital. The Account will attempt to achieve its objective by investing primarily in growth stocks of medium market capitalization companies.

MidCap Value II Division (f/k/a MidCap Value Division)
Invests in:	Principal Variable Contracts Funds MidCap Value II Account – Class I (f/k/a Principal Variable Contracts Fund MidCap Value Account – Class I)
Investment Advisor:	Neuberger Berman Management, Inc. & Jacob Levy Management, Inc. through a sub-advisory agreements with Principal Management Corporation
Investment Objective:	seeks long-term growth of capital by investing primarily in equity securities of companies with value characteristics and medium market capitalizations.

Money Market Division
Invests in:	Principal Variable Contracts Funds Money Market Account – Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek as high a level of current income available from short-term securities as is considered consistent with preservation of principal and maintenance of liquidity by investing all of its assets in a portfolio of money market instruments.

LifeTime 2010 Division
Invests in:	Principal Variable Contracts Funds Principal LifeTime 2010 Account – Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Funds accounts.

LifeTime 2020 Division
Invests in:	Principal Variable Contracts Funds Principal LifeTime 2020 Account – Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Funds accounts.

LifeTime 2030 Division
Invests in:	Principal Variable Contracts Funds Principal LifeTime 2030 Account – Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Funds accounts.

LifeTime 2040 Division
Invests in:	Principal Variable Contracts Funds Principal LifeTime 2040 Account – Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Funds accounts

LifeTime 2050 Division
Invests in:	Principal Variable Contracts Funds Principal LifeTime 2050 Account – Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks a total return consisting of long-term growth of capital and current income by investing primarily in shares of other Principal Variable Contracts Funds accounts

LifeTime Strategic Income Division
Invests in:	Principal Variable Contracts Funds Principal LifeTime Strategic Income Account – Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks high current income by investing primarily in shares of other Principal Variable Contracts Funds accounts.

Real Estate Securities Division
Invests in:	Principal Variable Contracts Funds Real Estate Securities Account – Class I
Investment Advisor:	Principal Real Estate Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek to generate a high total return. The Account will attempt to achieve its objective by investing primarily in equity securities of companies principally engaged in the real estate industry.

Short-Term Bond Division
Invests in:	Principal Variable Contracts Funds Short-Term Bond Account – Class I
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to provide current income.

SmallCap Growth II Division (f/k/a SmallCap Growth Division)
Invests in:	Principal Variable Contracts Funds SmallCap Growth II Account – Class I (f/k/a Principal Variable Contracts Fund SmallCap Growth Account – Class I)
Investment Advisor:	Emerald Advisors, Inc. through a sub-advisory agreement; Essex Investment Management Company, LLC through a sub-advisory agreement;
UBS Global Asset Management (Americas) Inc. through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek long-term growth of capital. The Account will attempt to achieve its objective by investing primarily in equity securities of growth companies with comparatively smaller market capitalizations.

SmallCap Value I Division (f/k/a SmallCap Value Division)
Invests in:	Principal Variable Contracts Funds SmallCap Value I Account – Class I (f/k/a Principal Variable Contracts Fund SmallCap Value Account – Class I)
Investment Advisor:	J.P. Morgan Investment Management, Inc, through a sub-advisory agreement and Mellon Equity Associates, LLP through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	to seek long-term growth of capital by investing primarily in equity securities of small companies with value characteristics and comparatively smaller market capitalizations.

SAM Balanced Division
Invests in:	Principal Variable Contracts Funds Strategic Asset Management Balanced Portfolio– Class I
Investment Advisor:	Edge Asset Management, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks to provide as high a level of total return (consisting of reinvested income and capital appreciation) as is consistent with reasonable risk

SAM Conservative Balanced Division
Invests in:	Principal Variable Contracts Funds Strategic Asset Management Conservative Balanced Portfolio– Class I
Investment Advisor:	Edge Asset Management, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks to provide a high level of total return (consisting of reinvestment of income and capital appreciation), consistent with a moderate degree of principal risk.

SAM Conservative Growth Division
Invests in:	Principal Variable Contracts Funds Strategic Asset Management Conservative Growth Portfolio– Class I
Investment Advisor:	Edge Asset Management, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks to provide long-term capital appreciation.

SAM Flexible Income Division
Invests in:	Principal Variable Contracts Funds Strategic Asset Management Flexible Income Portfolio– Class I
Investment Advisor:	Edge Asset Management, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks to provide a high level of total return (consisting of reinvestment of income with some capital appreciation).

SAM Strategic Growth Division
Invests in:	Principal Variable Contracts Funds Strategic Asset Management Strategic Growth Portfolio– Class I
Investment Advisor:	Edge Asset Management, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks to provide long-term capital appreciation.

West Coast Equity Division
Invests in:	Principal Variable Contracts Funds West Coast Equity Account – Class I
Investment Advisor:	Edge Asset Management, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks long-term growth of capital and willing to accept the risks of investing in common stocks that may have greater risks than stocks of companies with lower potential for earnings growth.

T. Rowe Price Blue Chip Growth Division
Invests in:	T. Rowe Price Blue Chip Growth Portfolio — II
Investment Advisor:	T. Rowe Price Associates Inc.
Investment Objective:	seeks to provide long-term capital growth.

T. Rowe Price Health Sciences Division
Invests in:	T. Rowe Price Health Sciences Portfolio — II
Investment Advisor:	T. Rowe Price Associates Inc.
Investment Objective:	seeks long-term capital appreciation.

REGISTRATION STATEMENT
This prospectus (Part A of the registration statement) omits some information contained in the Statement of Additional Information (Part B of the registration statement) and Part C of the registration statement which the Company has filed with the SEC. The SAI is hereby incorporated by reference into this prospectus. You may request a free copy of the SAI by contacting your registered representative or calling us at 1-800-852-4450.
Information about the Contract (including the Statement of Additional Information and Part C of the registration statement) can be reviewed and copied at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C. Information on the operation of the public reference room may be obtained by calling the Commission at 202-551-8090. Reports and other information about the Contract are available on the Commission’s internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 100 F Street NE, Washington, D.C. 20549-0102.
The registration numbers for the Contract are 333-116220 and 811-02091.
CUSTOMER INQUIRIES
Your questions should be directed to: Principal Investment Plus Variable Annuity, Principal Financial Group, P.O. Box 9382, Des Moines, Iowa 50306-9382, 1-800-852-4450. You may also contact us through our internet site: www.principal.com.
TABLE OF CONTENTS OF THE SAI
The table of contents for the Statement of Additional Information is provided below.

TABLE OF CONTENTS OF THE SAI
General Information and History	3
Independent Registered Public Accounting Firm	3
Principal Underwriter	3
Calculation of Performance Data	3
Taxation Under Certain Retirement Plans	9
Principal Life Insurance Company Separate Account B
Report of Independent Registered Public Accounting Firm	10
Financial Statements	12
Principal Life Insurance Company
Report of Independent Registered Public Accounting Firm	10
Consolidated Financial Statements	12
To obtain a copy of the Statement of Additional Information, free of charge, write or telephone:
Princor Financial Services Corporation
a company of
the Principal Financial Group
Des Moines, IA 50392-2080
Telephone: 1-800-852-4450

APPENDIX A – CONDENSED FINANCIAL INFORMATION
Financial statements are included in the Statement of Additional Information.
The following table contains the unit values for the Contract without the Premium Payment Credit Rider for the periods ended December 31.

	For Contracts without the Premium Payment Credit Rider
				Number of
	Accumulation Unit Value			Accumulation Units
			Percentage	Outstanding
	Beginning of		Change from	End of Period
Division	Period	End of Period	Prior Period	(in thousands)

AIM V.I. Basic Value
2007	$13.118	$13.154	0.28%	69
2006	11.733	13.118	11.80	49
2005*	11.307	11.733	3.76	5

AIM V.I. SmallCap Equity
2007	14.212	14.762	3.87	50
2006	12.253	14.212	15.99	25
2005*	11.498	12.253	6.57	6

AllianceBernstein Small Cap Growth
2007	13.782	15.526	12.65	78
2006	12.608	13.782	9.31	53
2005*	11.857	12.608	6.34	18

American Century VP Inflation Protection
2007	10.250	11.087	8.17	5,125
2006	10.216	10.250	0.33	3,389
2005*	10.127	10.216	0.88	1,227

American Century VP Ultra
2007	10.779	12.863	19.33	3,530
2006	11.297	10.779	-4.58	2,714
2005*	10.962	11.297	3.06	911

American Century VP Vista
2007	13.441	18.553	38.03	87
2006	12.485	13.441	7.66	39
2005*	11.980	12.485	-2.41	71

Dreyfus Investment Portfolio Technology Growth
2007	12.176	13.760	13.01	38
2006	11.851	12.176	2.75	25
2005*	10.954	11.851	8.18	10

Fidelity VIP Contrafund®
2007	14.415	16.698	15.84	2,031
2006	13.098	14.415	10.05	1,240
2005*	11.562	13.098	13.29	427

Fidelity VIP Equity-Income
2007	13.951	13.952	0.01	686
2006	11.779	13.951	18.45	347
2005*	11.373	11.779	3.57	94

Fidelity VIP Growth
2007	12.048	15.069	25.08	376
2006	11.447	12.048	5.26	204
2005*	10.809	11.447	5.90	59

Fidelity VIP Mid Cap
2007	15.600	17.768	13.90	321
2006	14.053	15.600	11.02	198
2005*	12.492	14.053	12.50	36

Fidelity VIP Overseas
2007	16.003	18.498	15.59	2,013
2006	13.759	16.003	16.32	1,503
2005*	11.951	13.759	15.13	581

Goldman Sachs VIT Mid Cap Value
2007	14.863	15.148	1.91	925
2006	12.966	14.863	14.64	550
2005*	11.892	12.966	8.95	162

Goldman Sachs VIT Structured Small Cap Equity
2007	13.481	11.118	-17.53	287
2006	12.159	13.481	10.88	189
2005*	11.502	12.159	5.70	63

Lehman Brothers High Income Bond
2007	10.664	10.643	-0.20	277
2006	10.048	10.664	6.14	127
2005*	10.132	10.048	-0.83	39

	For Contracts without the Premium Payment Credit Rider
				Number of
	Accumulation Unit Value			Accumulation Units
			Percentage	Outstanding
	Beginning of		Change from	End of Period
Division	Period	End of Period	Prior Period	(in thousands)

Neuberger Berman AMT Fasciano
2007	11.578	11.492	-0.74	163
2006	11.138	11.578	3.96	104
2005*	10.677	11.138	4.32	35

Neuberger Berman AMT Partners
2007	15.148	16.356	7.97	327
2006	13.666	15.148	10.86	209
2005*	12.298	13.666	11.12	40

Neuberger Berman Socially Responsive
2007	13.617	14.471	6.27	265
2006	12.126	13.617	12.30	144
2005*	11.467	12.126	5.75	54

T. Rowe Price Blue Chip Growth
2007	12.494	13.879	11.08	87
2006	11.571	12.494	7.98	51
2005*	10.774	11.571	7.40	34

T. Rowe Price Health Sciences
2007	13.623	15.836	16.24	181
2006	12.722	13.623	7.09	113
2005*	10.642	12.722	19.54	34

Asset Allocation
2007	24.140	26.647	10.38	254
2006	21.674	24.140	11.38	170
2005*	20.667	21.674	4.87	72

Bond & Mortgage Securities (f/k/a Bond)
2007	18.916	19.317	2.12	4,627
2006	18.302	18.916	3.36	2,822
2005*	18.080	18.302	1.23	1,000

Diversified International
2007	27.066	31.029	14.64	1,077
2006	21.417	27.066	26.38	612
2005*	18.156	21.417	17.96	184

Equity Income (f/k/a Equity Income I)
2007**		10.378		11,013

Government & High Quality Bond
2007	18.413	19.074	3.59	1,697
2006	17.888	18.413	2.94	1,035
2005*	17.677	17.888	1.19	382

International Emerging Markets
2007	29.657	41.619	40.34	658
2006	21.709	29.657	36.61	368
2005*	17.761	21.709	22.23	131

International SmallCap
2007	30.833	33.257	7.86	571
2006	23.945	30.833	28.76	362
2005*	19.894	23.945	20.36	146

LargeCap Blend II (f/k/a LargeCap Blend)
2007	13.010	13.506	3.81	5,847
2006	11.374	13.010	14.39	3,901
2005*	10.969	11.374	3.69	1,448

LargeCap Growth (f/k/a Growth)
2007	18.462	22.461	21.66	236
2006	17.007	18.462	8.56	125
2005*	15.349	17.007	10.80	23

LargeCap Growth I (f/k/a Equity Growth)
2007	30.042	32.193	7.16	194
2006	28.640	30.042	4.90	129
2005*	25.496	28.640	12.33	40

LargeCap S&P500 Index (f/k/a LargeCap Stock Index)
2007	10.573	10.978	3.83	1,455
2006	9.263	10.573	14.14	891
2005*	8.972	9.263	3.25	350

LargeCap Value (f/k/a Capital Value)
2007	29.384	28.988	-1.35	390
2006	24.803	29.384	18.47	209
2005*	24.041	24.803	3.17	84

	For Contracts without the Premium Payment Credit Rider
				Number of
	Accumulation Unit Value			Accumulation Units
			Percentage	Outstanding
	Beginning of		Change from	End of Period
Division	Period	End of Period	Prior Period	(in thousands)

LargeCap Value II (f/k/a Equity Value)
2007	13.425	13.082	-2.56	299
2006	11.370	13.425	18.08	194
2005*	11.202	11.370	1.49	92

LargeCap Value III (f/k/a LargeCap Value)
2007	14.699	13.977	-4.92	4,943
2006	12.245	14.699	20.05	3,113
2005*	11.936	12.245	2.59	1,132

MidCap Blend (f/k/a MidCap)
2007	38.425	41.530	8.08	1,220
2006	34.060	38.425	12.81	815
2005*	31.455	34.060	8.28	319

MidCap Growth I (f/k/a MidCap Growth)
2007	12.513	13.689	9.40	332
2006	11.555	12.513	8.29	185
2005*	10.382	11.555	11.30	67

MidCap Value II (f/k/a MidCap Value)
2007	16.981	16.596	-2.27	2,027
2006	15.179	16.981	11.87	1,276
2005*	14,153	15.179	7.25	498

Money Market
2007	13.786	14.280	3.58	894
2006	13.342	13.786	3.34	371
2005*	13.173	13.342	1.28	166

Principal LifeTime 2010
2007	12.603	12.910	2.44	2,499
2006	11.363	12.603	10.91	1,605
2005*	10.886	11.363	4.67	904

Principal LifeTime 2020
2007	13.212	13.682	3.56	8,959
2006	11.616	13.212	13.74	5,303
2005*	11.020	11.616	5.41	1,657

Principal LifeTime 2030
2007	13.168	13.780	4.65	1,138
2006	11.612	13.168	13.41	677
2005*	11.037	11.612	5.21	190

Principal LifeTime 2040
2007	13.409	14.107	5.21	555
2006	11.793	13.409	13.71	278
2005*	11.180	11.793	5.48	93

Principal LifeTime 2050
2007	13.482	14.195	5.29	271
2006	11.820	13.482	14.06	168
2005*	11.208	11.820	5.46	27

Principal LifeTime Strategic Income
2007	12.101	12.204	0.85	1,246
2006	11.113	12.101	8.90	851
2005*	10.650	11.113	4.35	446

Real Estate Securities
2007	36.380	29.571	-18.72	414
2006	26.965	36.380	34.92	286
2005*	22.385	26.965	20.46	81

SAM Balanced
For the Period Ended December 31, 2007**		10.314		2,332
SAM Conservative Balanced
For the Period Ended December 31, 2007**		10.286		599
SAM Conservative Growth
For the Period Ended December 31, 2007**		10.314		410
SAM Flexible Income
For the Period Ended December 31, 2007**		10.222		109
SAM Strategic Growth
For the Period Ended December 31, 2007**		10.308		401
Short-Term Bond
2007	10.333	10.517	1.78	6,933
2006	10.017	10.333	3.15	4,270
2005*	9.922	10.017	0.96	1,671

SmallCap Growth II (f/k/a SmallCap Growth)
2007	10.758	11.154	3.68	418
2006	9.996	10.758	7.63	244
2005*	9.337	9.996	7.06	65

	For Contracts without the Premium Payment Credit Rider
				Number of
	Accumulation Unit Value			Accumulation Units
			Percentage	Outstanding
	Beginning of		Change from	End of Period
Division	Period	End of Period	Prior Period	(in thousands)

SmallCap Value I (f/k/a SmallCap Value)
2007	25.988	23.221	-10.65	1,639
2006	22.179	25.988	17.18	950
2005*	20.935	22.179	5.94	362

West Coast Equity For the Period Ended December 31, 2007**		10.360		92,800

*	For the period from March 1, 2005, the date the Contract was first available, through December 31, 2005.

**	Commenced operation on January 12, 2007.
The following table contains the unit values for the Contract with the Premium Payment Credit Rider for the periods ended December 31.

	For Contracts with the Premium Payment Credit Rider
				Number of
	Accumulation Unit Value			Accumulation Units
			Percentage	Outstanding
	Beginning of		Change from	End of Period
Division	Period	End of Period	Prior Period	(in thousands)

AIM V.I. Basic Value
2007	$12.933	12.891	-0.33%	45
2006	11.638	12.933	11.14	33
2005*	11.272	11.638	3.25	8

AIM V.I. SmallCap Equity
2007	14.012	14.467	3.25	51
2006	12.154	14.012	15.30	30
2005*	11.462	12.154	6.04	7

AllianceBernstein Small Cap Growth
2007	13.589	15.216	11.97	41
2006	12.506	13.589	8.67	19
2005*	11.819	12.506	5.81	4

American Century VP Inflation Protection
2007	10.106	10.865	7.52	1,864
2006	10.133	10.106	-.027	1,377
2005*	10.095	10.133	-0.37	560

American Century VP Ultra
2007	10.627	12.606	18.62	1,347
2006	11.205	10.627	-5.15	1,128
2005*	10.927	11.205	2.54	468

American Century VP Vista
2007	13.252	18.182	37.20	76
2006	12.384	13.252	7.02	13
2005*	11.942	12.384	3.70	8

Dreyfus Investment Portfolio Technology Growth
2007	12.005	13.486	12.33	36
2006	11.754	12.005	2.14	12
2005*	10.920	11.754	7.64	3

Fidelity VIP Contrafund®
2007	14.212	16.364	15.14	540
2006	12.991	14.212	14.51	380
2005*	11.525	12.992	12.72	101

Fidelity VIP Equity-Income
2007	13.570	13.489	-0.59	180
2006	11.526	13.570	17.74	144
2005*	11.184	11.526	3.06	56

Fidelity VIP Growth
2007	11.879	14.768	24.33	230
2006	11.354	11.879	4.63	160
2005*	10.775	11.354	5.37	56

Fidelity VIP Mid Cap
2007	15.381	17.413	13.21	105
2006	13.939	15.381	10.35	85
2005*	12.452	13.939	11.94	35

Fidelity VIP Overseas
2007	15.779	18.129	14.90	890
2006	13.647	15.779	15.63	694
2005*	11.913	13.647	14.56	301

Goldman Sachs VIT Mid Cap Value
2007	14.655	14.845	1.30	416

	For Contracts with the Premium Payment Credit Rider
				Number of
	Accumulation Unit Value			Accumulation Units
			Percentage	Outstanding
	Beginning of		Change from	End of Period
Division	Period	End of Period	Prior Period	(in thousands)

2006	12.850	14.655	14.04	303
2005*	11.854	12.850	8.41	91

Goldman Sachs VIT Structured Small Cap Equity
2007	13.292	10.896	-18.02	132
2006	12.060	13.292	10.22	110
2005*	11.466	12.060	5.18	31

Lehman Brothers High Income Bond
2007	10.519	10.435	-0.80	110
2006	9.970	10.519	5.50	67
2005*	10.104	9.970	-1.33	50

Neuberger Berman AMT Fasciano
2007	11.415	11.262	-1.34	109
2006	11.047	11.415	3.33	71
2005*	10.643	11.047	3.80	22

Neuberger Berman AMT Partners
2007	14.936	16.029	7.32	112
2006	12.555	14.936	10.19	101
2005*	12.259	12.555	10.57	25

Neuberger Berman Socially Responsive
2007	13.426	14.182	5.63	60
2006	12.027	13.426	11.63	42
2005*	11.431	12.028	5.22	9

T. Rowe Price Blue Chip Growth
2007	12.319	13.602	10.42	49
2006	11.477	12.319	7.33	32
2005*	10.740	11.477	6.86	22

T. Rowe Price Health Sciences
2007	13.432	15.520	15.54	63
2006	12.618	13.432	6.45	49
2005*	11.608	12.618	18.94	9

Asset Allocation
2007	23.273	25.535	9.72	149
2006	21.021	23.273	10.72	99
2005*	20.145	21.021	4.35	25

Bond & Mortgage Securities (f/k/a Bond)
2007	18.237	18.511	1.50	1,650
2006	17.751	18.237	2.74	1,157
2005*	17.623	17.751	0.73	474

Diversified International
2007	26.094	29.734	13.95	347
2006	20.771	26.094	25.63	239
2005*	17.697	20.771	17.37	64

Equity Income (f/k/a Equity Income I)
2007**		10.317		3,617

Government & High Quality Bond
2007	17.751	18.278	2.97	576
2006	17.349	17.751	2.33	349
2005*	17.230	17.349	0.69	133

International Emerging Markets
2007	28.591	39.883	39.49	317
2006	21.055	28.591	35.79	214
2005*	17.311	21.055	21.62	64

International SmallCap
2007	29.725	31.869	7.21	244
2006	23.223	29.725	28.00	170
2005*	19.391	23.223	19.76	68

LargeCap Blend II (f/k/a LargeCap Blend)
2007	12.654	13.057	3.19	2,224
2006	11.129	12.654	13.70	1,642
2005*	10.787	11.129	3.17	664

LargeCap Growth (f/k/a Growth)
2007	17.798	21.523	20.93	113
2006	16.494	17.798	7.91	77
2005*	14.960	16.494	10.25	11

LargeCap Growth I (f/k/a Equity Growth)
2007	28.962	30.849	6.52	91
2006	27.776	28.962	4.27	65

	For Contracts with the Premium Payment Credit Rider
				Number of
	Accumulation Unit Value			Accumulation Units
			Percentage	Outstanding
	Beginning of		Change from	End of Period
Division	Period	End of Period	Prior Period	(in thousands)

2005*	24.851	27.776	11.77	18

LargeCap S&P500 Index (f/k/a LargeCap Stock Index)
2007	10.193	10.520	3.21	589
2006	8.984	10.193	13.46	446
2005*	8.745	8.984	2.73	166

LargeCap Value (f/k/a Capital Value)
2007	28.328	27.779	-1.94	201
2006	24.056	28.328	17.76	130
2005*	23.433	24.056	2.66	31

LargeCap Value II (f/k/a Equity Value)
2007	13.239	12.823	-3.14	133
2006	11.279	13.239	17.37	100
2005*	11.169	11.279	0.99	41

LargeCap Value III (f/k/a LargeCap Value)
2007	14.297	13.513	-5.49	1,842
2006	11.982	14.297	19.33	1,312
2005*	11.737	11.982	2.08	540

MidCap Blend (f/k/a MidCap)
2007	37.044	39.797	7.43	468
2006	33.034	37.044	12.14	343
2005*	30.660	33.034	7.74	147

MidCap Growth I (f/k/a MidCap Growth)
2007	12.063	13.118	8.74	155
2006	11.206	12.063	7.65	95
2005*	10.120	11.207	10.74	18

MidCap Value II (f/k/a MidCap Value)
2007	16.419	15.949	-2.86	723
2006	14.764	16.419	11.21	524
2005*	13.835	14.764	6.72	229

Money Market
2007	13.291	13.684	2.96	593
2006	12.940	13.291	2.72	370
2005*	12.840	12.940	0.78	189

Principal LifeTime 2010
2007	12.428	12.655	1.83	555
2006	11.273	12.428	10.25	436
2005*	10.824	11.273	4.15	222

Principal LifeTime 2020
2007	13.028	13.411	2.94	3,302
2006	11.524	13.028	13.06	1,978
2005*	10.987	11.524	4.89	602

Principal LifeTime 2030
2007	12.985	13.507	4.02	415
2006	11.519	12.985	12.73	234
2005*	11.004	11.519	4.68	90

Principal LifeTime 2040
2007	13.223	13.827	4.57	197
2006	11.699	13.223	13.03	103
2005*	11.147	11.699	4.95	30

Principal LifeTime 2050
2007	13.294	13.914	4.66	134
2006	11.726	13.294	13.38	92
2005*	11.175	11.726	4.94	39

Principal LifeTime Strategic Income
2007	11.933	11.962	0.24	264
2006	11.024	11.933	8.25	184
2005*	10.618	11.024	3.83	45

Real Estate Securities
2007	35.074	28.337	-19.21	165
2006	26.153	35.074	34.12	135
2005*	21.819	26.153	19.86	55

SAM Balanced For the Period Ended December 31, 2007**		10.272		967

SAM Conservative Balanced For the Period Ended December 31, 2007**		10.244		184

SAM Conservative Growth For the Period Ended December 31, 2007**		10.273		175

SAM Flexible Income For the Period Ended December 31, 2007***		10.181		15

	For Contracts with the Premium Payment Credit Rider
				Number of
	Accumulation Unit Value			Accumulation Units
			Percentage	Outstanding
	Beginning of		Change from	End of Period
Division	Period	End of Period	Prior Period	(in thousands)

SAM Strategic Growth For the Period Ended December 31, 2007**		10.267		207

Short-Term Bond
2007	10.110	10.229	1.17	2,463
2006	9.861	10.110	2.54	1,751
2005*	9.816	9.861	0.46	805

SmallCap Growth II (f/k/a SmallCap Growth)
2007	10.371	10.688	3.06	157
2006	9.694	10.371	6.98	111
2005*	9.100	9.694	6.53	32

SmallCap Value I (f/k/a SmallCap Value)
2007	25.054	22.252	-11.18	551
2006	21.511	25.054	16.48	373
2005*	20.405	21.511	5.42	152

West Coast Equity For the Period Ended December 31, 2007**		10.318		44

*	For the period from March 1, 2005, the date the Contract was first available, through December 31, 2005.
**	Commenced operation on January 12, 2007.

APPENDIX B — GMWB 1 EXAMPLES
These examples have been provided to assist you in understanding the various features of the Investor Protector Plus (“GMWB 1”) Rider and to demonstrate how premium payments received and withdrawals taken from the Contract affect the values and benefits under the GMWB 1 Rider. These examples are based on certain hypothetical assumptions and are for illustrative purposes only. These examples are not intended to serve as projections of future investment returns.

NOTE:	For the purpose of the following examples, a partial annuitization has the same effect as a partial surrender and both are referred to as a withdrawal in the following examples.
EXAMPLES WITHOUT EXCESS WITHDRAWALS
The examples without excess withdrawals assume the following:
•	the client is age 62.

•	initial premium payment = $100,000.

•	the withdrawal benefit bases prior to partial surrender = $100,000.

•	the remaining withdrawal benefit bases prior to partial surrender = $100,000.

•	Investment Back (7%) withdrawal benefit payment = $7,000.

•	For Life (5%) withdrawal benefit payment = $5,000.
Example 1
In contract year one, no withdrawals are taken.
     On the first contract anniversary:
•	a 5% GMWB bonus is credited to the withdrawal benefit bases. The credit is $100,000 x 0.05 = $5,000.

•	there is no GMWB Step-Up because the client is not eligible until the fifth contract anniversary following the rider effective date.

•	Investment Back:
-	the new Investment Back withdrawal benefit base is $100,000 + $5,000 = $105,000;

-	the new Investment Back remaining withdrawal benefit base is $100,000 + $5,000 = $105,000; and

-	the new Investment Back withdrawal benefit payment is $105,000 x 0.07 = $7,350.
•	For Life:
-	the new For Life withdrawal benefit base is $100,000 + $5,000 = $105,000;

-	the new For Life remaining withdrawal benefit base is base is $100,000 + $5,000 = $105,000; and

-	the new For Life withdrawal benefit payment is $105,000 x 0.05 = $5,250.
Example 2
In contract year one:
•	no withdrawals are taken.

•	the client makes a premium payment of $50,000.
     On the first contract anniversary:
•	a 5% GMWB bonus is credited to the withdrawal benefit bases. The credit is ($100,000 + $50,000) x 0.05 = $7,500.

•	there is no GMWB Step-Up because the client is not eligible until the fifth contract anniversary following the rider effective date.

•	Investment Back:
-	the new Investment Back withdrawal benefit base is $100,000 + $50,000 + $7,500 = $157,500;

-	the new Investment Back remaining withdrawal benefit base is $100,000 + $50,000 + $7,500 = $157,500; and

-	the new Investment Back withdrawal benefit payment is $157,500 x 0.07 = $11,025.
•	For Life:
-	the new For Life withdrawal benefit base is $100,000 + $50,000 + $7,500 = $157,500;

-	the new For Life remaining withdrawal benefit base is $100,000 + $50,000 + $7,500 = $157,500; and

-	the new For Life withdrawal benefit payment is $157,500 x 0.05 = $7,875.
Example 3
In contract year one, the client takes a withdrawal of $5,000.
     On the first contract anniversary,

•	Since a withdrawal was taken in contract year one, no GMWB bonus is credited.

•	there is no GMWB Step-Up because the client is not eligible until the fifth contract anniversary following the rider effective date.

•	Investment Back:
-	the Investment Back withdrawal benefit base remains the same ($100,000);

-	the new Investment Back remaining withdrawal benefit base is $100,000 - $5,000 = $95,000; and

-	the Investment Back withdrawal benefit payment for the next contract year remains the same ($100,000 x 0.07 = $7,000).
•	For Life
-	the For Life withdrawal benefit base remains the same ($100,000);

-	the new For Life remaining withdrawal benefit base is $100,000 - $5,000 = $95,000; and

-	the For Life withdrawal benefit payment for the next contract year remains the same ($100,000 x 0.05 = $5,000).
Example 4
In contract year one, no withdrawals are taken.
     On the first contract anniversary:
•	a 5% GMWB bonus is credited to the withdrawal benefit bases. The credit is $100,000 x 0.05 = $5,000.

•	there is no GMWB Step-Up because the client is not eligible until the fifth contract anniversary following the rider effective date.

•	Investment Back:
-	the new Investment Back withdrawal benefit base is $100,000 + $5,000 = $105,000;

-	the new Investment Back remaining withdrawal benefit base is $100,000 + $5,000 = $105,000; and

-	the new Investment Back withdrawal benefit payment is $105,000 x 0.07 = $7,350.
•	For Life:
-	the new For Life withdrawal benefit base is $100,000 + $5,000 = $105,000;

-	the new For Life remaining withdrawal benefit base is base is $100,000 + $5,000 = $105,000; and

-	the new For Life withdrawal benefit payment is $105,000 x 0.05 = $5,250.
     In contract year two, the client takes a withdrawal of $5,000.
     On the second contract anniversary,
•	Since a withdrawal was taken in contract year two, no GMWB bonus is credited.

•	there is no GMWB Step-Up because the client is not eligible until the fifth contract anniversary following the rider effective date.

•	Investment Back:
-	the Investment Back withdrawal benefit base remains the same ($105,000);

-	the new Investment Back remaining withdrawal benefit base is $105,000 - $5,000 = $100,000; and

-	the Investment Back withdrawal benefit payment for the next contract year remains the same ($7,350).
•	For Life
-	the For Life withdrawal benefit base remains the same ($105,000);

-	the new For Life remaining withdrawal benefit base is $105,000 - $5,000 = $100,000; and

-	the For Life withdrawal benefit payment for the next contract year remains the same ($5,250).
     In contract year three, no withdrawals are taken.
     On the third contract anniversary,
•	Since a withdrawal was taken in contract year two, no GMWB bonus is credited.

•	there is no GMWB Step-Up because because the client is not eligible until the fifth contract anniversary following the rider effective date.

•	Investment Back:
-	the Investment Back withdrawal benefit base remains the same ($105,000);

-	the Investment Back remaining withdrawal benefit base remains the same ($100,000); and

-	the Investment Back withdrawal benefit payment for the next contract year remains the same ($7,350).
•	For Life
-	the For Life withdrawal benefit base remains the same ($105,000);

-	the For Life remaining withdrawal benefit base remains the same ($100,000); and

-	the For Life withdrawal benefit payment for the next contract year remains the same ($5,250).

Example 5
In each of the first five contract years, the client takes a withdrawal of $5,000. No GMWB Bonus is credited since a withdrawal was taken in contract year one. On the fifth contract anniversary, the client will receive GMWB Step-Up if the Contract’s accumulated value is greater than the Investment Back remaining withdrawal benefit base.

If the accumulated value on the fifth
contract anniversary is:	$90,000	$110,000

Investment Back
Prior to step-up
Withdrawal Benefit Base	= $100,000	= $100,00
Withdrawal Benefit Payment	= $100,000 x 0.07 = $7,000	= $100,000 x 0.07 = $7,000
Remaining Withdrawal Benefit Base	= $75,000	= $75,000

After step-up
Withdrawal Benefit Base	= $90,000	= $110,000
Withdrawal Benefit Payment	= $90,000 x 0.07 = $6,300	= $110,000 x 0.07 = $7,700
Remaining Withdrawal Benefit Base	= $90,000	= $110,000

For Life
Prior to step-up
Withdrawal Benefit Base	= $100,000	= $100,000
Withdrawal Benefit Payment	= $100,000 x 0.05 = $5,000	= $100,000 x 0.05 = $5,000
Remaining withdrawal Benefit Base	= $75,000	= $75,000

After step-up
Withdrawal Benefit Base	= $90,000	= $110,000
Withdrawal Benefit Payment	= $90,000 x 0.05 = $4,500	= $110,000 x 0.05 = $5,500
Remaining Withdrawal Benefit Base	= $90,000	= $110,000
EXAMPLES WITH EXCESS WITHDRAWALS
The excess withdrawal examples assume the following:
•	the client is age 62.
•	the initial premium payment is $100,000.
•	the Investment Back and For Life withdrawal benefit bases prior to partial surrender = $100,000.
•	the remaining withdrawal benefit bases prior to withdrawal = $100,000.
•	Investment Back (7%) withdrawal benefit payment = $7,000.
•	For Life (5%) withdrawal benefit payment = $5,000
•	Withdrawal taken = $8,000.
-	excess amount under the Investment Back withdrawal option is $1,000; and

-	excess amount under the For Life withdrawal option is $3,000.
Example 6
In this example, assume the accumulated value prior to the withdrawal is $90,000.
Withdrawal Benefit Base Calculation
On the contract anniversary following the withdrawal, the withdrawal benefit base is adjusted for any excess withdrawals.
     Investment Back
     The amount of the adjustment* is $1,204.82. The new Investment Back withdrawal benefit base is $100,000 - $1,204.82 = $98,795.18.
     *The amount of the adjustment for the excess withdrawal is the greater of a. or b. where:
a.	is $1,000 (the amount of the excess withdrawal); and

b.	is $1,204.82 (the result of (1. divided by 2.) multiplied by 3.) where:
1.	is the amount of the withdrawal greater than the Investment Back withdrawal benefit payment available prior to the withdrawal ($1,000);

2.	is the accumulated value after the Investment Back withdrawal benefit payment is deducted but prior to the withdrawal of the excess amount ($90,000 - $7,000); and

3.	is the Investment Back withdrawal benefit base prior to the adjustment for the excess amount ($100,000).

     For Life
     The amount of the adjustment* is $3,529.41. The new For Life withdrawal benefit base is $100,000 - $3,529.41 = $96,470.59.
     *The amount of the adjustment for the excess withdrawal is the greater of (a) or (b) where:
a.	is $3,000 (the amount of the excess withdrawal); and

b.	is $3,529.41 (the result of (1. divided by 2.) multiplied by 3.) where:
1.	is the amount of the withdrawal greater than the For Life withdrawal benefit payment available prior to the withdrawal ($3,000);

2.	is the accumulated value after the For Life withdrawal benefit payment is deducted but prior to the withdrawal of the excess amount ($90,000 - $5,000); and

3.	is the For Life withdrawal benefit base prior to the adjustment for the excess amount ($100,000).
Remaining Withdrawal Benefit Base Calculation
The remaining withdrawal benefit base is adjusted when withdrawals are taken.
Investment Back

The amount of the adjustment* is $8,120.48 (the amount of the Investment Back withdrawal benefit payment plus the excess withdrawal). The new Investment Back remaining withdrawal benefit base is $100,000 - $8,120.48 = $91,879.52.
*The amount of the adjustment is a. plus b. where:
a.	is $7,000 (the actual amount withdrawn that does not exceed the Investment Back withdrawal benefit payment); and

b.	is $1,120.48 (a proportionate reduction for the excess withdrawal). The amount of the proportionate reduction is the greater of 1. or 2. where:
1.	is $1,000 (the amount of the excess withdrawal); and

2.	is $1,120.48 (the result of (i. divided by ii.) multiplied by iii.) where;
i.	is the amount of the withdrawal greater than the Investment Back withdrawal benefit payment available prior to the withdrawal ($1,000);

ii.	is the accumulated value after the Investment Back withdrawal benefit payment is deducted but prior to the withdrawal of the excess amount ($90,000 - $7,000); and

iii.	is the Investment Back remaining withdrawal benefit base after the Investment Back withdrawal benefit payment is deducted but prior to the adjustment for the excess amount ($100,000 - $7,000).
For Life
The amount of the adjustment* is $8,352.94 (the amount of the For Life withdrawal benefit payment plus the excess withdrawal). The new For Life remaining withdrawal benefit base is $100,000 - $8,352.94 = $91,647.06.
     *The amount of the adjustment is a. plus b. where
a.	is $5,000 (the actual amount withdrawn that does not exceed the For Life withdrawal benefit payment); and

b.	is $3,352.94 (a proportionate reduction for the excess withdrawal). The amount of the proportionate reduction is the greater of 1. or 2. where:
1.	is $3,000 (the amount of the excess withdrawal); and

2.	is $3,352.94 (the result of (i. divided by ii.) multiplied by iii.) where;
i.	is the amount of the withdrawal greater than the For Life withdrawal benefit payment available prior to the withdrawal ($3,000);

ii.	is the accumulated value after the For Life withdrawal benefit payment is deducted but prior to the withdrawal of the excess amount ($90,000 - $5,000); and

iii.	is the For Life remaining withdrawal benefit base after the For Life withdrawal benefit payment is deducted but prior to the adjustment for the excess amount ($100,000 - $5,000).
Withdrawal Benefit Payment Calculation (for the next contract year)
The withdrawal benefit payment is the new withdrawal benefit base (calculated on the contract anniversary) multiplied by the associated percentage. The For Life withdrawal benefit payment percentage is locked-in at 5%.
     Investment Back
     The new Investment Back withdrawal benefit payment is $98,795.18 x 0.07 = $6,915.66.

     For Life
     The new “Single Life” For Life withdrawal benefit payment is $96,470.59 x 0.05 = $4,823.53.
Example 7
In this example, assume the accumulated value prior to the withdrawal is $110,000.
Withdrawal Benefit Base Calculation
On the contract anniversary following the withdrawal, the withdrawal benefit bases are adjusted for any excess withdrawals.
     Investment Back
     The amount of the adjustment* is $1,000 (the amount of the excess withdrawal). The new Investment Back withdrawal benefit base is      $100,000 - $1,000 = $99,000.
      * The amount of the adjustment for excess withdrawal is the greater of a. or b. where;
a.	is $1,000 (the amount of the excess withdrawal); and

b.	is $970.87 (the result of (1. divided by 2.) multiplied by 3.) where:
1.	is the amount of the withdrawal greater than the Investment Back withdrawal benefit payment available prior to the withdrawal ($1,000);

2.	is the accumulated value after the Investment Back withdrawal benefit payment is deducted but prior to the withdrawal of the excess amount ($110,000 minus $7,000); and

3.	is the Investment Back withdrawal benefit base prior to the adjustment for the excess amount ($100,000)
For Life
The amount of the adjustment* is $3,000 (the amount of the excess withdrawal). The new For Life withdrawal benefit base is $100,000 - $3,000 = $97,000.
     *The amount of the adjustment for excess withdrawal is the greater of a. or b. where:
a.	is $3,000 (the amount of the excess withdrawal); and

b.	is $2,857.14 (the result of (1. divided by 2.) multiplied by 3.) where:
1.	is the amount of the withdrawal greater than the For Life withdrawal benefit payment available prior to the withdrawal ($3,000);

2.	is the accumulated value after the For Life withdrawal benefit payment is deducted but prior to the withdrawal of the excess amount ($110,000 minus $5,000); and

3.	is the For Life withdrawal benefit base prior to the adjustment for the excess amount ($100,000).
Remaining Withdrawal Benefit Base Calculation
The remaining withdrawal benefit base is adjusted when withdrawals are taken.
Investment Back

The amount of the adjustment* is $8,000 (the amount of the Investment Back withdrawal benefit payment plus the excess withdrawal). The new Investment Back remaining withdrawal benefit base is $100,000 - $8,000 = $92,000.
*The amount of the adjustment is a. plus b. where:
a.	is $7,000 (the actual amount withdrawn that does not exceed the Investment Back withdrawal benefit payment ); and

b.	is $1,000 (a proportionate reduction for the excess withdrawal). The amount of the proportionate reduction is the greater of 1. or 2. where:
1.	is $1,000 (the amount of the excess withdrawal); and

2.	is $902.91 (the result of (i. divided by ii.) multiplied by iii.) where:
i.	is the amount of the withdrawal greater than the Investment Back withdrawal benefit payment available prior to the withdrawal ($1,000);

ii.	is the accumulated value after the Investment Back withdrawal benefit payment is deducted but prior to the withdrawal of the excess amount ($110,000 - $7,000); and

iii.	is the Investment Back remaining withdrawal benefit base after the Investment Back withdrawal benefit payment is deducted but prior to the adjustment for the excess amount ($100,000 - $7,000).
For Life
The amount of the adjustment* is $8,000 (the amount of the For Life withdrawal benefit payment plus the excess withdrawal). The new For Life remaining withdrawal benefit base is $100,000 - $8,000 = $92,000.

     *The amount of the adjustment is a. plus b. where:
a.	is $5,000 — the actual amount withdrawn that does not exceed the For Life withdrawal benefit payment ; and

b.	is $3,000 — a proportionate reduction for the excess withdrawal. The amount of the proportionate reduction is the greater of 1. or 2. where:
1.	is $3,000 (the amount of the excess withdrawal); and

2.	is $2,714.28 (the result of (i. divided by ii.) multiplied by iii.) where:
i.	is the amount of the withdrawal greater than the For Life withdrawal benefit payment available prior to the withdrawal ($3,000);

ii.	is the accumulated value after the For Life withdrawal benefit payment is deducted but prior to the withdrawal of the excess amount ($110,000 - $5,000); and

iii.	is the For Life remaining withdrawal benefit base after the For Life withdrawal benefit payment is deducted but prior to the adjustment for the excess amount ($100,000 - $5,000).
Withdrawal Benefit Payment Calculation (for the next contract year)
The withdrawal benefit payment is the new withdrawal benefit base (calculated on the contract anniversary) multiplied by the associated percentage. The For Life withdrawal benefit payment percentage is locked-in at 5%.
     Investment Back
     The new Investment Back withdrawal benefit payment is $99,000 x 0.07 = $6,930.
     For Life
     The new For Life withdrawal benefit payment is $97,000 x 0.05 = $4,850.

APPENDIX C — GMWB 2-SL AND GMWB 2-SL/JL EXAMPLES
These examples have been provided to assist you in understanding the various features of the GMWB 2-SL and the GMWB 2-SL/JL Riders (together, the “GMWB 2 Rider”) and to demonstrate how premium payments received and withdrawals taken from the Contract affect the values and benefits under the GMWB 2 Rider. These examples are based on certain hypothetical assumptions and are for illustrative purposes only. These examples are not intended to serve as projections of future investment returns.

NOTE:	For the purpose of the following examples, a partial annuitization has the same effect as a partial surrender and both are referred to as a withdrawal in the following examples.
EXAMPLES WITHOUT EXCESS WITHDRAWALS
The examples without excess withdrawals assume the following:
•	the client is age 62 and the client’s spouse is age 60 on the rider effective date.
•	initial premium payment = $100,000.
•	the withdrawal benefit bases prior to partial surrender = $100,000.
•	the remaining withdrawal benefit bases prior to partial surrender = $100,000.
•	Investment Back (7%) withdrawal benefit payment = $7,000.
•	“Single Life” For Life (5%) withdrawal benefit payment = $5,000, if withdrawals start prior to the client attaining age 70.
•	“Joint Life” For Life (4.5%) withdrawal benefit payment = $4,500, if withdrawals start prior to the spouse attaining age 70.
Example 1
In contract year one, no withdrawals are taken and no For Life withdrawal benefit payment election has been designated. Because the client has not made a For Life withdrawal benefit payment election, we automatically calculate the For Life withdrawal benefit payment as “Single Life”.
     On the first contract anniversary:
•	a 7% GMWB bonus is credited to the withdrawal benefit base. The credit is $100,000 x 0.07 = $7,000.

•	there is no GMWB Step-Up because the withdrawal benefit bases after the bonus is credited are larger than the Contract’s accumulated value.

•	Investment Back:
-	the new Investment Back withdrawal benefit base is $100,000 + 7,000 = $107,000;

-	the new Investment Back remaining withdrawal benefit base is $100,000 + 7,000 = $107,000; and

-	the new Investment Back withdrawal benefit payment is $107,000 x 0.07 = $7,490.
•	For Life:
-	the new For Life withdrawal benefit base is $100,000 + 7,000 = $107,000;

-	the new For Life remaining withdrawal benefit base is base is $100,000 + 7,000 = $107,000; and

-	the new “Single Life” For Life withdrawal benefit payment is $107,000 x 0.05 = $5,350.
Example 2
In contract year one:
•	no withdrawals are taken and no For Life withdrawal benefit payment election has been designated. Because the client has not made a For Life withdrawal benefit payment election, we automatically calculate the For Life withdrawal benefit payment as “Single Life”.

•	the client makes a premium payment of $50,000.
     On the first contract anniversary:
•	a 7% GMWB bonus is credited to the withdrawal benefit base. The credit is ($100,000 + $50,000) x 0.07 = $10,500.

•	there is no GMWB Step-Up because the withdrawal benefit bases after the bonus is credited are larger than the Contract’s accumulated value.

•	Investment Back:
-	the new Investment Back withdrawal benefit base is $100,000 + $50,000 + $10,500 = $160,500;

-	the new Investment Back remaining withdrawal benefit base is $100,000 + $50,000 + $10,500 = $160,500; and

-	the new Investment Back withdrawal benefit payment is $160,500 x 0.07 = $11,235.
•	For Life:

-	the new For Life withdrawal benefit base is $100,000 + $50,000 + $10,500 = $160,500;

-	the new For Life remaining withdrawal benefit base is $100,000 + $50,000 + $10,500 = $160,500; and

-	the new “Single Life” For Life withdrawal benefit payment is $160,500 x 0.05 = $8,025.
Example 3
In contract year one, the client elects the “Joint Life” For Life withdrawal benefit payment and takes a withdrawal of $4,500. The “Joint Life” For Life withdrawal benefit payment percentage is locked-in at 4.5%.
     On the first contract anniversary,
•	Since a withdrawal was taken in contract year one, no GMWB bonus is credited.

•	there is no GMWB Step-Up because the withdrawal benefit bases after the bonus is credited are larger than the Contract’s accumulated value.

•	Investment Back:
-	the withdrawal benefit base remains the same ($100,000);

-	the new remaining withdrawal benefit base is $100,000 - $4,500 = $95,500; and

-	the withdrawal benefit payment for the next contract year remains the same ($100,000 x 0.07 = $7,000).
•	For Life
-	the For Life withdrawal benefit base remains the same ($100,000);

-	the new For Life remaining withdrawal benefit base is $100,000 - $4,500 = $95,500; and

-	the “Joint Life” For Life withdrawal benefit payment for the next contract year remains the same ($100,000 x 0.045 = $4,500).
Example 4
In contract year one, no withdrawals are taken and no For Life withdrawal benefit payment election has been designated. Because the client has not made a For Life withdrawal benefit payment election, we automatically calculate For Life withdrawal benefit payment as “Single Life”.
     On the first contract anniversary:
•	a 7% GMWB bonus is credited to the withdrawal benefit bases. The credit is $100,000 x 0.07 = $7,000.

•	there is no GMWB Step-Up because the withdrawal benefit bases after the bonus is credited are larger than the Contract’s accumulated value.

•	Investment Back:
-	the new Investment Back withdrawal benefit base is $100,000 + 7,000 = $107,000;

-	the new Investment Back remaining withdrawal benefit base is $100,000 + 7,000 = $107,000; and

-	the new Investment Back withdrawal benefit payment is $107,000 x 0.07 = $7,490.
•	For Life:
-	the new For Life withdrawal benefit base is $100,000 + 7,000 = $107,000;

-	the new For Life remaining withdrawal benefit base is base is $100,000 + 7,000 = $107,000; and

-	the new “Single Life” For Life withdrawal benefit payment is $107,000 x 0.05 = $5,350.
In contract year two, the client elects the “Joint Life” For Life withdrawal benefit payment and takes a withdrawal of $4,500. The “Joint Life” For Life withdrawal benefit payment percentage is locked-in at 4.5%.
On the second contract anniversary,
•	Since a withdrawal was taken in contract year two, no GMWB bonus is credited.

•	there is no GMWB Step-Up because the withdrawal benefit bases are larger than the Contract’s accumulated value.

•	Investment Back:
-	the Investment Back withdrawal benefit base remains the same ($107,000);

-	the new Investment Back remaining withdrawal benefit base is $107,000 - $4,500 = $102,500; and

-	the Investment Back withdrawal benefit payment for the next contract year remains the same ($107,000 x 0.07 = $7,490).
•	For Life
-	the For Life withdrawal benefit base remains the same ($107,000);

-	the new For Life remaining withdrawal benefit base is $107,000 - $4,500 = $102,500; and

-	the “Joint Life” For Life withdrawal benefit payment for the next contract year is $107,000 x 0.045 = $4,815.
In contract year three, no withdrawals are taken. The “Joint Life” For Life withdrawal benefit payment percentage remains locked-in at 4.5%.

     On the third contract anniversary,
•	Since a withdrawal was taken in contract year two, no GMWB bonus is credited.

•	there is no GMWB Step-Up because the withdrawal benefit bases are larger than the Contract’s accumulated value.

•	Investment Back:
-	the Investment Back withdrawal benefit base remains the same ($107,000);

-	the Investment Back remaining withdrawal benefit base remains the same ($102,500); and

-	the Investment Back withdrawal benefit for the next contract year remains the same ($107,000 x 0.07 = $7,490).
•	For Life
-	the For Life withdrawal benefit base remains the same ($107,000);

-	the For Life remaining withdrawal benefit base remains the same ($102,500); and

-	the “Joint Life” For Life withdrawal benefit payment for the next contract year remains the same ($107,000 x 0.045 = $4,815).
Example 5
The client elects the “Single Life” For Life withdrawal benefit payment, and in each of the first two contract years, takes a withdrawal of $5,000. Assume there is no GMWB Step-Up on the first contract anniversary. On the 2nd contract anniversary, the client will receive GMWB Step-Up if the Contract’s accumulated value is greater than the applicable withdrawal benefit base.

If the accumulated value on the second
contract anniversary is:	$95,000	$110,000

Investment Back
Prior to step-up
Withdrawal Benefit Base	= $100,000	= $100,00
Withdrawal Benefit Payment	= $100,000 x 0.07 = $7,000	= $100,000 x 0.07 = $7,000
Remaining Withdrawal Benefit Base	= $90,000	= $90,000

After step-up
Withdrawal Benefit Base	= $100,000	= $110,000
Withdrawal Benefit Payment	= $100,000x0.07 = $7,000	= $110,000 x 0.07 = $7,700
Remaining Withdrawal Benefit Base	= $90,000	= $110,000

For Life (“Single Life”)
Prior to step-up
Withdrawal Benefit Base	= $100,000	= $100,000
Withdrawal Benefit Payment	= $100,000 x 0.05 = $5,000	= $100,000 x 0.05 = $5,000
Remaining withdrawal Benefit Base	= $90,000	= $90,000

After step-up
Withdrawal Benefit Base	= $100,000	= $110,000
Withdrawal Benefit Payment	= $100,000 x 0.05 = $5,000	= $110,000 x 0.05 = $5,500
Remaining Withdrawal Benefit Base	= $95,000	= $110,000
EXAMPLES WITH EXCESS WITHDRAWALS
The excess withdrawal examples assume the following:
•	the client is age 62 and elected “Single Life” For Life withdrawal benefit payments at the first withdrawal and therefore, locks-in the “Single Life” For Life withdrawal benefit payment percentage at 5%.
•	the initial premium payment is $100,000.
•	the withdrawal benefit bases prior to partial surrender = $100,000.
•	the remaining withdrawal benefit bases prior to partial surrender = $100,000.
•	Investment Back (7%) withdrawal benefit payment = $7,000.
•	“Single Life” For Life (5%) withdrawal benefit payment = $5,000
•	Withdrawal taken = $8,000.
-	excess amount under the Investment Back withdrawal option is $1,000; and

-	excess amount under the For Life withdrawal option is $3,000.
Example 6

In this example, assume the accumulated value prior to the withdrawal is $90,000.
Withdrawal Benefit Base Calculation
On the contract anniversary following the withdrawal, the withdrawal benefit base is adjusted for any excess withdrawals.
Investment Back
The amount of the adjustment* is $1,204.82. The new Investment Back withdrawal benefit base is $100,000 - $1,204.82 = $98,795.18.
     *The amount of the adjustment for the excess withdrawal is the greater of a. or b. where:
a.	is $1,000 (the amount of the excess withdrawal); and

b.	is $1,204.82 (the result of (1. divided by 2.) multiplied by 3.) where:
1.	is the amount of the withdrawal greater than the Investment Back withdrawal benefit payment remaining prior to the withdrawal ($1,000);

2.	is the accumulated value after the Investment Back withdrawal benefit payment is deducted but prior to the withdrawal of the excess amount ($90,000 - $7,000); and

3.	is the Investment Back withdrawal benefit base prior to the adjustment for the excess amount ($100,000).
     For Life
The amount of the adjustment* is $3,529.41. The new For Life withdrawal benefit base is $100,000 - $3,529.41 = $96,470.59.
*The amount of the adjustment for the excess withdrawal is the greater of (a) or (b) where:
a.	is $3,000 (the amount of the excess withdrawal); and

b.	is $3,529.41 (the result of (1. divided by 2.) multiplied by 3.) where:
1.	is the amount of the withdrawal greater than the “Single Life” For Life withdrawal benefit payment remaining prior to the withdrawal ($3,000);

2.	is the accumulated value after the “Single Life” For Life withdrawal benefit payment is deducted but prior to the withdrawal of the excess amount ($90,000 - $5,000); and

3.	is the For Life withdrawal benefit base prior to the adjustment for the excess amount ($100,000).
Remaining Withdrawal Benefit Base Calculation
The remaining withdrawal benefit base is adjusted when withdrawals are taken.
Investment Back
The amount of the adjustment* is $8,120.48 (the amount of the Investment Back withdrawal benefit plus the excess withdrawal). The new Investment Back remaining withdrawal benefit base is $100,000 - $8,120.48 = $91,879.52.
*The amount of the adjustment is a. plus b. where:
a.	is $7,000 (the actual amount withdrawn that does not exceed the Investment Back withdrawal benefit payment); and

b.	is $1,120.48 (a proportionate reduction for the excess withdrawal). The amount of the proportionate reduction is the greater of 1. or 2. where:
1.	is $1,000 (the amount of the excess withdrawal); and

2.	is $1,120.48 (the result of (i. divided by ii.) multiplied by iii.) where;
i.	is the amount of the withdrawal greater than the Investment Back withdrawal benefit payment available prior to the withdrawal ($1,000);

ii.	is the accumulated value after the Investment Back withdrawal benefit payement is deducted but prior to the withdrawal of the excess amount ($90,000 - $7,000); and

iii.	is the Investment Back remaining withdrawal benefit base after the Investment Back withdrawal benefit payment is deducted but prior to the adjustment for the excess amount ($100,000 - $7,000).
For Life
The amount of the adjustment* is $8,352.94 (the amount of the “Single Life” For Life withdrawal benefit payment plus the excess withdrawal). The new For Life remaining withdrawal benefit base is $100,000 - $8,352.94 = $91,647.06.
*The amount of the adjustment is a. plus b. where
a.	is $5,000 (the actual amount withdrawn that does not exceed the “Single Life” For Life withdrawal benefit payment); and

b.	is $3,352.94 (a proportionate reduction for the excess withdrawal). The amount of the proportionate reduction is the greater of 1. or 2. where:
1.	is $3,000 (the amount of the excess withdrawal); and

2.	is $3,352.94 (the result of (i. divided by ii.) multiplied by iii.) where;
i.	is the amount of the withdrawal greater than the “Single Life” For Life withdrawal benefit payment remaining prior to the withdrawal ($3,000);

ii.	is the accumulated value after the “Single Life” For Life withdrawal benefit payment is deducted but prior to the withdrawal of the excess amount ($90,000 - $5,000); and

iii.	is the For Life remaining withdrawal benefit base after the “Single Life” For Life withdrawal benefit payment is deducted but prior to the adjustment for the excess amount ($100,000 - $5,000).
Withdrawal Benefit Payment Calculation (for the next contract year)
The withdrawal benefit payment is the new withdrawal benefit base (calculated on the contract anniversary) multiplied by the associated percentage. The “Single Life” For Life withdrawal benefit payment percentage is locked-in at 5%.
Investment Back
The new Investment Back withdrawal benefit payment is $98,795.18 x 0.07 = $6,915.66.
For Life
The new “Single Life” For Life withdrawal benefit payment is $96,470.59 x 0.05 = $4,823.53.
Example 7
In this example, assume the accumulated value prior to the withdrawal is $110,000.
Withdrawal Benefit Base Calculation
On the contract anniversary following the withdrawal, the withdrawal benefit base is adjusted for any excess withdrawals.
Investment Back
The amount of the adjustment* is $1,000 (the amount of the excess withdrawal). The new Investment Back withdrawal benefit base is $100,000 - $1,000 = $99,000.
*The amount of the adjustment for excess withdrawal is the greater of a. or b. where;
a.	is $1,000 (the amount of the excess withdrawal); and

b.	is $970.87 (the result of (1. divided by 2.) multiplied by 3.) where:
1.	is the amount of the withdrawal greater than the Investment Back withdrawal benefit payment available prior to the withdrawal ($1,000);

2.	is the accumulated value after the Investment Back withdrawal benefit payment is deducted but prior to the withdrawal of the excess amount ($110,000 minus $7,000); and

3.	is the Investment Back withdrawal benefit base prior to the adjustment for the excess amount ($100,000)
For Life
The amount of the adjustment* is $3,000 (the amount of the excess withdrawal). The new For Life withdrawal benefit base is $100,000 - $3,000 = $97,000.
*The amount of the adjustment for excess withdrawal is the greater of a. or b. where:
a.	is $3,000 (the amount of the excess withdrawal); and

b.	is $2,857.14 (the result of (1. divided by 2.) multiplied by 3.) where:
1.	is the amount of the withdrawal greater than the “Single Life” For Life withdrawal benefit payment available prior to the withdrawal ($3,000);

2.	is the accumulated value after the “Single Life” For Life withdrawal benefit payment is deducted but prior to the withdrawal of the excess amount ($110,000 minus $5,000); and

3.	is the For Life withdrawal benefit base prior to the adjustment for the excess amount ($100,000).
Remaining Withdrawal Benefit Base Calculation
The remaining withdrawal benefit base is adjusted when withdrawals are taken.
Investment Back
The amount of the adjustment* is $8,000 (the amount of the Investment Back withdrawal benefit payment plus the excess withdrawal). The new Investment Back remaining withdrawal benefit base is $100,000 - $8,000 = $92,000.

*The amount of the adjustment is a. plus b. where:
a.	is $7,000 (the actual amount withdrawn that does not exceed the Investment Back withdrawal benefit payment); and

b.	is $1,000 (a proportionate reduction for the excess withdrawal). The amount of the proportionate reduction is the greater of 1. or 2. where:
1.	is $1,000 (the amount of the excess withdrawal); and

2.	is $902.91 (the result of (i. divided by ii.) multiplied by iii.) where:
i.	is the amount of the withdrawal greater than the Investment Back withdrawal benefit payment available prior to the withdrawal ($1,000);

ii.	is the accumulated value after the Investment Back withdrawal benefit payment is deducted but prior to the withdrawal of the excess amount ($110,000 - $7,000); and

iii.	is the Investment Back remaining withdrawal benefit base after the Investment Back withdrawal benefit payment is deducted but prior to the adjustment for the excess amount ($100,000 - $7,000).
For Life The amount of the adjustment* is $8,000 (the amount of the “Single Life” For Life withdrawal benefit payment plus the excess withdrawal). The new For Life remaining withdrawal benefit base is $100,000 - $8,000 = $92,000.
*The amount of the adjustment is a. plus b. where:
a.	is $5,000 - the actual amount withdrawn that does not exceed the “Single Life” For Life withdrawal benefit payment; and

b.	is $3,000 - a proportionate reduction for the excess withdrawal. The amount of the proportionate reduction is the greater of 1. or 2. where:
1.	is $3,000 (the amount of the excess withdrawal); and

2.	is $2,714.28 (the result of (i. divided by ii.) multiplied by iii.) where:
i.	is the amount of the withdrawal greater than the “Single Life” For Life withdrawal benefit payment available prior to the withdrawal ($3,000);

ii.	is the accumulated value after the “Single Life” For Life withdrawal benefit payment is deducted but prior to the withdrawal of the excess amount ($110,000 - $5,000); and

iii.	is the For Life remaining withdrawal benefit base after the “Single Life” For Life withdrawal benefit payment is deducted but prior to the adjustment for the excess amount ($100,000 - $5,000).
Withdrawal Benefit Payment Calculation (for the next contract year)
The withdrawal benefit payment is the new withdrawal benefit base (calculated on the contract anniversary) multiplied by the associated percentage. The “Single Life” For Life withdrawal benefit payment percentage is locked-in at 5%.
Investment Back
The new Investment Back withdrawal benefit payment is $99,000 x 0.07 = $6,930.
For Life
The new “Single Life” For Life withdrawal benefit payment is $97,000 x 0.05 = $4,850.

APPENDIX D — GMWB INVESTMENT OPTIONS
GMWB INVESTMENT OPTIONS
While a GMWB rider is in effect, the investment options you may select are restricted. The limited investment options available under a GMWB rider are intended to support the rider’s guarantees with balanced investment objectives. If your investment goal is aggressive growth, a GMWB rider may not be appropriate for you.
You must allocate 100% of your Separate Account division accumulated value and premium payments to one of the following GMWB Models or Separate Account divisions (the “GMWB investment options”):

•	one of the GMWB Select Models as described below;

•	one of the GMWB Self-Build Models as described below;

•	the Principal LifeTime 2010 Account;

•	the Principal LifeTime 2020 Account;

•	the Principal LifeTime Strategic Income Account;

•	Strategic Asset Management Balanced Portfolio;

•	Strategic Asset Management Conservative Balanced Portfolio; or

•	Strategic Asset Management Flexible Income Portfolio.
A GMWB rider does not restrict allocations to the Fixed or DCA Accounts.
For more information about GMWB Select Models or GMWB Self-Build Models, please see below. For more information about Principal LifeTime Accounts and Strategic Asset Management (SAM) Portfolios, please see the prospectus sections titled “THE CONTRACT — The Underlying Mutual Funds”, “TABLE OF SEPARATE ACCOUNT DIVISIONS” and “SUMMARY OF EXPENSE INFORMATION — Annual Underlying Mutual Fund Expenses” and the underlying fund’s prospectus provided with this prospectus. For more information about the Fixed and DCA Accounts, please see “FIXED ACCOUNT AND DCA PLUS ACCOUNTS”.
We reserve the right to modify the list of available GMWB investment options, subject to compliance with applicable regulations and prior written notice to you.
You may transfer from one available GMWB investment option to another by moving 100% of your Separate Account division accumulated value to one of the other GMWB investment options available at the time of the transfer. You may make a transfer by providing us notice (the change is effective on the next valuation period after we receive your notice).
Your GMWB rider will terminate if you allocate premium payments or transfer your Separate Account division accumulated value to an investment option that is not a permitted GMWB investment option. By electing a GMWB rider, you acknowledge that we will not be responsible for any financial loss or tax obligation that you incur owing to termination of your GMWB rider because you violated the GMWB investment restrictions.
GMWB Select Models
You may select one of the three GMWB Select Models shown below. If you choose a GMWB Select Model, you are directing us to allocate your premium payments and Separate Account division accumulated value according to the allocation percentages shown in the chart below. In addition, you are directing us to automatically rebalance the Separate Account division accumulated value each calendar quarter to match the allocation percentages of your chosen GMWB Select Model.
GMWB SELECT MODELS

Names	Model A	Model B	Model C
Short Term Fixed Income	30%	20%	10%
Short-Term Bond	30%	20%	10%
Fixed Income	40%	30%	20%
Bond (n/k/a Bond and Mortgage Securities)	15%	15%	10%
Government & High Quality Bond	15%	10%	N/A
American Century VP Inflation Protection	10%	5%	10%
Large US Equity	20%	25%	30%

Names	Model A	Model B	Model C
Large Cap Blend	10%	10%	10%
LargeCap Blend (n/k/a LargeCap Blend II)	10%	10%	10%
Large Cap Value	0%	5%	10%
LargeCap Value (n/k/a LargeCap Value III)	N/A	5%	10%
Large Cap Growth	10%	10%	10%
American Century Ultra	10%	10%	10%
Small/Mid US Equity	0%	5%	15%
MidCap Value	0%	0%	5%
MidCap Value (n/k/a MidCap Value II)	NA	NA	5%
MidCap Blend	0%	5%	5%
MidCap (n/k/a MidCap Blend)	N/A	5%	5%
Small Cap	0%	0%	5%
SmallCap Value (n/k/a SmallCap Value I)	N/A	N/A	5%
Balanced/Asset Allocation	10%	15%	20%
Equity Income I (n/k/a Equity Income)	10%	15%	20%
International Equity	0%	5%	5%
Fidelity Overseas	NA	5%	5%
For more information about divisions named in the GMWB Select Models above, please see the prospectus sections titled “THE CONTRACT — The Underlying Mutual Funds”, “TABLE OF SEPARATE ACCOUNT DIVISIONS” and “SUMMARY OF EXPENSE INFORMATION — Annual Underlying Mutual Fund Expenses” and the underlying fund’s prospectus provided with this prospectus.
GMWB Self-Build Models
You may select one of the three GMWB Self-Build Models shown below. The GMWB Self-Build Models provide you limited ability to select the Separate Account divisions for allocation using certain guidelines that we provide. To “build your model,” you pick Separate Account divisions from each of the asset classes in the model. The amount you may allocate in each asset class is set out in the tables below. Your division allocation percentages may not exceed the asset class percentages of your GMWB Self-Build Model. The sum of the percentages you invest in the asset classes must total 100%.
If you choose a GMWB Self-Build Model, you are directing us to allocate your Separate Account division accumulated value and premium payments according to the allocation percentages you have set. In addition, you are directing us to automatically rebalance your Separate Account division accumulated value each calendar quarter to match the allocation percentages you set in your GMWB Self-Build Model. You may transfer among the divisions within a asset class as long as your allocations for that asset class equal the percentage established by your chosen GMWB Self-Build Model, and you adhere to the transfer provisions of your Contract (See THE CONTRACT — The Accumulation Period, Division Transfers and GENERAL PROVISIONS — Frequent Trading and Market Timing (Abusive Trading Practices)).
GMWB SELF-BUILD MODELS

	Model	Model	Model
Names	A	B	C
Short Term Fixed Income	30%	20%	10%
Short-Term Bond
Money Market
Fixed Income	40%	30%	20%
Bond (n/k/a Bond and Mortgage Securities)
Government & High Quality Bond
American Century VP Inflation Protection
Large US Equity	20%	25%	30%
Large Cap Blend	10%	10%	10%

	Model	Model	Model
Names	A	B	C
LargeCap Blend (n/k/a LargeCap Blend II)
LargeCap Stock Index (n/k/a LargeCap S&P 500 Index)
Neuberger Berman AMT Socially Responsive
Large Cap Value	0%	5%	10%
Capital Value (n/k/a LargeCap Value)
Equity Value (n/k/a LargeCap Value II)
LargeCap Value (n/k/a LargeCap Value III)
Large Cap Growth	10%	10%	10%
American Century Ultra
Fidelity Contrafund®
T. Rowe Price Health Sciences
Small/Mid US Equity	0%	5%	15%
MidCap Value	0%	0%	5%
MidCap Value (n/k/a MidCap Value II)
MidCap Blend	0%	5%	5%
MidCap (n/k/a MidCap Blend)
Small Cap	0%	0%	5%
SmallCap Value (n/k/a SmallCap Value I)
Balanced/Asset Allocation	10%	15%	20%
Asset Allocation
Equity Income I (n/k/a Equity Income)
LifeTime 2010
LifeTime 2020
LifeTime Strategic Income
International Equity	0%	5%	5%
Diversified International
Fidelity Overseas
For more information about divisions named in the GMWB Self-Build Models above, please see the prospectus sections titled “THE CONTRACT — The Underlying Mutual Funds”, “TABLE OF SEPARATE ACCOUNT DIVISIONS” and “SUMMARY OF EXPENSE INFORMATION — Annual Underlying Mutual Fund Expenses” and the underlying fund’s prospectus provided with this prospectus.

PRINCIPAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT B
PRINCIPAL INVESTMENT PLUS VARIABLE ANNUITYSM
Statement of Additional Information
Dated May 1, 2008
This Statement of Additional Information provides information about the Principal Investment Plus Variable Annuity (the “Contract”) in addition to the information that is contained in the Contract’s Prospectus dated May 1, 2008.
This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Prospectus, a copy of which can be obtained free of charge by writing or telephoning:
Principal Investment Plus Variable Annuity
The Principal Financial Group
P.O. Box 9382
Des Moines Iowa 50306-9382
Telephone: 1-800-852-4450

2

GENERAL INFORMATION AND HISTORY
Principal Life Insurance Company (the “Company”) is the issuer of the Principal Investment Plus Variable Annuity (the “Contract”) and serves as custodian of its assets. The Company is a stock life insurance company with authority to transact life and annuity business in all states of the United States and the District of Columbia. The Company’s home office is located at: Principal Financial Group, Des Moines, Iowa 50392. The Company is a wholly owned subsidiary of Principal Financial Services, Inc., which in turn, is a wholly owned direct subsidiary of Principal Financial Group, Inc., a publicly-traded company.
On June 24,1879, the Company was incorporated under Iowa law as a mutual assessment life insurance company named Bankers Life Association. The Company became a legal reserve life insurance company and changed its name to Bankers Life Company in 1911. In 1986, the Company changed its name to Principal Mutual Life Insurance Company. In 1998, the Company became Principal Life Insurance Company, a subsidiary stock life insurance company of Principal Mutual Holding Company, as part of a reorganization into a mutual insurance holding company structure. In 2001, Principal Mutual Holding Company converted to a stock company through a process called demutualization, resulting in the current organizational structure.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, serves as the independent registered public accounting firm for Principal Life Insurance Company Separate Account B and the Principal Life Insurance Company.
PRINCIPAL UNDERWRITER
The principal underwriter of the Contract is Princor Financial Services Corporation (“Princor”) which is a wholly owned subsidiary of Principal Financial Services, Inc. and an affiliate of the Company. The address of Princor is the Principal Financial Group, 680 8th Street, Des Moines, Iowa 50392-0200. Princor was incorporated in Iowa in 1968 and is a securities broker-dealer registered with the Securities Exchange Commission as well as a member of the FINRA. The Contracts may also be sold through other broker-dealers authorized by Princor and applicable law to do so. Registered representatives of such broker-dealers may be paid on a different basis than described below.
The Contract’s offering to the public is continuous. As the principal underwriter, Princor is paid for the distribution of the Contract. For the last three fiscal years Princor has received and retained the following commissions:

2007	2006	2005
received/retained	received/retained	received/retained
$24,201,879.36/$0	$22,386,910/$0	$12,169,228/$0
CALCULATION OF PERFORMANCE DATA
The Separate Account may publish advertisements containing information (including graphs, charts, tables and examples) about the performance of one or more of its divisions. Separate performance figures will be shown for the Contract without the premium payment credit rider and for the Contract with the premium payment credit rider.
The Contract was not offered prior to March 1, 2005. However, the certain divisions invest in underlying mutual funds which were offered prior to the date the Contract was available. Thus, the Separate Account may publish advertisements containing information about the hypothetical performance of one or more of its divisions for this Contract as the Contract was issued on or after the date the underlying mutual fund was first offered. The hypothetical performance from the date of inception of the underlying mutual fund in which the division invests is derived by reducing the actual performance of the underlying mutual fund by the highest level of fees and charges of the Contract as if it had been in existence.
In addition, as certain of the underlying mutual funds have added classes since the inception of the fund, performance may be shown for periods prior to the inception date of the new class which represents the historical results of initial class shares adjusted to reflect the fees and expenses of the new class.

3

The yield and total return figures described below will vary depending upon market conditions, the composition of the underlying mutual fund’s portfolios and operating expenses. These factors and possible differences in the methods used in calculating yield and total return should be considered when comparing the Separate Account performance figures to performance figures published for other investment vehicles.
The Separate Account may also quote rankings, yields or returns as published by independent statistical services or publishers and information regarding performance of certain market indices. Any performance data quoted for the Separate Account represents only historical performance and is not intended to indicate future performance.
From time to time the Separate Account advertises its Money Market Division’s “yield” and “effective yield” for the Contract. Both yield figures are based on historical earnings and are not intended to indicate future performance. The “yield” of the division refers to the income generated by an investment under the Contract in the division over a 7-day period (which period will be stated in the advertisement). This income is then “annualized.” That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The “effective yield” is calculated similarly but, when annualized, the income earned by an investment in the division is assumed to be reinvested. The “effective yield” will be slightly higher than the “yield” because of the compounding effect of this assumed reinvestment. Neither yield quotation reflects a sales load deducted from purchase payments which, if included, would reduce the “yield” and “effective yield.”

	Yield for the Period Ended December 31, 2007
For Contracts:	7-day annualized yield		7-day effective yield
without a surrender charge or a purchase payment credit rider		2.87%		2.92%
with a surrender charge but without a purchase payment credit rider	–	3.13%	–	3.08%
without a surrender charge but with a purchase payment credit rider		2.27%		2.33%
Also, from time to time, the Separate Account will advertise the average annual total return of its various divisions. The average annual total return for any of the divisions is computed by calculating the average annual compounded rate of return over the stated period that would equate an initial $1,000 investment to the ending redeemable Contract value. In this calculation for the Contract without the premium payment credit rider, the ending value is reduced by a surrender charge that decreases from 6% to 0% over a period of 7 years. For the calculations relating to the Contract with the premium payment credit rider, the ending value is reduced by a surrender charge that decreases from 8% to 0% over a period of 9 years. The Separate Account may also advertise total return figures for its divisions for a specified period that does not take into account the surrender charge in order to illustrate the change in the division’s unit value over time. See “Charges and Deductions” in the Prospectus for a discussion of surrender charges.
Following are the hypothetical average annual total returns for the period ending December 31, 2007 assuming the Contract had been offered as of the effective dates of the underlying mutual funds in which the divisions invest:

	For Contracts without the Premium Payment Credit Rider
	with Surrender Charge
Division	Effective Date	One Year	Five Years	Ten Years	Since Inception
AIM V.I. Basic Value	September 10, 2001	-5.75	10.44		4.39
AIM V.I. SmallCap Equity	August 29, 2003	-2.16			10.51
AllianceBernstein Small Cap Growth	August 15, 1996	6.62	15.94	2.16	3.85
American Century VP Inflation Protection	December 31, 2002	2.14	2.77		2.77
American Century VP Ultra	October 5, 2001	32.00	20.20		12.05
American Century VP Vista	May 1, 2001	13.30	8.58		1.50
Dreyfus Investment Portfolio Technology Growth	August 31, 1999	6.98	11.21		-3.27
Fidelity VIP Contrafund®	January 3, 1995	9.81	15.77	8.91	12.76
Fidelity VIP Equity-Income	November 3, 1986	-6.02	11.30	5.12	9.17
Fidelity VIP Growth	October 31, 1986	19.05	12.40	5.20	9.71
Fidelity VIP MidCap	December 28, 1998	7.87	19.55		17.19
Fidelity VIP Overseas	January 28, 1987	9.56	19.70	6.56	6.70
Goldman Sachs VIT Mid Cap Value	May 1, 1998	-4.12	15.09		9.02
Goldman Sachs VIT Structured Small Cap Equity	February 13, 1998	-23.56	9.20		3.67
Lehman Brothers High Income Bond Portfolio	September 15, 2004	-6.23			0.67
Neuberger Berman AMT Fasciano	July 12, 2002	-6.77	6.91		6.16
Neuberger Berman AMT Partners	March 22, 1994	1.94	16.57	5.41	9.89
Neuberger Berman Socially Responsive	February 18, 1999	0.24	12.91		5.83
T. Rowe Price Blue Chip Growth	December 29, 2000	5.05	10.73		1.07
T. Rowe Price Health Sciences	December 29, 2000	10.21	15.91		4.38
Asset Allocation	June 1, 1994	4.35	10.10	5.51	7.43
Bond & Mortgage Securities (f/k/a Bond)	December 18, 1987	-3.91	2.11	3.64	5.93
Diversified International	May 2, 1994	8.61	22.25	7.60	8.57
Equity Income (f/k/a Equity Income I)	April 28, 1998	-2.75	14.27		8.34

4

	For Contracts without the Premium Payment Credit Rider
	with Surrender Charge
Division	Effective Date	One Year	Five Years	Ten Years	Since Inception
Government & High Quality Bond	April 9, 1987	-2.44	1.38	3.80	5.65
International Emerging Markets	October 24, 2000	34.31	37.02		20.91
International SmallCap	May 1, 1998	1.83	27.96		13.05
LargeCap Blend II (f/k/a LargeCap Blend)	May 1, 2002	-2.22	9.88		5.39
LargeCap Growth (f/k/a Growth)	May 2, 1994	15.63	14.14	2.11	6.04
LargeCap Growth I (f/k/a Equity Growth)	June 1, 1994	1.13	9.43	3.04	8.95
LargeCap S&P 500 Index (f/k/a LargeCap Stock Index)	May 3, 1999	-2.20	10.60		0.83
LargeCap Value (f/k/a Capital Value)	May 13, 1970	-7.38	10.68	3.37	10.20
LargeCap Value II (f/k/a Equity Value)	August 30, 2004	-8.59			7.33
LargeCap Value III (f/k/a LargeCap Value)	May 1, 2002	-10.95	10.46		6.15
MidCap Blend (f/k/a MidCap)	December 18, 1987	2.05	14.54	8.25	12.43
MidCap Growth I (f/k/a MidCap Growth)	May 1, 1998	3.37	14.93		3.16
MidCap Value II (f/k/a MidCap Value)	May 3, 1999	-8.30	13.87		10.36
Money Market	March 18, 1983	-2.45	0.83	2.14
Principal LifeTime 2010	August 30, 2004	-3.59			6.89
Principal LifeTime 2020	August 30, 2004	-2.47			8.82
Principal LifeTime 2030	August 30, 2004	-1.38			9.06
Principal LifeTime 2040	August 30, 2004	-0.82			9.86
Principal LifeTime 2050	August 30, 2004	-0.74			10.07
Principal LifeTime Strategic Income	August 30, 2004	-5.18			5.04
Real Estate Securities	May 1, 1998	-24.75	17.63		11.79
Short-Term Bond	May 1, 2003	-4.25			0.47
SmallCap Growth II (f/k/a SmallCap Growth)	May 1, 1998	-2.35	12.76		1.09
SmallCap Value I (f/k/a SmallCap Value)	May 1, 1998	-16.68	14.31		9.02
SAM Balanced	June 3, 1997	1.28	9.63	7.57	7.54
SAM Conservative Balanced	April 23, 1998	0.23	7.30		4.44
SAM Conservative Growth	June 3, 1997	1.92	11.71	8.20	8.15
SAM Flexible Income	September 9, 1997	-1.24	5.29	5.47	5.49
SAM Strategic Growth	June 3, 1997	2.21	13.07	8.95	9.06
West Coast Equity	April 28, 1998	1.35	14.61		10.17

	For Contracts without the Premium Payment Credit Rider
	without Surrender Charge
Division	Effective Date	One Year	Five Years	Ten Years	Since Inception
AIM V.I. Basic Value	September 10, 2001	0.25	10.84		4.39
AIM V.I. SmallCap Equity	August 29, 2003	3.84			11.00
AllianceBernstein Small Cap Growth	August 15, 1996	12.62	16.27	2.16	3.85
American Century VP Inflation Protection	December 31, 2002	8.14	3.30		3.30
American Century VP Ultra	October 5, 2001	38.00	20.49		12.05
American Century VP Vista	May 1, 2001	19.30	9.01		1.50
Dreyfus Investment Portfolio Technology Growth	August 31, 1999	12.98	11.60		-3.27
Fidelity VIP Contrafund®	January 3, 1995	15.81	16.10	8.91	12.76
Fidelity VIP Equity-Income	November 3, 1986	-0.02	11.69	5.12	9.17
Fidelity VIP Growth	October 31, 1986	25.05	12.77	5.20	9.71
Fidelity VIP MidCap	December 28, 1998	13.87	19.84		17.19
Fidelity VIP Overseas	January 28, 1987	15.56	20.00	6.56	6.70
Goldman Sachs VIT Mid Cap Value	May 1, 1998	1.88	15.43		9.02
Goldman Sachs VIT Structured Small Cap Equity	February 13, 1998	-17.56	9.62		3.67
Lehman Brothers High Income Bond Portfolio	September 15, 2004	-0.23			1.85
Neuberger Berman AMT Fasciano	July 12, 2002	-0.77	7.37		6.44
Neuberger Berman AMT Partners	March 22, 1994	7.94	16.89	5.41	9.89
Neuberger Berman Socially Responsive	February 18, 1999	6.24	13.28		5.83
T. Rowe Price Blue Chip Growth	December 29, 2000	11.05	11.13		1.07
T. Rowe Price Health Sciences	December 29, 2000	16.21	16.24		4.38
Asset Allocation	June 1, 1994	10.35	10.51	5.51	7.43
Bond & Mortgage Securities (f/k/a Bond)	December 18, 1987	2.09	2.66	3.64	5.93
Diversified International	May 2, 1994	14.61	22.52	7.60	8.57
Equity Income (f/k/a Equity Income I)	April 28, 1998	3.25	14.62		8.34
Government & High Quality Bond	April 9, 1987	3.56	1.94	3.80	5.65
International Emerging Markets	October 24, 2000	40.31	37.19		20.91
International SmallCap	May 1, 1998	7.83	28.18		13.05
LargeCap Blend II (f/k/a LargeCap Blend)	May 1, 2002	3.78	10.29		5.66
LargeCap Growth (f/k/a Growth)	May 2, 1994	21.63	14.49	2.11	6.04
LargeCap Growth I (f/k/a Equity Growth)	June 1, 1994	7.13	9.85	3.04	8.95
LargeCap S&P 500 Index (f/k/a LargeCap Stock Index)	May 3, 1999	3.80	11.00		0.83
LargeCap Value (f/k/a Capital Value)	May 13, 1970	-1.38	11.08	3.37	10.20
LargeCap Value II (f/k/a Equity Value)	August 30, 2004	-2.59			8.33
LargeCap Value III (f/k/a LargeCap Value)	May 1, 2002	-4.95	10.86		6.42
MidCap Blend (f/k/a MidCap)	December 18, 1987	8.05	14.88	8.25	12.43
MidCap Growth I (f/k/a MidCap Growth)	May 1, 1998	9.37	15.27		3.16

5

	For Contracts without the Premium Payment Credit Rider
	without Surrender Charge
Division	Effective Date	One Year	Five Years	Ten Years	Since Inception
MidCap Value II (f/k/a MidCap Value)	May 3, 1999	-2.30	14.23		10.36
Money Market	March 18, 1983	3.55	1.40	2.14
Principal LifeTime 2010	August 30, 2004	2.41			7.90
Principal LifeTime 2020	August 30, 2004	3.53			9.80
Principal LifeTime 2030	August 30, 2004	4.62			10.03
Principal LifeTime 2040	August 30, 2004	5.18			10.81
Principal LifeTime 2050	August 30, 2004	5.26			11.02
Principal LifeTime Strategic Income	August 30, 2004	0.82			6.10
Real Estate Securities	May 1, 1998	-18.75	17.94		11.79
Short-Term Bond	May 1, 2003	1.75			1.10
SmallCap Growth II (f/k/a SmallCap Growth)	May 1, 1998	3.65	13.13		1.09
SmallCap Value I (f/k/a SmallCap Value)	May 1, 1998	-10.68	14.66		9.02
SAM Balanced	June 3, 1997	7.28	10.05	7.57	7.54
SAM Conservative Balanced	April 23, 1998	6.23	7.75		4.44
SAM Conservative Growth	June 3, 1997	7.92	12.09	8.20	8.15
SAM Flexible Income	September 9, 1997	4.76	5.78	5.47	5.49
SAM Strategic Growth	June 3, 1997	8.21	13.43	8.95	9.06
West Coast Equity	April 28, 1998	7.35	14.96		10.17

	For Contracts without the Premium Payment Credit Rider
	with Surrender Charge
Division	Effective Date	One Year	Five Years	Ten Years	Since Inception
AIM V.I. Basic Value	September 10, 2001	-8.36	9.63		3.50
AIM V.I. SmallCap Equity	August 29, 2003	-4.78			9.67
AllianceBernstein Small Cap Growth	August 15, 1996	3.94	15.12	1.55	3.22
American Century VP Inflation Protection	December 31, 2002	-0.51	1.95		1.95
American Century VP Ultra	October 5, 2001	29.17	19.37		11.20
American Century VP Vista	May 1, 2001	10.59	7.77		0.61
Dreyfus Investment Portfolio Technology Growth	August 31, 1999	4.30	10.40		-3.85
Fidelity VIP Contrafund®	January 3, 1995	7.11	14.95	8.26	12.08
Fidelity VIP Equity-Income	November 3, 1986	-8.62	10.48	4.49	8.52
Fidelity VIP Growth	October 31, 1986	16.30	11.58	4.57	9.05
Fidelity VIP MidCap	December 28, 1998	5.18	18.72		16.48
Fidelity VIP Overseas	January 28, 1987	6.87	18.88	5.92	6.06
Goldman Sachs VIT Mid Cap Value	May 1, 1998	-6.73	14.27		8.37
Goldman Sachs VIT Structured Small Cap Equity	February 13, 1998	-26.05	8.39		3.05
Lehman Brothers High Income Bond Portfolio	September 15, 2004	-8.83			-0.26
Neuberger Berman AMT Fasciano	July 12, 2002	-9.37	6.10		5.37
Neuberger Berman AMT Partners	March 22, 1994	-0.71	15.75	4.77	9.23
Neuberger Berman Socially Responsive	February 18, 1999	-2.40	12.10		5.19
T. Rowe Price Blue Chip Growth	December 29, 2000	2.39	9.92		0.33
T. Rowe Price Health Sciences	December 29, 2000	7.51	15.09		3.64
Asset Allocation	June 1, 1994	1.69	9.29	4.88	6.78
Bond & Mortgage Securities (f/k/a Bond)	December 18, 1987	-6.53	1.29	3.02	5.30
Diversified International	May 2, 1994	5.92	21.42	6.96	7.92
Equity Income (f/k/a Equity Income I)	April 28, 1998	-5.38	13.45		7.69
Government & High Quality Bond	April 9, 1987	-5.06	0.56	3.17	5.02
International Emerging Markets	October 24, 2000	31.46	36.14		20.14
International SmallCap	May 1, 1998	-0.82	27.11		12.37
LargeCap Blend II (f/k/a LargeCap Blend)	May 1, 2002	-4.84	9.07		4.60
LargeCap Growth (f/k/a Growth)	May 2, 1994	12.90	13.33	1.50	5.41
LargeCap Growth I (f/k/a Equity Growth)	June 1, 1994	-1.52	8.62	2.42	8.29
LargeCap S&P 500 Index (f/k/a LargeCap Stock Index)	May 3, 1999	-4.82	9.79		0.22
LargeCap Value (f/k/a Capital Value)	May 13, 1970	-9.97	9.87	2.75	9.54
LargeCap Value II (f/k/a Equity Value)	August 30, 2004	-11.17			6.40
LargeCap Value III (f/k/a LargeCap Value)	May 1, 2002	-13.52	9.65		5.37
MidCap Blend (f/k/a MidCap)	December 18, 1987	-0.60	13.72	7.60	11.76
MidCap Growth I (f/k/a MidCap Growth)	May 1, 1998	0.71	14.11		2.54
MidCap Value II (f/k/a MidCap Value)	May 3, 1999	-10.89	13.06		9.70
Money Market	March 18, 1983	-5.07	0.01	1.53
Principal LifeTime 2010	August 30, 2004	-6.20			5.97
Principal LifeTime 2020	August 30, 2004	-5.09			7.90
Principal LifeTime 2030	August 30, 2004	-4.01			8.14
Principal LifeTime 2040	August 30, 2004	-3.46			8.93
Principal LifeTime 2050	August 30, 2004	-3.37			9.15
Principal LifeTime Strategic Income	August 30, 2004	-7.79			4.12
Real Estate Securities	May 1, 1998	-27.24	16.81		11.12
Short-Term Bond	May 1, 2003	-6.86			-0.36
SmallCap Growth II (f/k/a SmallCap Growth)	May 1, 1998	-4.97	11.95		0.48
SmallCap Value I (f/k/a SmallCap Value)	May 1, 1998	-19.21	13.49		8.36

6

	For Contracts without the Premium Payment Credit Rider
	with Surrender Charge
Division	Effective Date	One Year	Five Years	Ten Years	Since Inception
SAM Balanced	June 3, 1997	-1.36	8.82	6.93	6.89
SAM Conservative Balanced	April 23, 1998	-2.41	6.49		3.81
SAM Conservative Growth	June 3, 1997	-0.73	10.89	7.56	7.50
SAM Flexible Income	September 9, 1997	-3.87	4.48	4.84	4.86
SAM Strategic Growth	June 3, 1997	-0.44	12.27	8.30	8.41
West Coast Equity	April 28, 1998	-1.29	13.80		9.51
TAXATION UNDER CERTAIN RETIREMENT PLANS
INDIVIDUAL RETIREMENT ANNUITIES
Contributions. Individuals may make contributions for individual retirement annuity (IRA) contracts. Individuals may make deductible contributions (for any year) up to the lesser of the amount shown in the chart or 100% of compensation.
Individuals age 50 or over are also permitted to make additional “catch-up” contributions. The additional contribution is $1,000 in 2006 and beyond.
Such individuals may establish a traditional IRA for a non-working spouse. The annual contribution for both spouses’ contracts cannot exceed the lesser of the amount shown in the chart or 100% of the working spouse’s compensation. No more than the individual IRA limit may be contributed to either spouse’s IRA for any year.

IRA – Maximum Annual Contribution
Year	Individual IRA	Individual IRA + Spousal IRA
2007	$4,000	$ 8,000
2008	$5,000	$10,000
Starting in 2009, limits are indexed for cost-of-living.
Contributions may be tax deductible. If an individual and his/her spouse do not participate in a qualified retirement plan, the contributions to an IRA are fully tax deductible regardless of income. If an individual is an active participant in a qualified retirement plan, his/her ability to deduct the contributions depends upon his/her income level.
For individuals who are not active participants but whose spouses are, deductibility of traditional IRA contributions is phased out if the couple files a joint return and the Adjusted Gross Income is between $156,000 and $166,000 in 2007.

Deductibility of Traditional IRA Contributions for Active Participants
	Married Individuals (Filing Jointly)			Single Individual
	Limited	No		Limited	No
Year	Deduction	Deduction	Year	Deduction	Deduction
2007	$83,000	$103,000	2007	$52,000	$62,000
2008	$85,000	$105,000	2008	$53,000	$63,000
An individual may make non-deductible IRA contributions to the extent of the excess of:
1)	The lesser of maximum annual contribution or 100% of compensation, over

2)	The IRA deductible contributions made with respect to the individual.
An individual may not make any contribution to his/her own IRA for the year in which he/she reaches age 70 1/2 or for any year thereafter.
Taxation of Distributions. Distributions from IRA Contracts are taxed as ordinary income to the recipient, although special rules exist for the tax-free return of non-deductible contributions. In addition, taxable distributions received under an IRA Contract prior to age 591/2 are subject to a 10% penalty tax in addition to regular income tax. Certain distributions are exempted from this penalty tax, including distributions following the owner’s death or disability if the distribution is paid as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of Owner and the Owner’s designated Beneficiary; distributions to pay medical expenses; distributions for certain unemployment expenses; distributions for first home purchases (up to $10,000) and distributions for higher education expenses.

7

Required Distributions. Generally, distributions from IRA Contracts must commence not later than April 1 of the calendar year following the calendar year in which the owner attains age 701/2, and such distributions must be made over a period that does not exceed the uniform life distribution period established by the IRS. A penalty tax of 50% may be imposed on any amount by which the minimum required distribution in any year exceeded the amount actually distributed in that year. In addition, in the event that the owner dies before his or her entire interest in the Contract has been distributed, the owner’s entire interest must be distributed in accordance with rules similar to those applicable upon the death of the Contract Owner in the case of a non-qualified Contract, as described in the Prospectus.
Tax-Free Rollovers. The Internal Revenue Code (the “Code”) permits the taxable portion of funds to be transferred in a tax-free rollover from a qualified retirement plan, tax-deferred annuity plan or governmental 457(b) plan to an IRA Contract if certain conditions are met, and if the rollover of assets is completed within 60 days after the distribution from the qualified plan is received. A direct rollover of funds may avoid a 20% federal tax withholding generally applicable to qualified plans, tax-deferred annuity plan, or governmental 457(b) plan distributions. In addition, not more frequently than once every twelve months, amounts may be rolled over tax-free from one IRA to another, subject to the 60-day limitation and other requirements. The once-per-year limitation on rollovers does not apply to direct transfers of funds between IRA custodians or trustees.
SIMPLIFIED EMPLOYEE PENSION PLANS AND SALARY REDUCTION SIMPLIFIED EMPLOYEE PENSION PLANS
Contributions. Under Section 408(k) of the Code, employers may establish a type of IRA plan referred to as a simplified employee pension plan (SEP). Employer contributions to a SEP cannot exceed the lesser of 100% of compensation or $48,000 for 2008.
Taxation of Distributions. Generally, distribution payments from SEPs and SAR/SEPs are subject to the same distribution rules described above for IRAs.
Required Distributions. SEPs and SAR/SEPs are subject to the same minimum required distribution rules described above for IRAs.
Tax-Free Rollovers. Generally, rollovers and direct transfers may be made to and from SEPs and SAR/SEPs in the same manner as described above for IRAs, subject to the same conditions and limitations.
SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE IRA)
Contributions. Under Section 408(p) of the Code, employers may establish a type of IRA plan known as a SIMPLE IRA. Employees may have contributions made to the SIMPLE IRA on a salary reduction basis. The amount that an employee chooses to defer and contribute to the SIMPLE IRA is referred to as an elective deferral.
These elective deferrals cannot exceed the amounts shown in the chart. In addition to the elective deferrals, SIMPLE IRA may permit additional elective deferrals by individuals age 50 or over, referred to as “catch-up contributions”.
Elective contribution amounts made under the salary reduction portions (i.e., those subject to the $7,000 limit in 2002) of a SIMPLE IRA plan are counted in the overall limit on elective deferrals by any individual. For example, an individual under age 50 who defers the maximum of $7,000 to a SIMPLE IRA of one employer and participates in a 401(k) plan of another employer would be limited to an elective deferral of $4,000 in 2002 ($11,000 — $7,000) to the 401(k) plan.
The employer generally must match either 100% of the employee’s elective deferral, up to 3% of the employee’s compensation or fixed nonelective contributions of 2% of compensation.

Savings Incentive Match Plan for Employees (SIMPLE IRA)
Year	Elective Deferral	Catch-up Contribution
2007 and beyond	$10,500	$2,500
Taxation of Distributions. Generally, distribution payments from SIMPLE IRAs are subject to the same distribution rules described above for IRAs, except that distributions made within two years of the date of an employee’s first participation in a SIMPLE IRA of an employer are subject to a 25% penalty tax instead of the 10% penalty tax discussed previously.
Required Distributions. SIMPLE IRAs are subject to the same minimum required distribution rules described above for IRAs.

8

Tax-Free Rollovers. Direct transfers may be made among SIMPLE IRAs in the same manner as described above for IRAs, subject to the same conditions and limitations. Rollovers from SIMPLE IRAs are permitted after two years have elapsed from the date of an employee’s first participation in a SIMPLE IRA of the employer. Rollovers to SIMPLE IRAs from other plans are not permitted.
ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRA)
Contribution. Under Section 408A of the Code, individuals may contribute to a Roth IRA on his/her own behalf up to the lesser of maximum annual contribution limit as shown in the chart or 100% of compensation. In addition, the contribution must be reduced by the amount of any contributions made to other IRAs for the benefit of the same individual.
Individuals age 50 or over are also permitted to make additional “catch-up” contributions. The additional contribution is $500 for 2004 and 2005 and $1,000 in 2006 and beyond.

Roth IRA – Maximum Annual Contribution
Year	Individual Roth IRA	Catch-up Contribution
2007	$4,000	$1,000
2008	$5,000	$1,000
Starting in 2009, individual Roth IRA limits are indexed for cost-of-living.
The maximum contribution is phased out for single taxpayers with adjusted gross income between $95,000 and $110,000 and for joint filers with adjusted gross income between $150,000 and $160,000 (see chart below).
If taxable income is recognized on the traditional IRA, and IRA owner (with adjusted gross income of less than $100,000) may convert a traditional IRA into a Roth IRA. All IRA income will need to be recognized in the year of conversion. No IRS 10% tax penalty will apply to the conversion.

Modified Adjusted Gross Income
Single	Married Filing Jointly	Roth IRA Contribution
$101,000 of less	$159,000	Full Contribution
$101,000-$116,000	$159,000-$169,000	Partial Contribution*
$116,000 & over	$169,000 & over	No Contribution

*	Those entitled to only a partial contribution should check with a tax advisor to determine the allowable contribution.
A person whose filing status is “married, filing separately” may not make a full Roth IRA contribution, unless the couple are separated and have been living apart for the entire year. Only a partial contribution is allowed if the Modified Adjusted Gross Income is less than $10,000.
Taxation of Distribution. Qualified distributions are received income-tax free by the Roth IRA owner, or beneficiary in case of the Roth IRA owner’s death. A qualified distribution is any distribution made after five years if the IRA owner is over age 591/2, dies, becomes disabled, or uses the funds for first-time home buyer expenses at the time of distribution. The five-year period for converted amounts begins from the year of the conversion.
FINANCIAL STATEMENTS

9

PART C
OTHER INFORMATION
ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS
(a)	Financial Statements are included in the Registration Statement:
(i)	Part A —

Condensed Financial Information for the three years ended December 31, 2007 and for the period ended December 31, 2004.

(ii)	Part B —

Principal Life Insurance Company Separate Account B:
– Report of Independent Auditors.

– Statement of Assets and Liabilities, December 31, 2007

– Statement of Operations for the year ended December 31, 2006 Statements of Changes in Net Assets for the years ended December 31, 2007, 2006 and 2005.

– Notes to Financial Statements
Principal Life Insurance Company:
– Report of Independent Auditors.

– Consolidated Statements of Financial Position, December 31, 2007, 2006 and 2005.

– Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005.

– Consolidated Statements of Financial Position, December 31, 2007, 2006 and 2005.

– Consolidated Statements of Stockholder’s Equity for the years ended December 31, 2007, 2006 and 2005.

– Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005.

– Notes to Consolidated Financial Statements.

(iii)	Part C —

Principal Life Insurance Company
– Report of Independent Auditors on Schedules

– Schedule I — Summary of Investments — Other Than Investments in Related Parties As December 31, 2007

– Schedule III — Supplementary Insurance Information As of December 31, 2007, 2006 and 2005 and for each of the years then ended

– Schedule IV — Reinsurance As of December 31, 2007, 2006 and 2005 and for each of the years then ended
All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.
(b)	Exhibits:
(1)	Resolution of Board of Directors of the Depositor (filed with the Commission on 06/072004)

(3a)	Distribution Agreement (filed with the Commission on 01/04/05)

(3b)	Selling Agreement (filed with the Commission on 06/07/2004)

(4a)	Form of Variable Annuity Contract (filed with the Commission on 06/07/2004)

(4b)	Amendment to Enhanced Death Benefit Rider (filed with the Commission on 04/27/2006)

(4c)	Amendment to Fixed Account Endorsement (filed with the Commission on 04/27/2006)

(4d)	Amendment to Fixed DCA Account Endorsement (filed with the Commission on 04/27/2006)

(4e)	Amendment to GMWB Rider (filed with the Commission on 04/27/2006)

(4f)	Amendment to Contract Data Page (filed with the Commission on 04/27/2006)

(4g)	Amendment to Partial Annuitization Endorsement (filed with the Commission on 04/27/2006)

(4h)	Amendment to Premium Payment Credit Rider (filed with the Commission on 04/27/2006)

(4i)	Form of Specimen Guaranteed Minimum Withdrawal Benefit 2 Rider (filed herewith as Exhibit 99.4I)

(5)	Form of Variable Annuity Application (filed with the Commission on 06/07/2004)

(6a)	Articles of Incorporation of the Depositor (filed with the Commission on 06/07/2004)

(6b)	Bylaws of Depositor (filed with the Commission on 06/07/2004)

(8a1)	Participation Agreement with AIM Variable Insurance Funds, as amended (filed herewith)

(8a2)	Distribution Agreement with AIM Variable Insurance Funds (filed herewith)

(8a3)	Rule 22c-2 Agreement with AIM Variable Insurance Funds (filed herewith)

(8a4)	Administrative Services Agreement with AIM Variable Insurance Funds (filed herewith)

(8b1)	Participation Agreement with AllianceBernstein Variable Products Series Fund, as amended (filed herewith)

(8b3)	Administrative Services Agreement with AllianceBernstein Variable Products Series Fund (filed herewith)

(8b4)	Rule 22c-2 Agreement with AllianceBernstein Variable Products Series Fund (filed herewith)

(8c1)	Shareholder Services Agreement with American Century Investment Management, Inc., as amended (filed herewith)

(8c2)	Rule 22c-2 Agreement with American Century Investment Management, Inc. (filed herewith)

(8d1)	Participation Agreement with Dreyfus Investment Portfolios, as amended (filed herewith)

1

(8d2)	Administrative Services Agreement with Dreyfus Investment Portfolios, as amended (filed herewith)

(8d3)	Rule 12b-1 Agreement with Dreyfus Investment Portfolios, as amended (filed herewith)

(8e1)	Amended & Restated Participation Agreement with Fidelity Variable Insurance Products Fund (filed herewith)

(8e2)	Distribution Agreement with Fidelity Variable Insurance Products Fund (filed herewith)

(8e3)	Service Agreement dated 8-2-1999 with Fidelity Variable Insurance Products Fund (filed herewith)

(8e4)	Service Agreement dated 2-29-2000 with Fidelity Variable Insurance Products Fund (filed herewith)

(8e5)	Service Agreement dated 3-26-2002 with Fidelity Variable Insurance Products Fund (filed herewith)

(8e6)	Rule 22c-2 Agreement with Fidelity Variable Insurance Products Fund (filed herewith)

(8f1)	Participation Agreement with Goldman Sachs Variable Insurance Trust (filed herewith)

(8f2)	Administrative Services Agreement with Goldman Sachs Variable Insurance Trust (filed herewith)

(8f3)	Rule 22c-2 Agreement with Goldman Sachs Variable Insurance Trust (filed herewith)

(8g1)	Participation Agreement with Neuberger Berman Advisers Management Trust, as amended (filed herewith)

(8g2)	Distribution & Administrative Services Agreement with Neuberger Berman Advisers Management Trust (filed herewith)

(8g3)	Rule 22c-2 Agreement with Neuberger Berman Advisers Management Trust (filed herewith)

(8h1)	Form of Participation Agreement with Principal Variable Contract Funds, Inc. (filed herewith)

(8h2)	Form of Rule 22c-2 Agreement with Principal Variable Contract Funds, Inc. (filed herewith)

(8i1)	Participation Agreement with T. Rowe Equity Series Inc., as amended (filed herewith)

(8i2)	Rule 12b-1 Agreement with T. Rowe Equity Series Inc. (filed herewith)

(8i3)	Rule 22c-2 Agreement with T. Rowe Equity Series Inc. (filed herewith)

(8i4)	Participation Agreement with T. Rowe Equity Series Inc., as amended (filed herewith)

(9)	Opinion of Counsel (filed with the Commission on 01/04/05)

(10a)	Consent of E&Y LLP (filed herewith)

(10b)	Powers of Attorney (filed with the Commission on 04/30/2007)

(11)	Financial Statement Schedules (filed herewith)
ITEM 25. OFFICERS AND DIRECTORS OF THE DEPOSITOR
Principal Life Insurance Company is managed by a Board of Directors which is elected by its policy owners. The directors and executive officers of the Company, their positions with the Company, including Board Committee memberships, and their principal business address, are as follows:
DIRECTORS:

Name and Principal Business Address	Positions and Offices
Betsy J. Bernard	Director
40 Shalebrook Drive	Chair, Nominating and Governance Committee
Morristown, NJ 07960

Jocelyn Carter-Miller	Director
Tech Edventures	Member, Nominating and Governance Committee
3020 NW 33rd Avenue Lauderdale Lakes, FL 33311

Gary E. Costley	Director
C & G Capital and Management, LLC	Member, Human Resources Committee
257 Barefoot Beach Boulevard, Ste 404 Bonita Springs, FL 34134

Michael T. Dan	Director
The Brink’s Company	Member, Human Resources Committee
1801 Bayberry Court Richmond, VA 23226

C. Daniel Gelatt, Jr.	Director
NMT Corporation	Member, Executive Committee and Human Resources Committee
2004 Kramer Street La Crosse, WI 54603

J. Barry Griswell	Director
The Principal Financial Group	Chairman of the Board and Chair, Executive Committee
Des Moines, IA 50392	Principal Life: Chairman and Chief Executive Officer

Sandra L. Helton	Director
1040 North Lake Shore Drive #26A	Member, Audit Committee
Chicago, IL 60611

William T. Kerr	Director
Meredith Corporation	Member, Executive Committee and Chair, Human Resources Committee
1716 Locust St. Des Moines, IA 50309-3023

2

Name and Principal Business Address	Positions and Offices
Richard L. Keyser	Director
W.W. Grainger, Inc.	Member, Nominating and Governance Committee
100 Grainger Parkway Lake Forest, IL 60045-5201

Arjun K. Mathrani	Director
176 East 71st Street, Apt. 9-F	Member, Audit Committee
New York, NY 10021

Elizabeth E. Tallett	Director
Hunter Partners, LLC	Chair, Audit Committee and Member, Executive Committee
48 Federal Twist Road Stockton, NJ 08559

Therese M. Vaughan	Director
Drake University	Member, Audit Committee
2507 University Avenue Des Moines, Iowa 50311

Larry D. Zimpleman	Director
The Principal Financial Group	Principal Life: President and Chief Operating Officer
Des Moines, IA 50392
EXECUTIVE OFFICERS (OTHER THAN DIRECTORS):

Name and Principal Business Address	Positions and Offices
John Edward Aschenbrenner	President, Insurance and Financial Services

Craig L. Bassett	Vice President and Treasurer

Ronald L. Danilson	Senior Vice President Retirement and Investor Services

James David DeVries	Senior Vice President Human Resources

Greg B. Elming	Senior Vice President and Controller

Ralph Craig Eucher	Senior Vice President Retirement and Investor Services

Nora Mary Everett	Senior Vice President Mutual Funds

Michael Harry Gersie	Executive Vice President and Chief Financial Officer

Thomas John Graf	Senior Vice President Investor Relations

Joyce Nixson Hoffman	Senior Vice President and Corporate Secretary

Daniel Joseph Houston	Executive Vice President Retirement and Investor Services

Dave Shaver	Senior Vice President Health

Ellen Zislin Lamale	Senior Vice President and Chief Actuary

Julia Marie Lawler	Senior Vice President and Chief Investment Officer

James Patrick McCaughan	President, Global Asset Management

Timothy Jon Minard	Senior Vice President Retirement Distribution

Mary Agnes O’Keefe	Senior Vice President and Chief Marketing Officer

Gary Paul Scholten	Senior Vice President and Chief Information Officer

Karen Elizabeth Shaff	Executive Vice President and General Counsel

Norman Raul Sorensen	Senior Vice President International Asset Accumulation

Deanna Dawnette Strable	Senior Vice President Individual Life and Specialty Benefits

3

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT
The Registrant is a separate account of Principal Life Insurance Company (the “Depositor”) and is operated as a unit investment trust. Registrant supports benefits payable under Depositor’s variable annuity contracts by investing assets allocated to various investment options in shares of Principal Variable Contracts Fund, Inc. and other mutual funds registered under the Investment Company Act of 1940 as open-end management investment companies of the “series” type. No person is directly or indirectly controlled by the Registrant.
The Depositor is a wholly owned by Principal Financial Services, Inc. Principal Financial Services, Inc. (an Iowa corporation) an intermediate holding company organized pursuant to Section 512A.14 of the Iowa Code. In turn, Principal Financial Services, Inc. is a wholly owned subsidiary of Principal Financial Group, Inc., a publicly traded company that filed consolidated financial statements with the SEC. A list of persons directly or indirectly controlled by or under common control with Depositor as of December 31, 2007 appears below:
None of the companies listed in such organization chart is a subsidiary of the Registrant; therefore, only the separate financial statements of Registrant and the consolidated financial statements of Depositor are being filed with this registration statement.
Principal Life Insurance Company - Organizational Structure

	Jurisdiction of	Percentage of
	Incorporation or	Ownership by its
PRINCPAL FINANCIAL GROUP, INCΔ	Organization	Immediate Parent
	Delaware
àPrincipal Financial Services, Inc.§Ñ	Iowa	100
àPrincor Financial Services Corporation§Ñ	Iowa	100
àPFG DO Brasil LTDA§Ñ	Brazil	46
àBrasilprev Seguros E Previdencia S.A. §Ñ	Brazil	100
àPrincipal International, Inc. §Ñ	Iowa	100
àPrincipal International (Asia) Limited§Ñ	Hong Kong	100
àPrincipal Global Investors (Asia) Limited§Ñ	Hong Kong	100
àPrincipal Nominee Company (Hong Kong) Limited§Ñ	Hong Kong	100
àPrincipal Asset Management Company (Asia) Limited§Ñ	Hong Kong	100
à Principal Fund Management (Hong Kong) Limited§Ñ	Hong Kong	100
àPrincipal Insurance Company (Hong Kong) Limited§Ñ	Hong Kong	100
àPrincipal Trust Company(Asia) Limited§Ñ	Hong Kong	100
àPrincipal Mexico Compania de Seguros, S.A. de C.V. §Ñ	Mexico	100
àPrincipal Pensiones, S.A. de C.V. §Ñ	Mexico	100
àPrincipal Afore, S.A. de C.V. §Ñ	Mexico	100
àPrincipal Siefore, S.A. de C.V. §Ñ	Mexico	100
àPrincipal Mexico Servicios, S.A. de C.V. §Ñ	Mexico	100
àDistribuidora Principal Mexico, S.A. de C.V. §Ñ	Mexico	100
àPrincipal Fondos de Inversion S.A. De C.V. §Ñ	Mexico	100
àPrincipal Consulting (India) Private Limited§Ñ	India	100
àPrincipal International Mexico Holding, S.A. De C.V. §Ñ	Mexico	100
àPrincipal Mexico Holdings, S.A. De C.V. §Ñ	Mexico	100
àJF Molloy & Associates§Ñ	Indiana	100
àMolloy Medical Management Company, Inc. §Ñ	Indiana	100
àPrincipal Wellness Company§Ñ	Indiana	100
àPrincipal Health Insurance Company§Ñ	Iowa	100
àPrincipal Global Investors Holding Company, Inc. §Ñ	Delaware	100
àPrincipal Global Investors (Ireland) Limited§Ñ	Ireland	100
àPrincipal Global Investors (Europe) Limited§Ñ	United Kingdom	100
àPrincipal Global Investors (Singapore) Limited§Ñ	Singapore	100
àPrincipal Global Investors (Japan) Limited§Ñ	Japan	100
àPrincipal Financial Group (Mauritius) Ltd. §Ñ	Mauritius	100
àPrincipal PNB Asset Management Company Private Limited§Ñ	India	100
àPrincipal Trustee Company Private Limited§Ñ	India	100
àPNB Principal Financial Planners Private Limited§Ñ	India	100
àPNB Principal Insurance Advisory Company Private Limited§Ñ	India	26
àPrincipal PNB Life Insurance Company Limited§Ñ	India	26

4

	Jurisdiction of	Percentage of
	Incorporation or	Ownership by its
PRINCPAL FINANCIAL GROUP, INCΔ	Organization	Immediate Parent
àPrincipal Life Insurance Company♦Ñ	Iowa	100
àPrincipal Real Estate Fund Investors, LLC§Ñ©	Delaware	100
àPrincipal Global Investors, LLC§Ñ©	Delaware	100
àPrincipal Global Columbus Circle, LLC§Ñ©	Delaware	100
àPost Advisory Group, LLC§Ñ©	Delaware	100
àPrincipal Enterprise Capital, LLC§Ñ©	Delaware	100
àPrincipal Commercial Acceptance, LLC§Ñ©	Delaware	100
àPrincipal Real Estate Investors, LLC§Ñ©	Delaware	100
àPrincipal Commercial Funding, LLC§Ñ©	Delaware	100
àPrincipal Global Investors Trust§Ñ©	Delaware	100
àSpectrum Asset Management, Inc. §Ñ©	Connecticut	100
àCCIP, LLC§Ñ©	Delaware	70
àColumbus Circle Investors§Ñ©	Connecticut	100
àPrincipal Reinsurance Company of Vermont§Ñ©	Vermont	100
àPrincipal Development Investors, LLC§Ñ©	Delaware	100
àPrincipal Holding Company§Ñ©	Iowa	100
àPrincipal Generation Plant, LLC§Ñ©	Delaware	100
àPrincipal Bank§Ñ©	OTS	100
àPetula Associates, Ltd. §Ñ©	Iowa	100
àEquity FC, Ltd. §Ñ©	Iowa	100
àPrincipal Health Care, Inc§Ñ©	Iowa	100
àPrincipal Real Estate Portfolio, Inc. §Ñ©	Delaware	100
àPetula Prolix Development Company§Ñ©	Iowa	100
àPrincipal Dental Services, Inc. §Ñ©	Arizona	100
àEmployers Dental Services, Inc. §Ñ©	Arizona	100
àDelaware Charter Guarantee & Trust Company§Ñ©	Delaware	100
àProfessional Pensions, Inc. §Ñ©	Connecticut	100
àBenefit Fiduciary Corporation§Ñ©	Rhode Island	100
àBoston Insurance Trust, Inc. §Ñ©	Massachusetts	100
àPreferred Product Network, Inc. §Ñ©	Delaware	100
àHealthRisk Resource Group, LLC§Ñ©	Iowa	100
àPrincipal Real Estate Holding Company, LLC§Ñ©	Delaware	100
àPrincipal Financial Services (Australia), Inc. §Ñ	Iowa	100
àPrincipal Global Investors (Australia) Service Company Pty Limited§Ñ	Australia	100
àPrincipal Global Investors (Australia) Limited§Ñ	Australia	100
àPrincipal Real Estate Investors (Australia) Limited§Ñ	Australia	100
àPrincipal Capital Global Investors Limited§Ñ	Australia	100
àPrincipal Financial Group (Australia) Pty Ltd. §Ñ	Australia	100
àPrincipal Investments (Australia) Limited§Ñ	Delaware	100
àPrincipal Australia (Holdings) Pty Limited§Ñ	Australia	100
àCIMB — Principal Asset Management Berhad§Ñ	Malaysia	40
àPrincipal International Holding Company, LLC§Ñ	Delaware	100
àPrincipal Management Corporation§Ñ	Iowa	100
àPrincipal Financial Advisors, Inc. §Ñ	Iowa	100
àPrincipal Shareholder Services, Inc. §Ñ	Washington	100
àEdge Asset Management, Inc. §Ñ	Washington	100
àPrincipal Funds Distributor, Inc. §Ñ	Washington	100
àPrincipal Global Services Private Limited§Ñ	India	100
àCCB Principal Asset Management Company, Ltd. §Ñ	China	25
àPrincipal International de Chile, S.A. §Ñ	Chile	100
àPrincipal Compania de Seguros de Vida Chile S.A. §Ñ	Chile	100
àPrincipal Administradora General De Fondos S.A. §Ñ	Chile	100
àPrincipal Creditos Hipotecarios, S.A. §Ñ	Chile	100
àPrincipal Asset Management S.A. §Ñ	Chile	100
àPrincipal Servicios Corporativos Chile LTDA§Ñ	Chile	100

Δ	Consolidated financial statements are filed with SEC.

5

§	Not required to file financial statements with the SEC.

Ñ	Included in the consolidated financial statements of Principal Financial Group, Inc. filed with the SEC.

♦	Separate financial statements are filed with SEC.

©	Included in the financial statements of Principal Life Insurance Company filed with the SEC.
ITEM 27. NUMBER OF CONTRACTOWNERS — AS OF: MARCH 31, 2008

Title of Class	Number of Plan Participants	Number of Contractowners
BFA Variable Annuity Contracts	50	6
Pension Builder Contracts	212	140
Personal Variable Contracts	1,733	28
Premier Variable Contracts	6,029	66
Principal Variable Annuity Contract	47,186	47,186
Freedom Variable Annuity Contract	1,932	1,932
Freedom 2 Variable Annuity Contract	283	283
Investment Plus Variable Annuity Contract	20,961	20,961
ITEM 28. INDEMNIFICATION
Sections 490.851 through 490.859 of the Iowa Business Corporation Act permit corporations to indemnify directors and officers where (A) all of the following apply: the director or officer (i) acted in good faith; (ii) reasonably believed that (a) in the case of conduct in the individual’s official capacity, that the individual’s conduct was in the best interests of the corporation or (b) in all other cases, that the individual’s conduct was at least not opposed to the best interests of the corporation; and (iii) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful; and (B) the individual engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the corporation’s articles of incorporation.
Unless ordered by a court pursuant to the Iowa Business Corporation Act, a corporation shall not indemnify a director or officer in either of the following circumstances: (A) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct (above) or (B) in connection with any proceeding with respect to conduct for which the director was adjudged liable on the basis that the director receive a financial benefit to which he or she was not entitled, whether or not involving action in the director’s official capacity.
Registrant’s By-Laws provide that it shall indemnify directors and officers against damages, awards, settlements and costs reasonably incurred or imposed in connection with any suit or proceeding to which such person is or may be made a party by reason of being a director or officer of the Registrant. Such rights of indemnification are in addition to any rights to indemnity to which the person may be entitled under Iowa law and are subject to any limitations imposed by the Board of Directors. The Board has provided that certain procedures must be followed for indemnification of officers, and that there is no indemnity of officers when there is a final adjudication of liability based upon acts which constitute gross negligence or willful misconduct.
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
ITEM 29. PRINCIPAL UNDERWRITERS
(a)	Other Activity

Princor Financial Services Corporation acts as principal underwriter for variable life insurance contracts issued by Principal Life Insurance Company Variable Life Separate Account, a registered unit investment trust. Princor Financial Services Corporation also acts as principal underwriter for variable annuity contracts participating in Principal Life Insurance Company Separate Account B, a registered unit investment trust, and for Class J shares, Institutional Class shares, Advisors Preferred Class shares, Advisors Select Class shares, Advisors Signature Class shares, Preferred Class shares, and Select Class shares of Principal Investors Fund, Inc.

(b)	Management

(b1) Name and principal business address	(b2) Positions and offices with principal underwriter
Lindsay L. Amadeo	Director - Marketing Communications
The Principal Financial Group Des Moines, IA 50392

John E. Aschenbrenner	Director
The Principal Financial Group Des Moines, IA 50392

6

(b1) Name and principal business address	(b2) Positions and offices with principal underwriter
Deborah J. Barnhart	Director - Distribution (PPN)
The Principal Financial Group Des Moines, IA 50392

Patricia A. Barry	Assistant Corporate Secretary
The Principal Financial Group Des Moines, IA 50392

Craig L. Bassett	Treasurer
The Principal Financial Group Des Moines, IA 50392

Michael J. Beer	President and Director
The Principal Financial Group Des Moines, IA 50392

Lisa Bertholf	Director - Marketing
The Principal Financial Group Des Moines, IA 50392

Tracy W. Bollin	Assistant Controller
The Principal Financial Group Des Moines, IA 50392

David J. Brown	Senior Vice President
The Principal Financial Group Des Moines, IA 50392

Jill R. Brown	Senior Vice President and Chief Financial Officer
The Principal Financial Group Des Moines, IA 50392

Bret J. Bussanmas	Vice President - Distribution
The Principal Financial Group Des Moines, IA 50392

P. Scott Cawley	Product Marketing Officer
The Principal Financial Group Des Moines, IA 50392

Ralph C. Eucher	Director
The Principal Financial Group Des Moines, IA 50392

Stephen G. Gallaher	Assistant General Counsel
The Principal Financial Group Des Moines, IA 50392

Ernest H. Gillum	Vice President
The Principal Financial Group Des Moines, IA 50392

Michael Harkin	Marketing Officer
The Principal Financial Group Des Moines, IA 50392

Robyn Hinders	Director - Mutual Fund Operations
The Principal Financial Group Des Moines, IA 50392

Joyce N. Hoffman Sr.	Vice President and Corporate Secretary
The Principal Financial Group Des Moines, IA 50392

Ann Hudson	Compliance Officer
The Principal Financial Group Des Moines, IA 50392

Patrick A. Kirchner	Counsel
The Principal Financial Group Des Moines, IA 50392

7

(b1) Name and principal business address	(b2) Positions and offices with principal underwriter
Peter R. Kornweiss	Vice President
The Principal Financial Group Des Moines, IA 50392

Julie LeClere	Director - Marketing and Recruiting
The Principal Financial Group Des Moines, IA 50392

Sarah J. Pitts	Counsel
The Principal Financial Group Des Moines, IA 50392

David L. Reichart	Senior Vice President
The Principal Financial Group Des Moines, IA 50392

Martin R. Richardson	Vice President - Broker Dealer Operations
The Principal Financial Group Des Moines, IA 50392

Michael D. Roughton	Senior Vice President and Associate General Counsel
The Principal Financial Group Des Moines, IA 50392

Adam U. Shaikh	Counsel
The Principal Financial Group Des Moines, IA 50392

Norman Sue	Compliance Officer
The Principal Financial Group Des Moines, IA 50392

Traci L. Weldon	Vice President/Chief Compliance Officer
The Principal Financial Group Des Moines, IA 50392

Beth Wilson	Vice President
The Principal Financial Group Des Moines, IA 50392

Larry D. Zimpleman	Chairman of the Board and Director
The Principal Financial Group Des Moines, IA 50392
(c)	Compensation from the Registrant

		(3)
		Compensation on
	(2)	Events Occasioning	(4)
(1)	Net Underwriting	the Deduction of a	Brokerage	(5)
Name of Principal Underwriter	Discounts & Commissions	Deferred Sales Load	Commissions	Compensation

Princor Financial Services Corporation	$30,652,824.68	0	0	0

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS
All accounts, books or other documents of the Registrant are located at the offices of the Depositor, The Principal Financial Group, Des Moines, Iowa 50392.
ITEM 31. MANAGEMENT SERVICES
N/A
ITEM 32. UNDERTAKINGS
The Registrant undertakes that in restricting cash withdrawals from Tax Sheltered Annuities to prohibit cash withdrawals before the Participant attains age 59 1/2, separates from service, dies, or becomes disabled or in the case of hardship, Registrant acts in reliance

8

of SEC No Action Letter addressed to American Counsel of Life Insurance (available November 28, 1988). Registrant further undertakes that:
1.	Registrant has included appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in its registration statement, including the prospectus, used in connection with the offer of the contract;
2.	Registrant will include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;
3.	Registrant will instruct sales representatives who solicit Plan Participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential Plan Participants; and
4.	Registrant will obtain from each Plan Participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the Plan Participant’s understanding of (a) the restrictions on redemption imposed by Section 403(b)(11), and (b) the investment alternatives available under the employer’s Section 403(b) arrangement, to which the Plan Participant may elect to transfer his contract value.
FEE REPRESENTATION
Principal Life Insurance Company represents the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.
SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Principal Life Insurance Company Separate Account B, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereto duly authorized, and its seal to be hereunto affixed and attested, in the City of Des Moines and State of Iowa, on the         day of April, 2008.
PRINCIPAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT B
Registrant

By:	/s/ J. Barry Griswell J. Barry Griswell, Chairman, President and Chief Executive Officer

By:	PRINCIPAL LIFE INSURANCE COMPANY (Depositor)

By	/s/ J. Barry Griswell J. Barry Griswell, Chairman, President and Chief Executive Officer

Attest:

/s/ Joyce N. Hoffman

Joyce N. Hoffman, Senior Vice President and Corporate Secretary
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ J. B. Griswell J. B. Griswell	President, Chairman and Chief Executive Officer	04/ /2008

/s/ G. B. Elming G. B. Elming	Senior Vice President and Controller (Principal Accounting Officer)	04/ /2008

/s/ M. H. Gersie M. H.	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	04/ /2008

(B. J. Bernard)* B. J. Bernard	Director	04/ /2008

(J. Carter-Miller)* J. Carter-Miller	Director	04/ /2008

9

Signature	Title	Date
G. E. Costley)* G. E. Costley	Director	04/ /2008

(M. T. Dan)* M. T. Dan	Director	04/ /2008

(C. D. Gelatt, Jr.)* C. D. Gelatt, Jr.	Director	04/ /2008

(S. L. Helton)* S. L. Helton	Director	04/ /2008

(W. T. Kerr)* W. T. Kerr	Director	04/ /2008

(R. L. Keyser)* R. L. Keyser	Director	04/ /2008

(A. K. Mathrani)* A. K. Mathrani	Director	04/ /2008

(E. E. Tallett)* E. E. Tallett	Director	04/ /2008

(T. M. Vaughan)* T. M. Vaughan	Director	04/ /2008

(L. D. Zimpleman)* L. D. Zimpleman	Director	04/ /2008

*	By /s/ J. Barry Griswell J. Barry Griswell, Chairman, President and Chief Executive Officer Pursuant to Powers of Attorney Previously Filed or Included

10